     As filed with the Securities and Exchange Commission on June 20, 2001
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                  Humana Inc.
             (Exact name of registrant as specified in its charter)

             Delaware                              6324                            61-0647538
   (State or other jurisdiction        (Primary Standard Industrial             (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)            Identification No.)

                              500 West Main Street
                           Louisville, Kentucky 40202
                                 (502) 580-1000
         (Address and telephone number of principal executive offices)

                                ---------------

                               ARTHUR P. HIPWELL
                   Senior Vice President and General Counsel
                                  Humana Inc.
                              500 West Main Street
                           Louisville, Kentucky 40202
                                 (502) 580-1000
           (Name, address, and telephone number of agent for service)

                                ---------------

                                   Copies to:
            JEFFREY BAGNER                         GLENN M. REITER
         THOMAS W. CHRISTOPHER                    MICHAEL D. NATHAN
    Fried, Frank, Harris, Shriver &           Simpson Thacher & Bartlett
               Jacobson                          425 Lexington Avenue
          One New York Plaza                   New York, New York 10017
       New York, New York 10004                     (212) 455-2000
            (212) 859-8000

                                ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        Proposed Maximum
                                       Proposed Maximum    Aggregate
  Title of Securities    Amount to be   Offering Price   Offering Price     Amount of
    to be Registered     Registered(1)   Per Unit (1)         (1)        Registration Fee
-----------------------------------------------------------------------------------------
Senior Notes...........  $300,000,000        100%         $300,000,000       $75,000
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1)Pursuant to Rule 457(a), the filing fee has been calculated based upon a bona fide estimate of the maximum offering price for the securities.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated June 20, 2001

PROSPECTUS

[HUMANA (R) LOGO]

$300,000,000
  % Senior Notes Due 2006


Interest on the notes is payable on      and      of each year, beginning     ,
2001. The notes will mature on      , 2006. Interest will accrue from      ,
2001.

We may redeem the notes in whole or in part at any time prior to their maturity at the "make whole" redemption price described in this prospectus.

The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-------------------------------------------------------
                                       Proceeds, before
          Public offering Underwriting expenses, to
          price           discount     Humana
-------------------------------------------------------
Per Note              %             %              %
-------------------------------------------------------
Total        $             $              $
-------------------------------------------------------

  The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers on or about     ,
2001 through the Depository Trust Company.

                           Joint Book-Running Managers

JPMorgan                                                         Lehman Brothers

       , 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................  ii
Where You Can Find Additional Information................................  ii
Incorporation of Certain Documents by Reference.......................... iii
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Capitalization...........................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  34
Management...............................................................  50
Description of Other Indebtedness........................................  51
Description of the Notes.................................................  52
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  64
Index to Financial Statements ........................................... F-1

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things, information set forth under "Risk Factors," matters described in the documents incorporated by reference in this prospectus and the following factors:

  . our ability to continue to effectively implement our recent strategic and operational initiatives,

  .  our ability to manage health care costs,

  . our ability to predict future medical cost trends as they relate to appropriately pricing our products and setting levels of benefits,

  .  adverse results in pending or future litigation,

  .  increased negative publicity regarding the health care industry, and

  . legislative reform or other increased governmental regulation of the health care industry.

   Words like "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. There may also be other risks that we are unable to predict at this time.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We are a reporting company under the Securities Exchange Act of 1934 and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

  . Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               500 West Main Street
                            Louisville, Kentucky 40202
                                  (502) 580-1000
                             Attn: Investor Relations

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. References to "we," "us," "our" and "Humana" mean Humana Inc. and all entities we own or control.

                                  Humana Inc.

Our Company

   We are one of the largest publicly-traded health benefits companies, based on our 2000 revenues of $10,514 million. We offer coordinated health insurance coverage and related services principally through traditional and Internet-based plans to employer groups and government-sponsored plans. As of May 31, 2001, we had over 6.5 million members in our medical insurance programs, including approximately 1.2 million new members as a result of a recent acquisition, as well as approximately 2.2 million members in our specialty products programs. We contract directly with more than 400,000 physicians, hospitals, dentists and other providers to provide health care to our members. In the first quarter of 2001, over 70% of our premium revenues was derived from members located in Florida, Illinois, Texas, Kentucky and Ohio.

   We have organized our business into Commercial and Government segments. Our Commercial segment consists of three lines of business marketed primarily to employer groups: fully insured medical, administrative services only, and specialty. Our fully insured medical products include health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We offer our administrative services only, or ASO, products to large employers who self-insure medical benefits. As a complement to our medical products, we offer specialty insurance products, including dental, group life and short-term disability. Our Government segment includes government-sponsored benefit plans under three programs: Medicare+Choice, Medicaid and TRICARE, which provides health insurance coverage to dependents of active duty military personnel and to retired military personnel and their dependents.

   Throughout 2000 and to date in 2001, we have focused on two top priorities: completing our turnaround and positioning our company for the future.

Our Turnaround

   We have substantially completed our turnaround which has encompassed a renewed focus on setting appropriate premiums, operating with cost-efficient levels of staffing, improving product and process design and identifying and disposing of non-core operations. Components of this plan have included the following:

  . Naming new management and realigning responsibilities--In February 2000, we named Michael B. McCallister, a Humana employee for over 25 years, our president and chief executive officer. Additional management changes include the naming of James H. Bloem as our chief financial officer as well as the promotion of Kenneth J. Fasola and James E. Murray as chief operating officers over our respective market and service operations. In addition, in 2001 we completed a management realignment in order to enable our senior management team to better focus the selling, operating and support activities of our core businesses.

  . Exiting from non-core operations--After a comprehensive review of our operations, we divested our workers' compensation business and portions of our Medicaid business. We also reinsured with third parties substantially all of our Medicare supplement business. In addition, as of January 1, 2001, we exited 45 non-core counties in our Medicare+Choice business and discontinued aspects of our product line focusing on small group commercial businesses in 17 states.

  . Strengthening our core businesses--We have taken a number of steps to strengthen our core commercial businesses, including:

     o adopting a more profit-focused pricing and benefit design strategy, including increasing premiums, implementing our three-tiered copayment pricing formula for prescription drugs, which we refer to as Rx3, and revising our pricing policies, which are designed to better anticipate prospective changes in provider contracting charges and to decrease the ability to reduce standard prices during the quoting process;

     o enhancing our actuarial leadership and staff and refining the link between our actuarial analysis and pricing;

     o creating operating units and service coordinators for each of our primary product lines in each of the markets in which we operate in order to improve our interaction with our members and increase accountability;

     o further developing our electronic and Internet infrastructure to enable more claims to be filed and processed electronically; and

     o strengthening our large group commercial and ASO product lines, which we believe offer significant future growth potential, by incorporating new product designs, new process designs and technology and by adding depth to our functional leadership and sales force in these areas.

  . Reducing employment costs--As a result of membership reductions, exiting non-core businesses and operational reviews, between January 2000 and March 2001, we reduced the number of our employees by approximately 3,100, or 18%.

   In the first quarter of 2001, our income before income taxes was $42 million, an increase of 56% over income before income taxes of $27 million for the first quarter of 2000.

Positioning for the Future

   We continue to pursue initiatives that are focused on strengthening our core businesses, streamlining operations, enhancing profitability and positioning our company for future growth. Key elements of our strategy going forward include the following:

  . Growing through innovative commercial product designs--We are focused on designing and marketing products that better address rising health care costs for our members. We believe innovative consumer-focused products and benefit designs, which give members an expanded role in selecting benefits and cost responsibility, will help drive profitable growth as employers recognize the value of increased consumer responsibility for health care expenses.

  . Utilizing technology to reduce overhead and improve customer satisfaction--We are committed to developing a strong information infrastructure. We are focused on developing technology that allows consumers to see on-line, real-time information about their benefits, eligibility, referrals, claims and other information in a secured environment. This technology is currently available to our members, brokers, agents and providers. We are in the process of introducing additional enhancements to our technological capabilities that we believe will increase administrative efficiency and also lead to membership growth through greater customer satisfaction.

  . Focusing on Commercial segment profitability through disciplined pricing and market decisions--Although our turnaround plan is substantially complete, we continue to evaluate our business lines on a market-by-market basis. Our current objective is to profitably grow our Commercial segment membership in our core markets by focusing on opportunities that satisfy our pricing criteria.

  . Managing effectively our Government segment, leveraging our expertise in managing government contracts and government-related programs--We have gained substantial expertise in managing government contracts through our experience with our TRICARE, Medicare and Medicaid businesses. We believe that the experience and infrastructure needed to operate these business lines can be leveraged profitably. For example, we recently acquired a second TRICARE contract which will utilize existing TRICARE infrastructure. Our current objective is to focus on our existing Government business and use our experience to manage it efficiently and profitably.

Recent Developments

   On May 31, 2001, we acquired for approximately $45 million the outstanding shares of common stock of a newly formed Anthem Alliance Health Insurance Company subsidiary responsible for administering TRICARE benefits to approximately 1.2 million eligible members. We provide ASO services for 592,000 of the total 1.2 million eligible members. Premium revenues for this business were approximately $141 million for the quarter ended March 31, 2001 and approximately $553 million for the year ended December 31, 2000.

   Upon becoming Medicare eligible, which is normally at age 65, TRICARE beneficiaries generally stop receiving benefits under the TRICARE program and begin receiving benefits under a Medicare program. However, as of April 1, 2001, a new government program which allows beneficiaries to continue in the TRICARE program even after becoming eligible for Medicare became effective. As of May 31, 2001, we provided pharmacy benefits in an administrative capacity under this new program to approximately 555,000 members under our two TRICARE contracts. Effective October 1, 2001, the benefits under this administrative services program will be expanded to include medical benefits.

                                ----------------

   We were incorporated in Delaware in 1964. Our principal executive offices are located at 500 West Main Street, Louisville, Kentucky 40202. Our telephone number at that address is (502) 580-1000. Our world wide web site address is www.humana.com. The information contained in our web site does not constitute part of this document.

                                  The Offering

Issuer......................    Humana Inc.

Notes offered...............    $300,000,000 aggregate principal amount of   %
                                senior notes due 2006.

Maturity....................              , 2006.

Interest payment dates......             and          of each year, commencing
                                on     , 2001.

Ranking.....................    The notes will be unsecured senior obligations
                                and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.

Optional redemption.........    We may redeem the notes, in whole or in part,
                                at any time at the "make whole" redemption price set forth in this prospectus.

Covenants...................    The indenture governing the notes will contain
                                covenants that, subject to exceptions and qualifications, limit our ability and the ability of our subsidiaries to:
                                 .  create liens, and
                                 .  consolidate, merge or transfer all or
                                    substantially all of our assets.
                                See "Description of the Notes" in this
                                prospectus.

Use of proceeds.............    We estimate that our net proceeds, less
                                estimated costs of the offering, will be
                                approximately $    million. We intend to use
                                the net proceeds of this offering for the repayment of indebtedness under our current credit facility.

Risk factors................    See "Risk Factors" and other information
                                included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

                      Summary Consolidated Financial Data

   We have derived the summary consolidated financial data below from our consolidated financial statements and accompanying notes, some of which appear elsewhere in this prospectus or are incorporated by reference in this prospectus. The summary consolidated financial data should be read together with "Selected Consolidated Financial Data" and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus.

                                                                                       Three Months Ended
                                     Fiscal Years Ended December 31,                        March 31,
                          ----------------------------------------------------------  ----------------------
                           2000(a)      1999(b)     1998(c)     1997(d)     1996(e)      2001        2000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          (in millions, except membership and ratios)
Summary of Operations
Revenues:
 Premiums...............  $   10,395  $    9,959  $    9,597  $    7,880  $    6,677  $    2,413  $    2,611
 Investment and other
  income, net...........         119         154         184         156         111          32          31
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.........      10,514      10,113       9,781       8,036       6,788       2,445       2,642
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses:
 Medical................       8,782       8,532       8,041       6,522       5,625       2,007       2,220
 Selling, general and
  administrative........       1,442       1,368       1,328       1,116         940         350         353
 Depreciation and
  amortization..........         147         124         128         108          98          39          34
 Asset write-downs and
  other charges.........                     460          34                      96
                                 --                                  --                      --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total operating
  expenses..............      10,371      10,484       9,531       7,746       6,759       2,396       2,607
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............         143        (371)        250         290          29          49          35
Interest expense........          29          33          47          20          11           7           8
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes...........         114        (404)        203         270          18          42          27
Provision (benefit) for
 income taxes...........          24         (22)         74          97           6          15           6
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $       90  $     (382) $      129  $      173  $       12  $       27  $       21
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Financial Position
Cash and investments....  $    2,307  $    2,779  $    2,844  $    2,828  $    1,921  $    2,194  $    2,391
Total assets............       4,167       4,900       5,496       5,600       3,306       4,077       4,421
Medical and other
 expenses payable.......       1,181       1,756       1,908       2,075       1,099       1,103       1,360
Debt and other long-term
 obligations............         742         830         977       1,057         361         733         832
Stockholders' equity....       1,360       1,268       1,688       1,501       1,292       1,395       1,299
Operating Data
Medical expense ratio...        84.5%       85.7%       83.8%       82.8%       84.3%       83.2%       85.0%
SG&A expense ratio......        13.9%       13.7%       13.8%       14.2%       14.1%       14.5%       13.5%
EBITDA (f)..............  $      290  $     (247) $      378  $      398  $      127  $       88  $       69
Ratio of earnings to
 fixed
 charges (g)............         3.2x         (h)        4.3x       10.0x        1.9x        4.2x        2.9x
Medical Membership by
 Segment
Commercial:
 Fully insured..........   2,545,800   3,083,600   3,261,500   3,258,600   2,759,600   2,387,900   2,977,500
 Administrative services
  only..................     612,800     648,000     646,200     651,200     471,000     547,200     657,000
 Medicare supplement....         --       44,500      56,600      68,800      97,700         --       40,800
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Commercial.......   3,158,600   3,776,100   3,964,300   3,978,600   3,328,300   2,935,100   3,675,300
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Government:
 Medicare+Choice........     494,200     488,500     502,000     480,800     364,500     428,100     518,000
 Medicaid...............     575,500     616,600     643,800     635,200      55,200     493,200     656,600
 TRICARE................   1,070,400   1,058,000   1,085,700   1,112,200   1,103,000   1,070,900   1,060,000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Government.......   2,140,100   2,163,100   2,231,500   2,228,200   1,522,700   1,992,200   2,234,600
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total Medical
    Membership..........   5,298,700   5,939,200   6,195,800   6,206,800   4,851,000   4,927,300   5,909,900
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                                                          Three Months Ended
                                 Fiscal Years Ended December 31,               March 31,
                        ------------------------------------------------- -------------------
                         2000(a)   1999(b)   1998(c)   1997(d)   1996(e)    2001      2000
                        --------- --------- --------- --------- --------- --------- ---------
                                     (in millions, except membership and ratios)
Commercial Specialty
 Membership
 Dental................ 1,665,900 1,628,200 1,375,500   936,400   844,800 1,626,100 1,699,700
 Other.................   678,900 1,333,100 1,257,800 1,504,200 1,039,400   640,500 1,280,400
                        --------- --------- --------- --------- --------- --------- ---------
   Total Commercial
    Specialty
    Membership......... 2,344,800 2,961,300 2,633,300 2,440,600 1,884,200 2,266,600 2,980,100
                        ========= ========= ========= ========= ========= ========= =========

-------
(a) Includes the operations of Memorial Sisters of Charity Health Network since January 31, 2000, the date of our acquisition.
(b) Includes charges of $585 million pretax ($499 million after tax, or $2.97 per diluted share) primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening.
(c) Includes charges of $132 million pretax ($84 million after tax, or $0.50 per diluted share) primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive.
(d) Includes the operations of the following entities since the dates we acquired them: Health Direct, Inc., February 28, 1997; Physician Corporation of America, September 8, 1997; and ChoiceCare Corporation, October 17, 1997.
(e) Includes charges of $215 million pretax ($140 million after tax, or $0.85 per diluted share) primarily related to the closing of the Washington, D.C. market and certain other markets, severance and facility costs for workforce reductions, product discontinuance costs, premium deficiency, litigation and other costs.
(f) EBITDA is defined as earnings (including investment and other income) before interest expense, income taxes, depreciation and amortization. We are presenting information concerning EBITDA because we believe EBITDA is generally accepted as providing useful information regarding a company's ability to service and incur debt. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to income from operations or net income as a measure of operating performance or to net cash provided by operating activities as a measure of liquidity. In addition, we operate as a holding company and our earnings are generated by our subsidiaries. See "Risk Factors--Risks Associated with the Notes--Our ability to obtain funds from our subsidiaries is limited and the notes will be effectively subordinated to all liabilities of our subsidiaries."
(g) The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income or loss before income taxes plus fixed charges. Fixed charges include interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(h) Due to a loss in 1999 caused primarily by pretax charges of $585 million, the ratio of earnings to fixed charges was less than 1.0x. Additional pretax earnings of $404 million would have been needed to achieve a ratio of 1.0x. Excluding pretax charges of $585 million primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been 4.4x for the year ended December 31, 1999.

                                  RISK FACTORS

   You should carefully consider the risk factors described below, in addition to other information in this prospectus, before making a decision to purchase the notes.

Risks Relating to Our Business

If the premiums we charge are insufficient to cover the cost of health care services delivered to our members, or if our reserves are inadequate, our profitability could decline.

   We use a significant portion of our revenue to pay the costs of health care services delivered to our members. These costs include claims payments, capitation payments, allocations of certain centralized expenses and various other costs incurred to provide health insurance coverage to our members, as well as estimates of future payments to hospitals and others for medical care provided to our members. Generally, premiums in the health care business are fixed for one-year periods. Accordingly, costs we incur in excess of our medical cost projections generally are not recovered in the contract year through higher premiums. We estimate the costs of our future medical claims and other expenses using actuarial methods and assumptions based upon payment patterns, medical inflation, historical developments and other relevant factors, and create medical claims reserves for future payments. We continually review estimates of future payments relating to medical claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves. However, competition, government regulations and other factors may and often do cause actual health care costs to exceed what was estimated and reflected in premiums. These factors may include:

  .  increased use of services;

  .  increased use of prescription drugs;

  .  increased cost of individual services;

  .  catastrophes;

  .  epidemics;

  .  the introduction of new or costly treatments;

  .  medical cost inflation; and

  .  new government mandated benefits or other regulatory changes.

   Failure to adequately price our products or develop sufficient reserves may result in a material adverse effect on our financial position, results of operations and cash flows.

If we fail to successfully manage prescription drug costs, our financial results could suffer.

   In general, prescription drug costs have been rising over the past few years. These increases are due to the introduction of new drugs costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry that creates consumer demand for particular brand-name drugs, and members seeking medications to address lifestyle changes. In order to control prescription drug costs, we introduced Rx3, our three-tiered copayment pricing formula for prescription drugs, and we plan to introduce a formula with four coverage levels during 2001. We cannot assure that these efforts will be successful in controlling costs. Failure to control these costs could have a material adverse effect on our financial position, results of operations and cash flows.

If competitive pressures restrict or lower the premiums we receive, our financial results could suffer.

   In addition to the challenge of controlling health care costs, we face competitive pressure to contain premium prices. The managed health care industry is highly competitive and contracts for the sale of commercial products are generally bid upon or renewed annually. Many of our competitors are more established in the health care industry and have larger memberships and greater financial resources than we do in certain markets. In addition, other companies may enter our markets in the future. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, we expect that price will continue to be a significant basis of competition. Failure to compete effectively in our markets could have a material adverse effect on our financial position, results of operations and cash flows.

We are involved in various legal actions, which, if resolved unfavorably to us, could result in substantial monetary damages.

   We are a party to a variety of legal actions that affect our business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, and shareholder suits, including securities fraud.

   Recently, a number of purported class action lawsuits have been filed against us and some of our competitors in the health benefits business. The suits are purported class actions on behalf of all of our managed care members and network providers for alleged breaches of federal statutes, including Employee Retirement Income Security Act, as amended, or ERISA, and Racketeer Influenced and Corrupt Organizations Act, or RICO.

   In addition, because of the nature of the health care business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of products and services. These include and could include in the future:

  .  claims relating to the denial of health care benefits;

  .  medical malpractice actions;

  .  allegations of anti-competitive and unfair business activities;

  . provider disputes over compensation and termination of provider contracts;

  . disputes related to self-funded business, including actions alleging claim administration errors;

  .  claims related to the failure to disclose certain business practices;
     and

  .  claims relating to customer audits and contract performance.

   In some cases, substantial non-economic or punitive damages, or treble damages, may be sought. While we currently have insurance coverage for some of these potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded.

   In addition, certain types of damages, such as punitive damages, may not be covered by insurance, particularly in those jurisdictions in which coverage of punitive damages is prohibited. In connection with one ongoing lawsuit in which one of our subsidiaries is a defendant, Chipps v. Humana Health Insurance Company of Florida, Inc., our liability carriers have preliminarily indicated they believe no coverage is available for punitive damages. Insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future.

   A description of material legal actions in which we are currently involved is included in this prospectus under "Legal Proceedings" in "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot predict the outcome of these suits with certainty, and we are incurring expenses in the defense of these matters. In addition, recent court decisions and legislative activity may increase our exposure for any of these types of claims. Therefore, these legal actions could have a material adverse effect on our financial position, results of operations and cash flows.

Increased litigation and negative publicity could increase our cost of doing business.

   The managed care industry continues to receive significant negative publicity and has been the subject of large jury awards that have affected or reflected public perception of the industry. This publicity and perception have been accompanied by increased litigation, legislative activity, regulation and governmental review of industry practices. These factors may adversely affect our ability to market our products or services, may require us to change our products or services, and may increase the regulatory burdens under which we operate. Any combination of these factors could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

If we fail to effectively implement our operational and strategic initiatives, our business could be materially adversely affected.

   Our future performance depends in large part upon our management team's ability to execute our strategy to position the company for the future. This strategy involves, among other things, the introduction of new products and benefit designs, the successful implementation of our e-business initiatives and the selection and adoption of new technologies. We believe we have experienced, capable management and technical staff who are capable of implementing this strategy. However, the market for management and technical staff in the health care industry is competitive. Loss of key employees could adversely affect the implementation of our initiatives. There can be no assurance that we will be able to successfully implement our operational and strategic initiatives that are intended to position the company for future growth. Failure to implement this strategy may result in a material adverse effect on our financial position, results of operations and cash flows.

Our industry is currently subject to substantial government regulation, which, along with possible increased governmental regulation or legislative reform, increases our costs of doing business and could adversely affect our profitability.

   The health care industry in general, and HMOs and PPOs in particular, are subject to substantial federal and state government regulation, including:

  .  regulation relating to minimum net worth;

  .  licensing requirements;

  .  approval of policy language and benefits;

  .  mandatory products and benefits;

  .  provider compensation arrangements;

  .  member disclosure;

  .  premium rates; and

  .  periodic examinations by state and federal agencies.

   State regulations require our HMO and insurance subsidiaries to maintain minimum net worth requirements and restrict certain investment activities. Additionally, those regulations restrict the ability of our subsidiaries to make dividend payments, loans, loan repayments or other payments to us. This could have a material adverse effect on our ability to repay the notes.

   In recent years, significant federal and state legislation affecting our business has been enacted. State and federal governmental authorities are continually considering changes to laws and regulations applicable to us and are currently considering regulations relating to:

  .  mandatory benefits and products;

  .  defining medical necessity;

  .  provider compensation;

  .  health plan liability to members who fail to receive appropriate care;

  .  disclosure and composition of physician networks; and

  . physicians' ability to collectively negotiate contract terms with carriers, including fees.

   All of these proposals could apply to us. See "Business--Government Regulation; Health Care Reform."

   There can be no assurance that we will be able to continue to obtain or maintain required governmental approvals or licenses or that legislative or regulatory changes will not have a material adverse effect on our business. Delays in obtaining or failure to obtain or maintain required approvals, or moratoria imposed by regulatory authorities, could adversely affect our revenue or the number of our members, increase costs or adversely affect our ability to bring new products to market as forecasted.

   The National Association of Insurance Commissioners, or NAIC, has adopted risk-based capital requirements, also know as RBC, which is subject to state-by-state adoption and to the extent implemented, sets minimum capitalization requirements for insurance and HMO companies. The NAIC recommendations for life insurance companies were adopted in all states and the prescribed calculation for HMOs has been adopted in most states in which we operate. The HMO rules may increase the minimum capital required for some of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

   Congress is also considering significant changes to Medicare, including a pharmacy benefit requirement and changes in payments to Medicare plans, as well as proposals relating to health care reform, including a comprehensive package of requirements on managed care plans called the Patient Bill of Rights, or PBOR, legislation. In February 2001, several federal legislators introduced bipartisan PBOR legislation, known as the Kennedy-McCain Bill, and President Bush issued a press release outlining his principles for PBOR legislation. Although the Kennedy-McCain Bill and the Bush principles have significant differences, both seek to hold health plans liable for claims regarding health care delivery and accusations of improper denial of care, among other items. In May 2001, other federal legislators introduced alternative PBOR legislation, the Frist-Breaux Bill, which would give patients a limited right to sue health plans, but would limit the amount of damages recoverable. If PBOR legislation is passed, it could expose us to significant increased costs and additional litigation risk. Although we could attempt to mitigate our ultimate exposure from these costs through increases in premiums or changes in benefits, there can be no assurance that we will be able to mitigate or cover the costs stemming from any PBOR legislation or the other costs incurred in connection with complying with any PBOR or similar legislation.

   The Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform health care provider, payor and employer identifiers and seeking protections for confidentiality and security of patient data. Under the new HIPAA privacy rules, we must comply with a variety of requirements concerning the use and disclosure of individuals' protected health information, establish rigorous internal procedures to protect health information and enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will subject us to significant penalties. Compliance with HIPAA regulations requires significant systems enhancements, training and administrative effort. The final rules do not provide for complete federal preemption of state laws, but rather preempt all inconsistent state laws unless the state law is more stringent. HIPAA could also expose us to additional liability for violations by our business associates.

   We are also subject to various governmental audits and investigations. These can include audits and investigations by state attorneys general, the Centers for Medicare and Medicaid Services, or CMS, formerly known as the Health Care Financing Administration, the Office of the Inspector General of Health and Human Services, the Office of Personnel Management, the Department of Justice and state Departments of Insurance and Departments of Health. These activities could result in the loss of licensure or the right to participate in various programs, or the imposition of fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services.

As a government contractor, we are exposed to additional risks that could adversely affect our business or our willingness to participate in government health care programs.

   A significant portion of our revenues relates to federal, state and local government health care coverage programs, including the Medicare+Choice, Medicaid and TRICARE programs. These programs involve various risks, including:

  . the possibility of reduced or insufficient government reimbursement in the future;

  .  higher comparative medical costs;

  .  government regulatory and reporting requirements;

  . higher marketing and advertising costs per member as a result of marketing to individuals as opposed to groups; and

  . the possibility that we will not be able to extend or renew any of the contracts relating to these programs. For example, our contracts with the Health Insurance Administration in Puerto Rico are scheduled to expire on June 30, 2001. Although we have received a request for proposal regarding new contracts with the Health Insurance Administration in Puerto Rico, we are unable to predict if the new contracts will be awarded to us.

   These contracts also are generally subject to frequent change, including changes which may reduce the number of persons enrolled or eligible to enroll, reduce the revenue we receive or increase our administrative or health care costs under those programs. In the event government reimbursement were to decline from projected amounts, our failure to reduce the health care costs associated with these programs could have a material adverse effect on our business. Changes to these government programs in the future may also affect our ability or willingness to participate in these programs. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, may have a material adverse effect on our revenues, profitability and business prospects.

   In addition, under one of our CMS contracts, at March 31, 2001 we provided health insurance coverage to approximately 245,200 members in Florida. This contract accounted for approximately 17% of our total premium revenues in 2000 and approximately 18% of our total premium revenues in the first quarter of 2001. The termination of this contract would likely have a material adverse effect upon our financial condition, results of operations and cash flows.

If we fail to maintain satisfactory relationships with the providers of care to our members, our business could be adversely affected.

   We contract with physicians, hospitals and other providers to deliver health care to our members. Our products encourage or require our customers to use these contracted providers. These providers may share medical cost risk with us or have financial incentives to deliver quality medical services in a cost-effective manner.

   In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions that could result in higher health care costs for us, less desirable products for customers and members, or difficulty meeting regulatory or accreditation requirements. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions and negotiating power. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may, in some cases, compete directly with us. If these providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be adversely affected.

   In some situations, we have contracts with individual or groups of primary care physicians for an actuarially determined, fixed, per-member-per-month fee under which physicians are paid a fixed amount to provide all required medical services to our members. The inability of providers to properly manage costs under these arrangements can result in the financial instability of such providers and the termination of their relationship with us. In addition, payment or other disputes between the primary care provider and specialists with whom it contracts can result in a disruption in the provision of services to our members or a reduction in the services available. A primary care provider's financial instability or failure to pay other providers for services rendered could lead that provider to demand payment from us, even though we have made our regular fixed payments to the primary provider. There can be no assurance that providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with other providers, the failure of any of which could have an adverse effect on the provision of services to our members and our operations.

Risks Associated with the Notes

Our ability to obtain funds from our subsidiaries is limited and the notes will be effectively subordinated to all liabilities of our subsidiaries.

   Because we operate as a holding company, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. Our subsidiaries are the operating entities which generate revenues. As a result, we will be dependent upon dividends, administrative expense reimbursements, and intercompany transfers of funds from our subsidiaries to meet our payment obligations on the notes. However, these subsidiaries are generally regulated by state departments of insurance. In most states, we are required to seek prior approval by these state regulatory authorities before we transfer money or pay dividends exceeding a certain amount, or in some states any amount, from these subsidiaries, and we are required by law to maintain certain proscribed minimum amounts of capital in these subsidiaries. In addition, we normally notify these authorities prior to making payments that do not require approval. Accordingly, since all of our premiums are earned by our subsidiaries, we cannot guarantee that sufficient funds will be available to us to pay interest on or the principal of the notes. In addition, in the event of our bankruptcy, liquidation or any similar proceeding, holders of notes will be entitled to payment only after the holders of any indebtedness and other liabilities of our subsidiaries have been paid or provided for by these subsidiaries, including the claims of our members. In addition, the indenture under which the notes will be issued permits our subsidiaries to incur additional indebtedness.

We have significant financial and operating restrictions in our debt instruments that may have an adverse effect on our operations.

   Our bank credit facility contains numerous covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Our bank credit facility also requires us to meet certain financial ratios and tests. As of May 31, 2001, we had $500 million outstanding under our bank credit facility. After taking into account $84 million of outstanding commercial paper as of that date, there was an additional $416 million available for us to borrow under that facility. Agreements we enter into in the future governing indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in our current or future bank credit facilities or indentures could result in an event of default or an acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We cannot be certain that we would have, or be able to obtain, sufficient funds to make these accelerated payments.

The notes are unsecured obligations.

   The notes will not be secured by any of our assets and are subordinated to any of our existing and future secured indebtedness. Accordingly, in the event of our bankruptcy, liquidation or any similar proceeding, holders of the notes will be entitled to payment only after the holders of any of our secured indebtedness have been paid. As of May 31, 2001, we had $4 million of secured indebtedness outstanding. In addition, the indenture under which the notes will be issued permits us to incur additional indebtedness.

A liquid trading market for the notes may not develop.

   There has not been an established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Although each underwriter has informed us that it currently intends to make a market in the notes, it has no obligation to do so and may discontinue making a market at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the issuance and sale of the notes
will be approximately $    million after deducting the underwriters' discount
and estimated offering expenses. We intend to use all of the net proceeds from this offering to repay a portion of the amounts outstanding under our credit facility.

   As of May 31, 2001, we had $500 million outstanding under our credit facility, which expires in August 2002 and had an effective interest rate of 4.9%. Affiliates of J.P. Morgan Securities Inc. are lenders in our credit facility and, upon application of the proceeds from the offering of the notes, will receive their proportionate share of the amount of the credit facility to be repaid.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of March 31, 2001 and as adjusted to reflect the sale of the notes and the receipt and use of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses.

                                                                    As of
                                                               March 31, 2001
                                                               ----------------
                                                                          As
                                                               Actual  Adjusted
                                                               ------  --------
                                                                (in millions)
Short-term borrowings:
  Revolving credit facility................................... $  510   $  214
  Commercial paper............................................     80       80
                                                               ------   ------
    Total short-term borrowings...............................    590      294
Long-term debt, excluding current portion:
     % senior notes due 2006..................................    --       300
                                                               ------   ------
Total debt....................................................    590      594
                                                               ------   ------
Stockholders' equity:
  Preferred stock, $1 par value; 10,000,000 shares authorized,
   none issued................................................    --       --
  Common stock; $0.16 2/3 par value; 300,000,000 shares
   authorized; 170,688,314 shares issued......................     28       28
  Capital in excess of par value..............................    922      922
  Retained earnings...........................................    488      488
  Accumulated other comprehensive loss........................     (3)      (3)
  Unearned restricted stock compensation......................    (27)     (27)
  Treasury stock, at cost, 1,711,504 shares...................    (13)     (13)
                                                               ------   ------
    Total stockholders' equity................................  1,395    1,395
                                                               ------   ------
    Total capitalization...................................... $1,985   $1,989
                                                               ======   ======

   As of March 31, 2001, we could borrow up to an additional $410 million under our credit facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   We have derived the selected consolidated financial data below from our consolidated financial statements and accompanying notes, some of which appear elsewhere in this prospectus or are incorporated by reference in this prospectus. The selected consolidated financial data should be read together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus.

                                                                                       Three Months Ended
                                     Fiscal Years Ended December 31,                        March 31,
                          ----------------------------------------------------------  ----------------------
                           2000(a)      1999(b)     1998(c)     1997(d)     1996(e)      2001        2000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                 (in millions, except per share results, membership and ratios)
Summary of Operations
Revenues:
 Premiums...............  $   10,395  $    9,959  $    9,597  $    7,880  $    6,677  $    2,413  $    2,611
 Investment and other
  income, net...........         119         154         184         156         111          32          31
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.........      10,514      10,113       9,781       8,036       6,788       2,445       2,642
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses:
 Medical................       8,782       8,532       8,041       6,522       5,625       2,007       2,220
 Selling, general and
  administrative........       1,442       1,368       1,328       1,116         940         350         353
 Depreciation and
  amortization..........         147         124         128         108          98          39          34
 Asset write-downs and
  other charges.........          --         460          34          --          96          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total operating
  expenses..............      10,371      10,484       9,531       7,746       6,759       2,396       2,607
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............         143        (371)        250         290          29          49          35
Interest expense........          29          33          47          20          11           7           8
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes...........         114        (404)        203         270          18          42          27
Provision (benefit) for
 income taxes...........          24         (22)         74          97           6          15           6
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $       90  $     (382) $      129  $      173  $       12  $       27  $       21
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic earnings (loss)
 per common share.......  $     0.54  $    (2.28) $     0.77  $     1.06  $     0.07  $     0.16  $     0.13
Diluted earnings (loss)
 per common share.......        0.54       (2.28)       0.77        1.05        0.07        0.16        0.13
Financial Position
Cash and investments....  $    2,307  $    2,779  $    2,844  $    2,828  $    1,921  $    2,194  $    2,391
Total assets............       4,167       4,900       5,496       5,600       3,306       4,077       4,421
Medical and other
 expenses payable.......       1,181       1,756       1,908       2,075       1,099       1,103       1,360
Debt and other long-term
 obligations............         742         830         977       1,057         361         733         832
Stockholders' equity....       1,360       1,268       1,688       1,501       1,292       1,395       1,299
Operating Data
Medical expense ratio...        84.5%       85.7%       83.8%       82.8%       84.3%       83.2%       85.0%
SG&A expense ratio......        13.9%       13.7%       13.8%       14.2%       14.1%       14.5%       13.5%
EBITDA (f)..............  $      290  $     (247) $      378  $      398  $      127  $       88  $       69
Ratio of earnings to
 fixed charges (g)......         3.2x         (h)        4.3x       10.0x        1.9x        4.2x        2.9x
Medical Membership by
 Segment
Commercial:
 Fully insured..........   2,545,800   3,083,600   3,261,500   3,258,600   2,759,600   2,387,900   2,977,500
 Administrative services
  only..................     612,800     648,000     646,200     651,200     471,000     547,200     657,000
 Medicare supplement....         --       44,500      56,600      68,800      97,700         --       40,800
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Commercial.......   3,158,600   3,776,100   3,964,300   3,978,600   3,328,300   2,935,100   3,675,300
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Government:
 Medicare+Choice........     494,200     488,500     502,000     480,800     364,500     428,100     518,000
 Medicaid ..............     575,500     616,600     643,800     635,200      55,200     493,200     656,600
 TRICARE................   1,070,400   1,058,000   1,085,700   1,112,200   1,103,000   1,070,900   1,060,000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Government.......   2,140,100   2,163,100   2,231,500   2,228,200   1,522,700   1,992,200   2,234,600
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Medical
  Membership............   5,298,700   5,939,200   6,195,800   6,206,800   4,851,000   4,927,300   5,909,900
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                                                            Three Months Ended
                                   Fiscal Years Ended December 31,               March 31,
                          ------------------------------------------------- -------------------
                           2000(a)   1999(b)   1998(c)   1997(d)   1996(e)    2001      2000
                          --------- --------- --------- --------- --------- --------- ---------
                             (in millions, except per share results, membership and ratios)
Commercial Specialty
 Membership
 Dental.................  1,665,900 1,628,200 1,375,500   936,400   844,800 1,626,100 1,699,700
 Other..................    678,900 1,333,100 1,257,800 1,504,200 1,039,400   640,500 1,280,400
                          --------- --------- --------- --------- --------- --------- ---------
 Total Commercial
  Specialty Membership..  2,344,800 2,961,300 2,633,300 2,440,600 1,884,200 2,266,600 2,980,100
                          ========= ========= ========= ========= ========= ========= =========

--------
(a) Includes the operations of Memorial Sisters of Charity Health Network since January 31, 2000, the date of our acquisition.
(b) Includes charges of $585 million pretax ($499 million after tax, or $2.97 per diluted share) primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening.
(c) Includes charges of $132 million pretax ($84 million after tax, or $0.50 per diluted share) primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive.
(d) Includes the operations of the following entities since the dates we acquired them: Health Direct, Inc., February 28, 1997; Physician Corporation of America, September 8, 1997; and ChoiceCare Corporation, October 17, 1997.
(e) Includes charges of $215 million pretax ($140 million after tax, or $0.85 per diluted share) primarily related to the closing of the Washington, D.C. market and certain other markets, severance and facility costs for workforce reductions, product discontinuance costs, premium deficiency, litigation and other costs.
(f) EBITDA is defined as earnings (including investment and other income) before interest expense, income taxes, depreciation and amortization. We are presenting information concerning EBITDA because we believe EBITDA is generally accepted as providing useful information regarding a company's ability to service and incur debt. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to income from operations or net income as a measure of operating performance or to net cash provided by operating activities as a measure of liquidity. In addition, we operate as a holding company and our earnings are generated by our subsidiaries. See "Risk Factors--Risks Associated with the Notes--Our ability to obtain funds from our subsidiaries is limited and the notes will be effectively subordinated to all liabilities of our subsidiaries."
(g) The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income or loss before income taxes plus fixed charges. Fixed charges include interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(h) Due to a loss in 1999 caused primarily by pretax charges of $585 million, the ratio of earnings to fixed charges was less than 1.0x. Additional pretax earnings of $404 million would have been needed to achieve a ratio of 1.0x. Excluding pretax charges of $585 million primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been 4.4x for the year ended December 31, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements incorporated by reference into this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

Introduction

   We are one of the largest publicly-traded health benefits companies, based on our 2000 revenues of $10,514 million. We offer coordinated health insurance coverage and related services principally through traditional and Internet-based plans to employer groups and government-sponsored plans. As of May 31, 2001, we had over 6.5 million members in our medical insurance programs, including approximately 1.2 million new members as a result of a recent acquisition, as well as approximately 2.2 million members in our specialty products programs. We contract directly with more than 400,000 physicians, hospitals, dentists and other providers to provide health care to our members. In the first quarter of 2001, over 70% of our premium revenues was derived from members located in Florida, Illinois, Texas, Kentucky and Ohio.

   During the first quarter of 2001, we realigned our management to better reflect our focus on the consumer. As part of this management realignment, we redefined our business into two segments, Commercial and Government. The Commercial segment includes three lines of business: fully insured medical, ASO, and specialty. The Government segment includes three lines of business:
Medicare+Choice, Medicaid, and TRICARE. Results of each segment are measured based upon income from operations before income taxes. We allocate administrative expenses, investment income, and interest expense, but not assets, to our segments. Members served by the two segments generally utilize the same medical provider networks, enabling us to obtain more favorable contract terms with providers. Our segments also share overhead costs. As a result, the profitability of each segment is interdependent.

   Throughout 2000 and to date in 2001, we continued to implement a strategy targeted at improving our financial results while simultaneously positioning ourselves for future growth. Part of our strategy involved eliminating non-core businesses and focusing on improving the infrastructure related to our core businesses. Our core businesses are those that are profitable or have the potential to be profitable, have sufficient membership to allow us to contract with an adequate network of medical providers at appropriate rates or have steady performance.

   During 2000 and to date in 2001, we completed transactions to divest our workers' compensation business and portions of our Medicaid businesses in north Florida, Milwaukee, Wisconsin, and Austin, Houston and San Antonio, Texas. We also reinsured with third parties substantially all of our Medicare supplement business. As of January 1, 2001, we exited 45 non-core counties in our Medicare+Choice business and discontinued aspects of our product line focusing on small group commercial businesses in 17 states. As of March 31, 2001, non-core membership accounted for less than 3% of our total membership. We intend to continue to reduce our remaining non-core membership through pricing actions, product streamlining and market exits.

Revenue and Medical Cost Recognition

   Premium revenues are recognized as income in the period members are entitled to receive services. Premiums received prior to such period are recorded as unearned premium revenues.

   Medical costs include claim payments, capitation payments, allocations of certain centralized expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care provided prior to the balance sheet date. Capitation payments represent monthly prepaid fees disbursed to participating primary care physicians and other providers who are responsible for providing medical care to members. We estimate the costs of our future medical claims and other expense payments using actuarial methods and assumptions based upon payment patterns, medical inflation, historical developments and other relevant factors, and create medical claims reserves for future payments. We continually review estimates of future payments relating to medical claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves.

   We reassess the profitability of our contracts for providing health insurance coverage to our members when current market operating results or forecasts indicate probable future losses. We record a premium deficiency in current operations to the extent that the sum of expected medical costs, claim adjustment expenses and maintenance costs exceeds related future premiums. Anticipated investment income is not considered for purposes of computing the premium deficiency. Because the majority of our member contracts renew annually, we do not anticipate premium deficiencies, except when unanticipated adverse events or changes in circumstances indicate otherwise.

   We believe our medical and other expenses payable are adequate to cover future claims payments required, however, such estimates are based on knowledge of current events and anticipated future events, and, therefore, the actual liability could differ from amounts provided.

Recent Developments

   On May 31, 2001, we acquired for approximately $45 million the outstanding shares of common stock of a newly formed Anthem Alliance Health Insurance Company subsidiary responsible for administering TRICARE benefits to approximately 1.2 million eligible members. We provide ASO services for 592,000 of the total 1.2 million eligible members. Premium revenues for this business were approximately $141 million for the quarter ended March 31, 2001 and approximately $553 million for the year ended December 31, 2000.

   Upon becoming Medicare eligible, which is normally at age 65, TRICARE beneficiaries generally stop receiving benefits under the TRICARE program and begin receiving benefits under a Medicare program. However, as of April 1, 2001, a new government program which allows beneficiaries to continue in the TRICARE program even after becoming eligible for Medicare became effective. As of May 31, 2001, we provided pharmacy benefits in an administrative capacity under this new program to approximately 555,000 members under our two TRICARE contracts. Effective October 1, 2001, the benefits under this administrative services program will be expanded to include medical benefits.

Comparison of Results of Operations

   The following discussion deals primarily with our results of operations for the three-month periods ended March 31, 2001 and 2000, and the fiscal years ended December 31, 2000 and 1999. For a discussion of our results of operations for the fiscal year ended December 31, 1998, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

 Quarters Ended March 31, 2001 and 2000

   Our premium revenues decreased 7.6% to $2.4 billion for the quarter ended March 31, 2001, or the 2001 quarter, compared to $2.6 billion for the quarter ended March 31, 2000, or the 2000 quarter. This decrease was due to medical membership reductions from exiting numerous non-core markets and products in the last three quarters of 2000, partially offset by higher premium yields. Premium yield represents the percentage increase in the average premium per member over the comparable period in the prior year. Items impacting premium yield include changes in premium rates, changes in government reimbursement rates, changes in the geographic mix of membership, and changes in the mix of benefit plans selected by our membership.

   Our medical expense as a percentage of premium revenues, or medical expense ratio, for the 2001 quarter was 83.2% compared to 85.0% for the 2000 quarter. The decline in the medical expense ratio was primarily due to our exiting numerous higher cost, non-core markets and products, significant benefit reductions in our Medicare+Choice product effective January 1, 2001 and improving fully insured commercial medical premium yields.

   Our selling, general and administrative, or SG&A, expense as a percentage of premium revenues, or SG&A expense ratio, for the 2001 quarter was 14.5% compared to 13.5% in the 2000 quarter. This increase was the result of planned spending on infrastructure and technology initiatives combined with a lower ratio of members to employees. Depreciation and amortization increased $5 million to $39 million in the 2001 quarter from $34 million in the 2000 quarter. The increase was the result of increased capital expenditures primarily related to our technology initiatives.

   Income before income taxes totaled $42 million for the 2001 quarter compared to $27 million for the 2000 quarter.

   On an interim basis, the provision for income taxes is provided for at the anticipated effective tax rate for the year. Our effective tax rate for the 2001 quarter was approximately 36% compared to 21% for the 2000 quarter. The lower effective tax rate for the 2000 quarter includes the benefit recognized for available capital loss carryforwards resulting from the sale of our workers' compensation business.

   Net income was $27 million, or $0.16 per diluted share in the 2001 quarter compared to $21 million, or $0.13 per diluted share in the 2000 quarter. This earnings improvement resulted from actions taken to eliminate non-core businesses, significant Medicare+Choice benefit reductions, and improvements in determining premiums for our fully insured commercial medical membership, which process we refer to as pricing discipline.

 Business Segment Information for the Quarters Ended March 31, 2001 and 2000

   The following table presents certain financial data for our two segments for the 2001 quarter and 2000 quarter:

                                                                   Quarters
                                                                  Ended March
                                                                      31,
                                                                 --------------
                                                                  2001    2000
                                                                 ------  ------
                                                                 (in millions,
                                                                    except
                                                                    ratios)
      Premium revenues:
        Commercial.............................................. $1,311  $1,431
        Government..............................................  1,102   1,180
                                                                 ------  ------
          Total................................................. $2,413  $2,611
                                                                 ======  ======
      Medical expense ratios:
        Commercial..............................................   81.6%   83.4%
        Government..............................................   85.0%   86.9%
                                                                 ------  ------
          Total.................................................   83.2%   85.0%
                                                                 ======  ======
      SG&A expense ratios (a):
        Commercial..............................................   16.6%   15.7%
        Government..............................................   12.0%   10.9%
                                                                 ------  ------
          Total.................................................   14.5%   13.5%
                                                                 ======  ======
      Income before income taxes:
        Commercial.............................................. $   12  $    3
        Government..............................................     30      24
                                                                 ------  ------
          Total................................................. $   42  $   27
                                                                 ======  ======

--------
(a)Excludes depreciation and amortization.

   Commercial

   Our Commercial segment's premium revenues decreased 8.4% to $1.3 billion for the 2001 quarter compared with $1.4 billion for the 2000 quarter. Fully insured commercial medical premiums decreased 8.0% to $1.2 billion during the 2001 quarter from $1.3 billion in the 2000 quarter. This decrease was due to membership reductions offset by higher premium yields. Fully insured commercial medical membership decreased 19.8% to 2,387,900 compared with 2,977,500 in the 2000 quarter, as we continued to focus on opportunities that satisfy our pricing criteria and exited certain unprofitable markets. Fully insured commercial medical premium yields improved to 14.1% for the 2001 quarter compared to 11.4% for the 2000 quarter. We anticipate fully insured commercial medical membership growth in the latter half of 2001 with levels approaching the December 31, 2000 level of 2.5 million members by the end of 2001.

   Our Commercial segment's medical expense ratio for the 2001 quarter was 81.6%, decreasing from 83.4% in the 2000 quarter. This decrease resulted primarily from lower medical cost trends in our fully insured commercial product. Fully insured commercial medical cost trends were in the 9% to 10% range for the 2001 quarter compared to a range of 10% to 11% for the 2000 quarter. Medical cost trends represent the percentage increase in the average medical cost per member over the comparable period in the prior year. Items impacting medical cost trends include changes in contracted rates with providers, changes in utilization of benefits, changes in the geographic mix of membership, and changes in the mix of benefit plans selected by our membership. This improvement was primarily driven by lower physician and pharmacy cost trends offset by higher hospital utilization. Our three-tier pharmacy benefit continued to have a positive effect on pharmacy cost trends.

   The SG&A expense ratio for the 2001 quarter increased 90 basis points to 16.6% compared to 15.7% for the 2000 quarter. This increase was the result of planned spending on infrastructure and technology initiatives combined with a lower ratio of members to employees.

   Income before income taxes totaled $12 million for the 2001 quarter compared to $3 million for the 2000 quarter. This earnings increase was due to the continued focus on pricing discipline and the exit of certain unprofitable markets partially offset by a higher SG&A expense ratio.

   Government

   Premium revenues for our Government segment in the 2001 quarter decreased 6.6% to $1.1 billion compared to $1.2 billion in the 2000 quarter. The decrease was primarily due to membership reductions from market exits and divestitures. Medicare+Choice membership at March 31, 2001 was 428,100 compared to 518,000 at March 31, 2000, a decline of 89,900 members, primarily attributable to the previously announced exits from 45 non-core counties in our Medicare+Choice business on January 1, 2001. Medicaid membership at March 31, 2001 of 493,200 declined by 163,400 members compared to the 2000 quarter. This decline resulted primarily from the divestiture of the north Florida, Milwaukee, Wisconsin, and Austin and San Antonio, Texas Medicaid businesses. Medicare+Choice premium yields improved to 7.0% for the 2001 quarter compared to 6.2% for the 2000 quarter. We anticipate that for the remainder of 2001, Medicare+Choice premium yields will range from 4% to 5% as some members may choose plans with lower premiums and with correspondingly reduced benefits.

   Our Government segment's medical expense ratio for the 2001 quarter was 85.0%, decreasing from 86.9% for the 2000 quarter. This decrease primarily resulted from exiting 45 non-core counties in our Medicare+Choice business with higher medical expense ratios on January 1, 2001 coupled with significant benefit design changes that also became effective January 1, 2001. Medicare cost trends were in the 4% to 5% range in the 2001 quarter compared to a range of 6% to 7% in the 2000 quarter. We anticipate that Medicare+Choice cost trends will be in the 3% to 5% range for the remainder of 2001, while membership levels are expected to remain relatively constant for the remainder of 2001.

   Our Government segment's SG&A expense ratio for the 2001 quarter was 12.0% compared to 10.9% for the 2000 quarter. This increase was the result of planned spending on infrastructure and technology initiatives combined with a lower ratio of members to employees.

   Income before income taxes totaled $30 million for the 2001 quarter compared to $24 million for the 2000 quarter. This earnings increase was primarily attributable to improved premium yields relative to cost trends and reductions in higher cost, non-core membership, partially offset by a higher SG&A expense ratio.

Years Ended December 31, 2000 and 1999

 1999 Asset Write-Downs and Operational Charges

   The following table presents the components of the asset write-downs and operational charges and their respective classifications in our 1999 consolidated statement of operations:

                                                 Selling,       Asset
                                               General and   Write-Downs
                                      Medical Administrative  and Other  Total
                                      ------- -------------- ----------- -----
                                                   (in millions)
   Premium deficiency................   $50                              $ 50
   Reserve strengthening.............    35                                35
   Provider costs....................     5                                 5
   Long-lived asset impairment.......                           $342      342
   Losses on non-core asset sales....                            118      118
   Professional liability reserve
    strengthening and other costs....              $35                     35
                                        ---        ---          ----     ----
     Total 1999 charges..............   $90        $35          $460     $585
                                        ===        ===          ====     ====

   Premium Deficiency, Reserve Strengthening and Provider Costs

   As a result of our assessment of the profitability of our contracts for providing health insurance coverage to our members in certain markets, we recorded a provision for probable future losses, or premium deficiency, of $50 million during the first quarter of 1999. The failure of some of our providers to satisfy their contractual obligations and the renegotiation of our hospital agreement in Florida with HCA-The Healthcare Company, formerly Columbia/HCA Healthcare Corporation, or HCA, in March 1999, contributed to the premium deficiency by causing an increase in current and projected future medical costs. The beneficial effect from losses charged to the premium deficiency liability in 1999 was $50 million.

   Prior period adverse claims development primarily in our PPO and Medicare+Choice products initially identified during an analysis of February and March 1999 medical claims resulted in the $35 million reserve strengthening. We release or strengthen medical claims reserves when favorable or adverse developments in prior periods exceed actuarial margins existing in the reserves. In addition, we paid HCA $5 million to settle certain contractual issues associated with the March 31, 1999 hospital agreement in Florida.

   Long-Lived Asset Impairment

   Historical and current period operating losses in certain of our markets prompted a review during the fourth quarter of 1999 for the possible impairment of long-lived assets. This review indicated that estimated future undiscounted cash flows were insufficient to recover the carrying value of long-lived assets, primarily goodwill, associated with our Austin and Dallas, Texas and Milwaukee, Wisconsin markets. Accordingly, we adjusted the carrying value of these long-lived assets to their estimated fair value resulting in a non-cash impairment charge of $342 million. Estimated fair value was based on discounted cash flows.

   The long-lived assets associated with the Austin and Dallas markets primarily resulted from our 1997 acquisition of Physician Corporation of America, or PCA. Operating losses in Austin and Dallas were related to the deterioration of risk-sharing arrangements with providers and the failure to effectively convert the PCA operating model and computer platform to our platform. The long-lived assets associated with the Milwaukee market primarily resulted from the 1994 acquisition of CareNetwork, Inc. Operating losses in Milwaukee were the result of competitor pricing strategies resulting in lower premium levels to large employer groups as well as market dynamics dominated by limited provider groups causing higher than expected medical costs.

   In conjunction with the 1999 goodwill impairment, we also reviewed the estimated life assigned to goodwill. Effective January 1, 2000, we adopted a 20-year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

   The $342 million long-lived asset impairment decreased future depreciation and amortization expense $13 million annually ($13 million after tax, or $0.08 per diluted share), while the change in the amortization period of goodwill increased future amortization expense $25 million annually ($24 million after tax, or $0.15 per diluted share).

   Losses on Non-Core Asset Sales

   Between December 30, 1999 and February 4, 2000, we entered into definitive agreements to sell our workers' compensation and north Florida Medicaid businesses and a definitive agreement to reinsure substantially all of our Medicare supplement business. Since the carrying value of the net assets of these businesses exceeded the estimated fair value, we recorded a $118 million loss in 1999. The estimated fair value was established based upon definitive sale agreements, net of expected transaction costs. During the first half of 2000, we completed the sale of these businesses. There was no change in the estimated loss during 2000.

   Professional Liability Reserve Strengthening and Other Costs

   We insure substantially all professional liability risks through a wholly owned captive insurance subsidiary. Our subsidiary recorded an additional $25 million expense during the fourth quarter of 1999 primarily related to claim and legal costs we expected to incur.

   In addition, other expenses of $10 million were recorded during the fourth quarter of 1999 related to a claim payment dispute with a contracted provider and a government audit.

Comparison of Results of Operations

   In order to enhance comparability as well as to provide a baseline against which historical and prospective periods can be measured, the following discussion comparing results for the years ended December 31, 2000 and 1999, excludes the previously described charges from our 1999 financial results, but does include in our 1999 financial results the beneficial effect from losses charged to premium deficiency liabilities on operating results for the periods shown, as described above. There were no adjustments to our results for 2000. The following table reconciles the results reported on the consolidated statement of operations, or reported results, to the results contained in the following discussion, or adjusted results, for 1999:

                                                Reported   Excluded   Adjusted
                                                Results   Charges (a) Results
                                                --------  ----------- --------
                                                  (in millions, except per
                                                       share results)
Consolidated Statement of Operations caption
 items that are adjusted:
Operating expenses:
  Medical...................................... $ 8,532      $ (90)   $ 8,442
  Selling, general and administrative..........   1,368        (35)     1,333
  Depreciation and amortization................     124         --        124
  Asset write-downs and other charges..........     460       (460)        --
                                                -------      -----    -------
    Total operating expenses...................  10,484       (585)     9,899
(Loss) income from operations..................    (371)       585        214
(Loss) income before income taxes..............    (404)       585        181
Net (loss) income.............................. $  (382)     $ 499    $   117
Basic (loss) earnings per common share......... $ (2.28)     $2.97    $  0.69
Diluted (loss) earnings per common share....... $ (2.28)     $2.97    $  0.69

                                                               Ratio
                                                             Effect of
                                                   Reported  Excluded   Adjusted
                                                    Ratios  Charges (a)  Ratios
                                                   -------- ----------- --------
Medical expense ratios:
  Commercial......................................  84.9%     (1.1)%     83.8%
  Government......................................  86.7%     (0.7)%     86.0%
                                                    -----     ------     -----
    Total.........................................  85.7%     (0.9)%     84.8%
                                                    =====     ======     =====
SG&A expense ratios (b):
  Commercial......................................  16.0%     (0.3)%     15.7%
  Government......................................  10.9%     (0.4)%     10.5%
                                                    -----     ------     -----
    Total.........................................  13.7%     (0.3)%     13.4%
                                                    =====     ======     =====

--------
(a) Reflects the previously discussed medical expenses of $90 million, SG&A expenses of $35 million and asset write-downs and other charges of $460 million.
(b) Excludes depreciation and amortization.

   Our premium revenues increased 4.4% to $10.4 billion for 2000 compared to $10.0 billion for 1999. Higher premium revenues resulted primarily from strong premium yields partially offset by a decline in commercial membership. The fully insured commercial medical premium yield of 12.5% and the Medicare+Choice premium yield of 6.1% increased in 2000 compared to a fully insured commercial medical premium yield of 7.4% and a Medicare+Choice premium yield of 3.4% in 1999. Due to the impact the premium increases had on fully insured commercial medical member retention, total medical membership declined 640,500 with about half of the loss attributable to non-core members.

   Our medical expense ratio for 2000 was 84.5%, improving 30 basis points compared to an adjusted medical expense ratio of 84.8% for 1999. The 1999 ratio includes the beneficial effect of losses charged to premium deficiency liabilities and favorable workers' compensation liability adjustments recorded in 1999 but not recorded in 2000. Improving fully insured commercial medical claims experience from lower pharmacy cost trends and the reduction of higher cost, non-core membership was partially offset by higher Medicare+Choice utilization in the 45 non-core counties in our Medicare+Choice business which we exited on January 1, 2001. Fully insured commercial medical pharmacy cost trends improved to 3.5% in 2000 compared to 19.7% in 1999 primarily as a result of the conversion of members to a three-tier pharmacy benefit plan. See "Business--Our Turnaround."

   The SG&A expense ratio, increased to 13.9% in 2000 from an adjusted ratio of 13.4% in 1999. Contributing to this increase were planned investments in infrastructure and technology initiatives and a lower ratio of members to employees. Depreciation and amortization increased $23 million to $147 million in 2000 from $124 million in 1999, primarily as a result of the change to a 20-year life for goodwill previously amortized over 40 years.

   Investment and other income totaled $119 million in 2000, compared to $154 million in 1999. The decrease resulted from a lower average invested balance caused primarily by the sale of our workers' compensation business, lower realized investment gains and a non-recurring $12 million gain in 1999 from the sale of a tangible asset. Interest expense declined $4 million during 2000 as a result of lower average outstanding borrowings.

   Income before income taxes totaled $114 million in 2000 compared to adjusted income before income taxes of $181 million in 1999.

   Our effective tax rate in 2000 was approximately 21% compared to an adjusted 35% effective tax rate in 1999. The lower effective tax rate was the result of recognizing the benefit of capital loss carryforwards resulting from the sale of our workers' compensation business.

   Net income was $90 million, or $0.54 per diluted share in 2000 compared to adjusted net income of $117 million, or $0.69 per diluted share in 1999. The earnings decline resulted from favorable adjustments recorded during 1999, including premium deficiency and workers' compensation reserve adjustments and a gain from the sale of a tangible asset.

Business Segment Information for the Years Ended December 31, 2000 and 1999

   The following table presents medical membership and activity for 2000 and 1999 for our Commercial and Government segments:

                                      2000                          1999
                          ----------------------------  ----------------------------
                          Commercial Government Total   Commercial Government Total
                          ---------- ---------- ------  ---------- ---------- ------
                                               (in thousands)
Beginning medical
 membership.............     3,776     2,163     5,939    3,964      2,232     6,196
 Sales/acquisition......       520       303       823      640        384     1,024
 Cancellations/
  dispositions..........    (1,137)     (338)   (1,475)    (828)      (425)   (1,253)
 TRICARE change.........       --         12        12      --         (28)      (28)
                            ------     -----    ------    -----      -----    ------
Ending medical
 membership.............     3,159     2,140     5,299    3,776      2,163     5,939
                            ======     =====    ======    =====      =====    ======
Ending specialty
 membership.............     2,345       --      2,345    2,961        --      2,961
                            ======     =====    ======    =====      =====    ======

   The following table presents certain financial data for our two segments for the years ended December 31, 2000 and 1999:

                                                       2000          1999 (a)
                                                  --------------  -------------
                                                  (in millions, except ratios)
     Premium revenues:
       Commercial...............................  $        5,555  $       5,568
       Government...............................           4,840          4,391
                                                  --------------  -------------
         Total..................................  $       10,395  $       9,959
                                                  ==============  =============
     Adjusted medical expense ratios:
       Commercial...............................            81.8%          83.8%
       Government...............................            87.5%          86.0%
                                                  --------------  -------------
         Total..................................            84.5%          84.8%
                                                  ==============  =============
     Adjusted SG&A expense ratios (b):
       Commercial...............................            16.0%          15.7%
       Government...............................            11.5%          10.5%
                                                  --------------  -------------
         Total..................................            13.9%          13.4%
                                                  ==============  =============
     Adjusted income before income taxes:
       Commercial...............................  $           77  $          18
       Government...............................              37            163
                                                  --------------  -------------
         Total..................................  $          114  $         181
                                                  ==============  =============

--------
(a) Excludes the previously discussed medical expenses of $90 million ($58 million Commercial and $32 million Government), SG&A expenses of $35 million ($18 million Commercial and $17 million Government) and asset write-downs and other charges of $460 million ($333 million Commercial and $127 million Government).
(b) Excludes depreciation and amortization.

   Commercial

   Our Commercial segment's premium revenues were $5.6 billion in both 2000 and 1999, as membership reductions in 2000 offset higher premium yields. Our fully insured commercial medical premium yield of 12.5% in 2000 increased from 7.4% in 1999, reflecting our improved pricing. The improved pricing during 2000 resulted primarily from higher renewal rates as well as accelerated rate increases in Colorado and Texas where higher than expected medical cost trends had been experienced. Fully insured commercial medical membership fell 17.4% to 2,545,800 during 2000. The decrease in the number of members was caused primarily by our pricing actions, the termination of a large account in Texas, and the announced exit of our small group product in 17 states.

   Our Commercial segment's medical expense ratio was 81.8% in 2000 compared to an adjusted medical expense ratio of 83.8% in 1999. This 200 basis point improvement resulted from declining pharmacy cost trends, corrective pricing related to higher cost, open access products and the reduction of higher cost, non-core membership. We reduced higher cost, non-core membership when we terminated a large account in Texas, announced our exit of our small group product in 17 states and reinsured substantially all of our Medicare supplement business. Fully insured commercial medical pharmacy cost trends improved to 3.5% compared to 19.7% from the conversion of members to a three-tier pharmacy benefit plan. Partially offsetting the improvement in the medical expense ratio were the beneficial effect from losses charged to premium deficiency liabilities and favorable workers' compensation liability adjustments recorded in 1999 but not in 2000.

   The SG&A expense ratio was 16.0% in 2000 compared to an adjusted ratio of 15.7% in 1999. Contributing to this increase were planned investments in infrastructure and technology initiatives and a lower ratio of members to employees.

   Income before income taxes totaled $77 million in 2000 compared to adjusted income before income taxes of $18 million in 1999. The earnings increase resulted from improved pricing and the reduction of high cost, non-core membership.

   Government

   Our Government segment's premium revenues increased 10.2% to $4.8 billion in 2000 compared to $4.4 billion in 1999. Medicare+Choice premiums increased 12.4% to $3.3 billion in 2000 due to higher premium yields and increased membership. Premium yield increased to 6.1% during 2000 from the implementation of additional member premiums for many of our Medicare+Choice members and a higher proportion of members in markets with higher CMS reimbursement rates. Medicare+Choice membership increased by 5,700, or 1.2%, despite the exit from 29 non-core counties in our Medicare+Choice business on January 1, 2000. Total Government segment membership declined as a result of a transaction in 2000 to divest our north Florida Medicaid business.

   Our Government segment's medical expense ratio increased 150 basis points to 87.5% compared to 86.0% in 1999. This increase resulted primarily from higher than expected utilization in the 45 non-core counties in our Medicare+Choice business which we exited on January 1, 2001.

   Our SG&A expense ratio increased to 11.5% in 2000 from an adjusted ratio of 10.5% in 1999. Contributing to this increase were planned investments in infrastructure and technology initiatives and a lower ratio of members to employees.

   The Government segment's income before income taxes declined $126 million during 2000 to $37 million from $163 million in 1999. This earnings decline was primarily attributable to higher than expected utilization in the 45 non-core counties in our Medicare+Choice business which we exited on January 1, 2001.

Liquidity

   The following table presents cash flows for the quarters ended March 31, 2001 and 2000, excluding the effects of previously funded workers' compensation claim payments and the timing of the Medicare+Choice premium receipts:

                                                               Quarters Ended
                                                                  March 31,
                                                               ----------------
                                                                2001     2000
                                                               -------  -------
                                                                (in millions)
     Cash flows used in operating activities.................. $   (69) $   (70)
     Timing of Medicare+Choice premium receipts...............      (6)     (19)
     Funded workers' compensation claim payments..............      --       30
                                                               -------  -------
       Pro forma cash flows used in operating activities...... $   (75) $   (59)
                                                               =======  =======

   The reduction in the funded workers' compensation claim payments resulted from the sale of this business on March 31, 2000. Pro forma operating cash used in the 2001 and 2000 quarters were negatively impacted by run-off claims payments related to terminated membership and claims inventory pay downs. Our first quarter of 2001 included run-off claims payments related to terminated Medicare+Choice and fully insured commercial membership of $55 million and a $51 million pay down in claims inventories.

   On March 31, 2000, we received $125 million from the disposition of our workers' compensation business ($60 million, net of cash and cash equivalents included in the disposed operating subsidiary). We used the proceeds from this transaction to reduce debt and fund infrastructure and information technology spending.

   Our Board of Directors has authorized the repurchase of up to five million of our common shares. As of March 31, 2001, we had repurchased approximately
3.5 million common shares for an aggregate purchase price of $26 million at an average cost of $7.71 per share. We did not repurchase any common shares during the first quarter of 2001.

   Operating cash flows declined $177 million for the year ended December 31, 2000, primarily from membership and claims inventory reductions, the timing of government premium receipts and a payment to settle a government audit. Partially offsetting these items were the net impact of reduced run-off claims payments and reinsurance recoveries from the sale of our workers' compensation business.

   Our HMO and PPO subsidiaries, other than those dealing with TRICARE, operate in states that require minimum levels of equity, regulate the payment of distributions to Humana Inc. and limit investments to approved securities. As of March 31, 2001, the minimum statutory capital requirements of all of our regulated subsidiaries totaled $604 million. As of that date, our regulated subsidiaries maintained aggregate statutory capital and surplus of approximately $914 million, and each of these subsidiaries was in compliance with applicable statutory capital requirements. Although all of these subsidiaries are in compliance with or exceed applicable statutory capital requirements, the amount of distributions that may be paid by these subsidiaries without prior approval by state regulatory authorities is limited based on the entity's level of statutory net income and statutory capital and surplus, and in some states, prior approval is required before any distribution can be made. In addition, we normally notify these authorities prior to making payments that do not require approval.

   Our HMO and PPO subsidiaries, other than those dealing with TRICARE, are impacted by the implementation of risk-based capital requirements, or RBC, recommended by the NAIC. RBC is a model developed by the NAIC to monitor legal entity solvency. The outcome of this calculation provides for minimum levels of capital and surplus for each regulated entity and determines regulatory measures should actual reported surplus fall below these recommended levels. Several states are currently in the process of phasing in these requirements for HMOs over a number of years. If RBC were fully implemented as of March 31, 2001, we would be required to fund additional capital into specific entities aggregating approximately $73 million. After this capital infusion, we would have $257 million of aggregate statutory capital and surplus above the required minimum level.

   We file statutory-basis financial statements with state regulatory authorities in all states in which we conduct business. On January 1, 2001, changes to the statutory basis of accounting became effective. The cumulative effect of these changes was recorded as a direct adjustment to January 1, 2001 statutory surplus and did not materially impact our compliance with aggregate minimum statutory capital and surplus requirements.

   We maintain an unsecured revolving credit agreement which provides a line of credit of up to $1.0 billion and expires in August 2002. Principal amounts outstanding under our credit agreement were $510 million at March 31, 2001 and $520 million at December 31, 2000.

Interest is at either a fixed rate or a floating rate, ranging from LIBOR plus 35 basis points to LIBOR plus 80 basis points, depending on our credit ratings. In addition, we currently pay a 15 basis point annual facility fee on the entire $1.0 billion facility amount, regardless of utilization. This facility fee may fluctuate between 6.5 and 20 basis points depending on our capitalization and credit ratings. We also pay a 12.5 basis point annual usage fee when borrowings exceed one-third of the facility amount. Our credit agreement contains customary covenants and events of default including, but not limited to, financial tests for interest coverage and leverage. We were in compliance with all covenants at March 31, 2001. See "Description of Other Indebtedness." We are currently seeking to replace our credit facility with a new credit facility.

   We also maintain and issue short-term debt securities under a commercial paper program. We had $80 million of commercial paper borrowings outstanding at both March 31, 2001 and December 31, 2000. Our weighted average effective interest rate on all borrowings outstanding at March 31, 2001 was 5.9%. The carrying value of our borrowings approximates fair value as the interest rate on our borrowings varies at market rates.

   We believe that funds from future operating cash flows and funds available under our existing credit agreement and commercial paper program are sufficient to meet future liquidity needs. We also believe the aforementioned sources of funds are adequate to allow us to fund selected expansion opportunities, as well as to fund capital requirements.

Capital Expenditures

   Our ongoing capital expenditures relate primarily to our technology initiatives and administrative facilities necessary for activities such as claims processing, billing and collections, medical utilization review and customer service. Total capital expenditures, excluding acquisitions, were $135 million for the year ended December 31, 2000, and $89 million for the year ended December 31, 1999. Capital expenditures were $28 million for the quarter ended March 31, 2001. Excluding acquisitions, we expect our total capital expenditures in 2001 will be approximately $130 million, most of which will be used to fund our technology initiatives and expansion and improvement of administrative facilities.

Government Contracts

   Our operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for commercial products are generally approved by the respective state insurance commissioners, while increases in premiums for Medicaid and Medicare+Choice products are established by various state governments and CMS. Premium rates under our TRICARE contract with the United States Department of Defense for Regions 3 and 4 may be adjusted on a year by year basis, and for Regions 2 and 5, every six months, to reflect inflation, changes in the workload volumes of military medical facilities and contract modifications.

   Our 2001 average rate of statutory increase under the Medicare+Choice contracts was approximately 2%. Over the last five years, annual increases have ranged from as low as the January 1998 increase of 2% to as high as 7% in January 1997, with an average of approximately 3%. Our Medicare+Choice contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Increased funding beginning March 1, 2001 under Medicare, Medicaid and the State Children's Health Insurance Benefits Improvement and Protection Act, or BIPA, is being used to provide additional reimbursement under our contracts with providers and lower member premiums in certain markets. Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on our financial position, results of operations or cash flows.

   Our Medicaid contracts are generally annual contracts with various states except for our two regional contracts with the Health Insurance Administration in Puerto Rico, which have two year terms. These contracts are set to expire on June 30, 2001. We have received a request for proposal for 10 new contracts from the Health Insurance Administration in Puerto Rico and have submitted our proposals for each of them. Each of these contracts will be evaluated and awarded separately and each will have a one year term. Pending the awards of any new contracts by the Health Insurance Administration in Puerto Rico, we expect that our current contracts will be further extended until the new contracts are awarded. We are unable to predict if we will be awarded any new contracts.

   Effective July 1, 2001, we renewed our TRICARE contract for Regions 3 and 4 for up to two additional years subject to annual renewal at the option of the Department of Defense. The TRICARE contract for Regions 2 and 5 that we recently acquired from Anthem is scheduled to expire on May 1, 2003, subject to the right of the Department of Defense to terminate the final year of this contract.

   The loss of any of these government contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, may have a material adverse effect on our revenues, profitability and business prospects.

Legal Proceedings

   Securities Litigation

   Six purported class action complaints were filed in 1999 in the United States District Court for the Western District of Kentucky at Louisville by purported stockholders against us and certain of our current and former directors and officers. The complaints contained the same or substantially similar allegations, namely, that we and the individual defendants knowingly or recklessly made false or misleading statements in press releases and public filings concerning our financial condition, primarily with respect to the impact of negotiations over renewal of our contract with HCA-The Healthcare Company, formerly Columbia/HCA Healthcare Corporation, which took effect April 1, 1999. The complaints allege violations of Section 10(b) of the Securities Exchange Act of 1934, or the 1934 Act, Rule 10b-5 and Section 20(a) of the 1934 Act, and seek certification of a class of stockholders who purchased shares of our common stock starting either (in four complaints) in late October 1998 or (in two complaints) on February 9, 1999, and ending (in all complaints) on April 8, 1999. Plaintiffs moved for consolidation of the actions, now styled In re Humana Inc. Securities Litigation, and filed a consolidated complaint. On April 28, 2000, the defendants filed a motion requesting dismissal of the consolidated complaint. On November 7, 2000, the United States District Court for the Western District of Kentucky issued a memorandum opinion and order dismissing the action. On November 30, 2000, the plaintiffs filed a notice of appeal to the United States Court of Appeals for the Sixth Circuit. We believe the above allegations are without merit and intend to continue to pursue defense of the action.

   In late 1997, three purported class action complaints were filed in the United States District Court for the Southern District of Florida by former stockholders of Physician Corporation of America, or PCA, and certain of its former directors and officers. We acquired PCA by a merger that became effective on September 8, 1997. The three actions were consolidated into a single action entitled In re Physician Corporation of America Securities Litigation. The consolidated complaint alleges that PCA and the individual defendants knowingly or recklessly made false and misleading statements in press releases and public filings with respect to the financial and regulatory difficulties of PCA's workers' compensation business. On May 5, 1999, plaintiffs moved for certification of the purported class, and on August 25, 2000, the defendants moved for summary judgment. On January 31, 2001, defendants were granted leave to file a third-party complaint for declaratory judgment on insurance coverage, seeking a determination that the defense costs and liability, if any, resulting from the class action defense are covered by an insurance policy issued by one insurer and, in the alternative, declaring that there is coverage under policies issued by two other insurers. Defendants intend promptly to move for summary judgment on the third-party complaint.

   Managed Care Industry Class Action Litigation

   We are involved in several purported class action lawsuits that are part of a wave of generally similar actions that target the health care payor industry and particularly target managed care companies. As a result of action by the Judicial Panel on Multi District Litigation, most of the cases against us, as well as similar cases against other companies in the industry, have been consolidated in the United States District Court for the Southern District of Florida and are now styled In re Managed Care Litigation. The cases include separate suits against us and six other managed care companies that purport to have been brought on behalf of members, which are referred to as the subscriber track cases, and a single action against us and seven other companies that purport to have been brought on behalf of providers, which are referred to as the provider track case.

   In the subscriber track cases, the plaintiffs seek a recovery under RICO for all persons who are or were subscribers at any time during the four-year period prior to the filing of the complaints. Plaintiffs also seek to represent a subclass of policyholders who purchased insurance through their employers' health benefit plans governed by ERISA, and who are or were subscribers at any time during the six-year period prior to the filing of the complaints. The complaint alleges, among other things, that we intentionally concealed from members certain information concerning the way in which we conduct business, including the methods by which we pay providers. The plaintiffs do not allege that any of the purported practices resulted in denial of any claim for a particular benefit, but instead, claim that we provided the purported class with health insurance benefits of lesser value than promised. The complaint also alleges an industry-wide conspiracy to engage in the various alleged improper practices. We filed a motion to dismiss the complaint on July 14, 2000. On August 15, 2000, the plaintiffs filed their amended motion for class certification, seeking a class consisting of all members of our medical plans, excluding Medicare and Medicaid plans, for the period from 1990 to 1999. We filed our opposition to the motion for class certification on November 15, 2000. On June 12, 2001, the federal district court rendered its decision with respect to the motions to dismiss. The court dismissed the ERISA claims against us and the other defendants on the grounds that the plaintiffs had failed to exhaust administrative remedies, but has permitted the plaintiffs to file amended complaints no later than June 29, 2001. The court declined to dismiss all of the RICO fraud claims against Humana. In the subscriber track cases against other companies, the court dismissed all RICO fraud claims against the other defendants for lack of specificity in their allegations. The court is permitting the plaintiffs to refile all dismissed RICO claims no later than June 29, 2001. Additionally, hearing on the class certification issue is set for July 24, 2001.

   In the provider track case, the plaintiffs assert that we and other defendants improperly (i) paid providers' claims and (ii) "downcoded" their claims by paying lesser amounts than they submitted. The complaint alleges, among other things, multiple violations under RICO as well as various breaches of contract and violations of regulations governing the timeliness of claim payments. We moved to dismiss the provider track complaint on September 8, 2000, and the other defendants filed similar motions thereafter. On March 2, 2001, the court dismissed certain of the plaintiffs' claims, including the RICO claim, pursuant to the defendants' several motions to dismiss. However, the court allowed the plaintiffs to attempt to correct the deficiencies in their complaint with an amended pleading with respect to all of the allegations except the claim under the federal Medicare regulations, which was dismissed with prejudice. The court also left undisturbed the plaintiffs' claims for breach of contract. On March 26, 2001, the plaintiffs filed their amended complaint which, among other things, added four state or county medical associations as additional plaintiffs. Two of those, the Denton County Medical Society and the Texas Medical Association, purport to bring their actions against us, as well as against several other defendant companies. The Medical Association of Georgia and the California Medical Association purport to bring their actions against various other defendant companies. The associations seek injunctive relief only. On October 27, 2000, the provider track plaintiffs filed a motion for class certification. We filed our opposition to that motion on November 17, 2000. Oral argument on the Motion for Class Certification was conducted May 7, 2001.

   We intend to continue to defend these actions vigorously.

   Chipps v. Humana Health Insurance Company of Florida, Inc.

   On January 4, 2000, a jury in Palm Beach County, Florida, rendered an approximately $80 million verdict against us in a case arising from removal of an insured from a special case management program. The award included approximately $78.5 million of punitive damages, $1 million of damages for emotional distress and $29,000 of damages for contractual benefits. The defendant, Humana Health Insurance Company of Florida, Inc., one of our subsidiaries, filed its notice of appeal to the Fourth District Court of Appeals in Florida on March 13, 2000. Oral argument was held on May 1, 2001.

   Government Audits and Other Litigation and Proceedings

   In July 2000, the Office of the Florida Attorney General initiated an investigation, apparently relating to some of the same matters that are involved in the purported class action lawsuits described above. While the Attorney General has filed no action against us, he has indicated that he may do so in the future.

   In addition, our business practices are subject to review by various state insurance and health care regulatory authorities and federal regulatory authorities. Recently, there has been increased scrutiny by these regulators of the managed health care companies' business practices, including claims payment practices and utilization management. We have been and continue to be subject to such reviews. Some of these could require changes in some of our practices and could also result in fines or other sanctions.

   We also are involved in other lawsuits that arise in the ordinary course of our business operations, including claims of medical malpractice, bad faith, failure to properly pay claims, nonacceptance or termination of providers, failure to disclose network discounts and various provider arrangements, challenges to subrogation practices, and claims relating to performance of contractual obligations to providers and others. Recent court decisions and pending state and federal legislative activity may increase our exposure for any of these types of claims.

   Personal injury claims and claims for extracontractual damages arising from medical benefit denials are covered by insurance from our wholly-owned captive insurance subsidiary and excess carriers, except to the extent that claimants seek punitive damages, which may not be covered by insurance in certain states in which insurance coverage for punitive damages is not permitted. In connection with the case of Chipps v. Humana Health Insurance Company of Florida, Inc., our insurance carriers have preliminarily indicated they believe no coverage may be available for a punitive damages award. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

   We do not believe that any pending or threatened legal actions against us or audits by agencies will have a material adverse effect on our financial position, results of operations or cash flows. However, the likelihood or outcome of current or future suits, like the purported class action lawsuits described above and the appeal of the Chipps case, cannot be accurately predicted with certainty. In addition, the increased litigation which has accompanied the recent negative publicity and public perception of our industry adds to this uncertainty. Therefore, such legal actions could have a material adverse effect on our financial position, results of operations or cash flows.

                                    BUSINESS

Our Company

   We are one of the largest publicly-traded health benefits companies, based on our 2000 revenues of $10,514 million. We offer coordinated health insurance coverage and related services principally through traditional and Internet-based plans to employer groups and government-sponsored plans. As of May 31, 2001, we had over 6.5 million members in our medical insurance programs, including approximately 1.2 million new members as a result of a recent acquisition, as well as approximately 2.2 million members in our specialty products programs. We contract directly with more than 400,000 physicians, hospitals, dentists and other providers to provide health care to our members. In the first quarter of 2001, over 70% of our premium revenues was derived from members located in Florida, Illinois, Texas, Kentucky and Ohio.

   We have organized our business into Commercial and Government segments. Our Commercial segment consists of three lines of business marketed primarily to employer groups: fully insured medical, administrative services only, and specialty. Our fully insured medical products include health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We offer our administrative services only, or ASO, products to large employers who self-insure medical benefits. As a complement to our medical products, we offer specialty insurance products, including dental, group life and short-term disability. Our Government segment includes government-sponsored benefit plans under three programs: Medicare+Choice, Medicaid and TRICARE, which provides health insurance coverage to dependents of active duty military personnel and to retired military personnel and their dependents.

   Throughout 2000 and to date in 2001, we have focused on two top priorities: completing our turnaround and positioning our company for the future.

Our Turnaround

   We have substantially completed our turnaround which has encompassed a renewed focus on setting appropriate premiums, operating with cost-efficient levels of staffing, improving product and process design and identifying and disposing of non-core operations. Components of this plan have included the following:

  . Naming new management and realigning responsibilities--In February 2000, we named Michael B. McCallister, a Humana employee for over 25 years, our president and chief executive officer. Additional management changes include the naming of James H. Bloem as our chief financial officer as well as the promotion of Kenneth J. Fasola and James E. Murray as chief operating officers over our respective market and service operations. In addition, in 2001 we completed a management realignment in order to enable our senior management team to better focus the selling, operating and support activities of our core businesses.

  . Exiting from non-core operations--After a comprehensive review of our operations, we divested our workers' compensation business and portions of our Medicaid business. We also reinsured with third parties substantially all of our Medicare supplement business. In addition, as of January 1, 2001, we exited 45 non-core counties in our Medicare+Choice business and discontinued aspects of our product line focusing on small group commercial businesses in 17 states.

  . Strengthening our core businesses--We have taken a number of steps to strengthen our core commercial businesses, including:

     . adopting a more profit-focused pricing and benefit design strategy, including increasing premiums, implementing our three-tiered copayment pricing formula for prescription drugs, which we refer to as Rx3, and revising our pricing policies, which are designed to better anticipate prospective changes in provider contracting charges and to decrease the ability to reduce standard prices during the quoting process;

     . enhancing our actuarial leadership and staff and refining the link between our actuarial analysis and pricing;

     . creating operating units and service coordinators for each of our primary product lines in each of the markets in which we operate in order to improve our interaction with our members and increase accountability;

     . further developing our electronic and Internet infrastructure to enable more claims to be filed and processed electronically; and

     . strengthening our large group commercial and ASO product lines, which we believe offer significant future growth potential, by incorporating new product designs, new process designs and technology and by adding depth to our functional leadership and sales force in these areas.

  . Reducing employment costs--As a result of membership reductions, exiting non-core businesses and operational reviews, between January 2000 and March 2001, we reduced the number of our employees by approximately 3,100, or 18%.

   In the first quarter of 2001, our income before income taxes was $42 million, an increase of 56% over income before income taxes of $27 million for the first quarter of 2000.

Positioning for the Future

   We continue to pursue initiatives that are focused on strengthening our core businesses, streamlining operations, enhancing profitability and positioning our company for future growth. Key elements of our strategy going forward include the following:

  . Growing through innovative commercial product designs--We are focused on designing and marketing products that better address rising health care costs for our members. We believe innovative consumer-focused products and benefit designs, which give members an expanded role in selecting benefits and cost responsibility, will help drive profitable growth as employers recognize the value of increased consumer responsibility for health care expenses.

  . Utilizing technology to reduce overhead and improve customer satisfaction--We are committed to developing a strong information infrastructure. We are focused on developing technology that allows consumers to see on-line, real-time information about their benefits, eligibility, referrals, claims and other information in a secured environment. This technology is currently available to our members, brokers, agents and providers. We are in the process of introducing additional enhancements to our technological capabilities that we believe will increase administrative efficiency and also lead to membership growth through greater customer satisfaction.

  . Focusing on Commercial segment profitability through disciplined pricing and market decisions--Although our turnaround plan is substantially complete, we continue to evaluate our business lines on a market-by-market basis. Our current objective is to profitably grow our Commercial segment membership in our core markets by focusing on opportunities that satisfy our pricing criteria.

  . Managing effectively our Government segment, leveraging our expertise in managing government contracts and government-related programs--We have gained substantial expertise in managing government contracts through our experience with our TRICARE, Medicare and Medicaid businesses. We believe that the experience and infrastructure needed to operate these business lines can be leveraged profitably. For example, we recently acquired a second TRICARE contract which will utilize existing TRICARE infrastructure. Our current objective is to focus on our existing Government business and use our experience to manage it efficiently and profitably.

Business Segments

   During the first quarter of 2001, we realigned our management to better focus on the profitability and growth of our core businesses. As part of this strategy, we have redefined our business into two segments, Commercial and Government.

   Our Commercial segment includes three lines of business marketed primarily to employer groups:

  . our fully insured medical business line, which provides comprehensive health insurance services to our members;

  . our ASO business line, which offers services that help large employers who self-insure their employee health plans to manage these plans; and

  . our specialty products business line, which includes dental, group life and short-term disability insurance services.

   Our Government segment also includes three lines of business:

  . our Medicare+Choice business line, which provides recipients of Medicare with managed care benefits;

  . our Medicaid business line, which, through various state governments, offers health care services to low-income residents; and

  . our TRICARE business line, which provides health insurance coverage to the dependents of active duty military personnel, as well as to retired military personnel and their dependents.

     The following table presents our segment membership and premium revenues by product for the quarter ended March 31, 2001:

                                                                        Percent
                                           Ending     Ending            of Total
                                          Medical   Specialty  Premium  Premium
                                         Membership Membership Revenues Revenues
                                         ---------- ---------- -------- --------
                                                  (dollars in millions)
   Commercial:
     Fully insured.....................  2,387,900        --    $1,236    51.2%
     Administrative services only......    547,200        --       --      --
     Specialty.........................        --   2,266,600       75     3.1
                                         ---------  ---------   ------   -----
       Total Commercial................  2,935,100  2,266,600    1,311    54.3%
                                         ---------  ---------   ------   -----
   Government:
     Medicare+Choice...................    428,100        --       734    30.5%
     Medicaid..........................    493,200        --       124     5.1
     TRICARE...........................  1,070,900        --       244    10.1
                                         ---------  ---------   ------   -----
       Total Government................  1,992,200        --     1,102    45.7
                                         ---------  ---------   ------   -----
       Total...........................  4,927,300  2,266,600   $2,413   100.0%
                                         =========  =========   ======   =====

   The following table presents our segment membership and premium revenues by product for the year ended December 31, 2000:

                                                                        Percent
                                           Ending     Ending            of Total
                                          Medical   Specialty  Premium  Premium
                                         Membership Membership Revenues Revenues
                                         ---------- ---------- -------- --------
                                                  (dollars in millions)
Commercial:
  Fully insured......................... 2,545,800        --   $ 5,235    50.3%
  Administrative services only..........   612,800        --       --      --
  Specialty.............................       --   2,344,800      291     2.8
  Medicare supplement...................       --         --        29     0.3
                                         ---------  ---------  -------   -----
    Total Commercial.................... 3,158,600  2,344,800    5,555    53.4%
                                         ---------  ---------  -------   -----
Government:
  Medicare+Choice.......................   494,200        --     3,286    31.6%
  Medicaid..............................   575,500        --       661     6.4
  TRICARE............................... 1,070,400        --       893     8.6
                                         ---------  ---------  -------   -----
    Total Government.................... 2,140,100        --     4,840    46.6
                                         ---------  ---------  -------   -----
    Total............................... 5,298,700  2,344,800  $10,395   100.0%
                                         =========  =========  =======   =====

Our Products

 Commercial Products

   HMO

   Our HMO products provide prepaid health insurance coverage to our members through a network of independent primary care physicians, specialty physicians and other health care providers who contract with the HMO to furnish such services. Primary care physicians generally include internists, family practitioners and pediatricians. Generally, the member's primary care physician must approve access to specialty physicians and other health care providers. These other health care providers include, among others, hospitals, nursing homes, home health agencies, pharmacies, mental health and substance abuse centers, diagnostic centers, optometrists, outpatient surgery centers, dentists, urgent care centers and durable medical equipment suppliers. Because the primary care physician must generally approve access to these other health care providers, the HMO product is the most restrictive form of managed care.

   An HMO member, typically through the member's employer, pays a monthly fee, which generally covers, with minimal copayments, health care services received from or approved by the member's primary care physician. For the quarter ended March 31, 2001, commercial HMO premium revenues totaled approximately $532 million or 22% of our total premium revenues for the quarter. For the year ended December 31, 2000, commercial HMO premium revenues totaled approximately $2.2 billion or 21% of our total premium revenues. For the quarter ended March 31, 2001, approximately $39 million of our commercial HMO premium revenues were derived from contracts with the United States Office of Personnel Management, or OPM, under which we provide health insurance coverage through the Federal Employee Health Benefit Plan, or FEHBP, to approximately 72,800 federal civilian employees and their dependents. For 2000, approximately $224 million of our commercial HMO premium revenues were derived from these OPM contracts to approximately 117,000 federal civilian employees and their dependents. In January 2001, we did not renew coverage in some areas, resulting in a reduction of approximately 48,800 FEHBP members. Pursuant to these contracts, payments made by OPM may be retrospectively adjusted downward by OPM if an audit discloses we offered a comparable product to a similar size subscriber group at a lower premium rate than that offered to OPM. We believe that any retrospective adjustments as a result of OPM audits will not have a material impact on our financial position, results of operations or cash flows.

   PPO

   Our PPO products include many elements of managed health care. PPOs are also similar to traditional health insurance because they provide a member with the freedom to choose a physician or other health care provider. In a PPO, the member is encouraged, through financial incentives, to use participating health care providers, which have contracted with the PPO to provide services at favorable rates. In the event a member chooses not to use a participating health care provider, the member may be required to pay a greater portion of the provider's fees.

   For the quarter ended March 31, 2001, commercial PPO premium revenues totaled approximately $704 million or 29% of our total premium revenues. For 2000, commercial PPO premium revenues totaled approximately $3.0 billion or 29% of our total premium revenues.

   Medicare Supplement

   Even though participating in both Part A and Part B of the traditional Medicare program, beneficiaries are still required to pay certain deductible and coinsurance amounts. They may, if they choose, supplement their Medicare coverage by purchasing Medicare supplement policies, which pay these deductibles and coinsurance amounts. Many of these policies also cover other services (such as prescription drugs) that are not included in Medicare coverage.

   Effective June 30, 2000, we fully reinsured substantially all of our Medicare supplement policies to United Teacher Associates Insurance Company. These policies paid for hospital deductibles, copayments and coinsurance for which an individual enrolled in the traditional Medicare program is responsible. Through June 30, 2000, Medicare supplement premium revenues totaled approximately $29 million, or less than 1% of our total premium revenues for 2000. Under this reinsurance arrangement, we have not received any Medicare supplement premiums since July 1, 2000.

   Other

   We also offer an administrative services only, or ASO, product to those who self-insure their employee health plans and various specialty products, including dental, group life and short-term disability. At March 31, 2001, we had approximately 547,200 ASO members and 2.3 million specialty members. ASO and specialty product premium revenues were approximately $75 million for the first quarter of 2001, or 3% of our total premium revenues. ASO and specialty product premium revenues were approximately $291 million or 3% of our total premium revenues for the year ended December 31, 2000.

 Government Products

   Medicare+Choice Product

   Medicare is a federal program that provides persons age 65 and over and some disabled persons certain hospital and medical insurance benefits, which include hospitalization benefits for up to 90 days per incident of illness plus a lifetime reserve aggregating 60 days. Each Medicare-eligible individual is entitled to receive inpatient hospital care, known as Part A care, without the payment of any premium, but is required to pay a premium to the federal government, which is adjusted annually, to be eligible for physician care and other services, known as Part B care.

   We contract with the federal government's CMS under the Medicare+Choice program, to provide health insurance coverage in exchange for a fixed monthly payment per member for Medicare-eligible individuals residing in the geographic areas in which our HMOs operate. Individuals who elect to participate in Medicare+Choice programs are relieved of the obligation to pay some or all of the deductible or coinsurance amounts but are generally required to use exclusively the services provided by the HMO and are required to pay a Part B premium to the Medicare program.

   The Medicare+Choice product involves a contract between an HMO and CMS pursuant to which CMS makes a fixed monthly payment to the HMO on behalf of each Medicare-eligible individual who chooses to enroll for coverage in the HMO. The fixed monthly payment is determined by formula established by federal law. We also collect premiums from our members in certain of our markets. The member may terminate membership at any time during the month.

   As of March 31, 2001, we provided health insurance coverage under CMS contracts to approximately 428,100 Medicare+Choice members for which we received premium revenues of approximately $734 million, or 31% of our total premium revenues in the first quarter of 2001. As of that date, one such CMS contract covered approximately 245,200 members in Florida and accounted for premium revenues of approximately $433 million, which represented 59% of our Medicare+Choice premium revenues, or 18% of our total premium revenues for the first quarter of 2001. As of December 31, 2000, we provided health insurance coverage under CMS contracts to approximately 494,200 Medicare+Choice members for which we received premium revenues of approximately $3.3 billion, or 32% of our total premium revenues in 2000. As of that date, one such CMS contract covered approximately 273,100 members in Florida and accounted for premium revenues of approximately $1.8 billion, which represented 55% of our Medicare+Choice premium revenues, or 17% of our total premium revenues in 2000.

   Our Medicare+Choice contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Increased federal funding in 2001 specific to the Medicare+Choice, Medicaid and State Children's Health Insurance Benefits

Improvement and Protection Act, or BIPA, will be used to provide additional reimbursement under our contracts with providers and lower member premiums in certain markets. As of January 1, 2001, we exited 45 non-core counties in our Medicare+Choice business, affecting approximately 54,000 members. These county exits were the result, in part, of lower CMS reimbursement rates.

   The loss of our contracts or significant changes in the Medicare+Choice program as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on our financial position, results of operations and cash flows.

   Medicaid Product

   Medicaid is a federal program that is state-operated to facilitate the delivery of health care services to low-income residents. Each state that chooses to do so develops, through a state specific regulatory agency, a Medicaid managed care initiative that must be approved by CMS. CMS requires that Medicaid managed care plans meet federal standards and cost no more than the amount that would have been spent on a comparable fee-for-service basis. States currently either use a formal proposal process in which they review many bidders before selecting one or award individual contracts to qualified bidders which apply for entry to the program. In either case, the contractual relationship with a state is generally for a one-year period. Under these contracts, we receive a fixed monthly payment from a government agency for which we are required to provide health insurance coverage to enrolled members. Due to the increased emphasis on state health care reform and budgetary constraints, more states are utilizing a managed care product in their Medicaid programs.

   Our Medicaid contracts are generally annual contracts with various states except for our two regional contracts with the Health Insurance Administration in Puerto Rico, which have two year terms. These contracts are set to expire on June 30, 2001. We have received a request for proposal for 10 new contracts from the Health Insurance Administration in Puerto Rico and have submitted our proposals for each of them. Each of these contracts will be evaluated and awarded separately and each will have a one year term. Pending the awards of any new contracts by the Health Insurance Administration in Puerto Rico, we expect that our current contracts will be further extended until the new contracts are awarded. We are unable to predict if we will be awarded any new contracts.

   TRICARE

   TRICARE provides health insurance coverage to the dependents of active duty military personnel and to retired military personnel and their dependents. In November 1995, the United States Department of Defense awarded us its first TRICARE contract for Regions 3 and 4 covering approximately 1.1 million eligible members in Florida, Georgia, South Carolina, Mississippi, Alabama, Tennessee and Eastern Louisiana. On July 1, 1996, we began providing health insurance coverage to these approximately 1.1 million eligible members. In 2000, we renewed the TRICARE contract for up to two additional years subject to annual renewal terms, beginning July 1, 2001. We have subcontracted with third parties to provide various administration and specialty services under the contract.

   Three health benefit options are available to TRICARE beneficiaries. In addition to a traditional indemnity option, participants may enroll in an HMO-like plan with a point-of-service option or take advantage of reduced copayments by using a network of preferred providers. For the quarter ended March 31, 2001, TRICARE premium revenues were approximately $244 million or 10% of our total premium revenues. In 2000, TRICARE premium revenues were approximately $893 million or 9% of our total premium revenues.

   On May 31, 2001, we acquired for approximately $45 million the outstanding shares of common stock of a newly formed Anthem Alliance Health Insurance Company subsidiary responsible for administering TRICARE benefits to approximately 1.2 million eligible members in Illinois, Indiana, Kentucky, Michigan, a portion of Missouri, North Carolina, Ohio, Tennessee, Virginia, Wisconsin and West Virginia. The TRICARE contract for Regions 2 and 5 expires on May 1, 2003, subject to the right of the Department of Defense to terminate the final year of this contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Recent Transactions."

   The following table summarizes our medical membership at May 31, 2001, by market and product, and excludes approximately 554,500 TRICARE pharmacy members we service in an administrative capacity:

                               Commercial              Government
                          --------------------- -------------------------
                                                Medicare                          Percent
                            HMO     PPO    ASO  +Choice  Medicaid TRICARE  Total  of Total
                          ------- ------- ----- -------- -------- ------- ------- --------
                                                   (in thousands)
Florida.................    146.0    91.2   3.7  241.6     47.0     404.9   934.4   15.8%
Illinois................    291.7   226.6  84.8   87.5     15.5      92.5   798.6   13.5
Texas...................    152.9   275.6  17.5   33.9     24.1             504.0    8.5
Puerto Rico.............     17.7    43.6                 403.1             464.4    7.8
Ohio....................    187.6    87.2  63.9                      91.6   430.3    7.3
Kentucky................    105.9   153.5  25.9   14.5               76.7   376.5    6.4
Wisconsin...............     66.2    40.4 238.3                      27.5   372.4    6.3
Georgia.................     17.1    56.2   2.8                     268.9   345.0    5.8
North Carolina..........             29.9   3.7                     305.2   338.8    5.7
Virginia................              2.7   0.4                     283.7   286.8    4.8
Tennessee...............             36.8  17.8                     107.1   161.7    2.7
South Carolina..........             12.4   0.6                     130.0   143.0    2.4
Indiana.................             44.7  28.3                      46.0   119.0    2.0
Arizona.................     22.4    31.7  24.1   24.0                      102.2    1.8
Alabama.................              0.5   0.2                      98.7    99.4    1.7
Mississippi.............              5.3   0.3                      74.5    80.1    1.4
Michigan................             25.2   4.6                      46.3    76.1    1.3
Missouri................     44.2     8.3   6.2   20.2                       78.9    1.3
Colorado................             72.7                                    72.7    1.2
Others..................      0.2    57.2  20.5                      56.7   134.6    2.3
                          ------- ------- -----  -----    -----   ------- -------  -----
 Totals.................  1,051.9 1,301.7 543.6  421.7    489.7   2,110.3 5,918.9  100.0%
                          ======= ======= =====  =====    =====   ======= =======  =====

Provider Arrangements

   We provide our members with access to health care services through our networks of health care providers with whom we have contracted. These networks include hospitals and other independent facilities such as outpatient surgery centers, primary care physicians, specialist physicians, dentists and providers of ancillary health care services and facilities. These ancillary services and facilities include ambulance services, medical equipment services, home health agencies, mental health providers, rehabilitation facilities, nursing homes, optical services and pharmacies. Our membership base and the ability to influence where our members seek care generally enables us to obtain contractual discounts with providers.

   We typically contract with hospitals on either a per diem rate, which is an all-inclusive rate per day, or a case rate, which is an all-inclusive rate per admission, for inpatient hospital services. Outpatient hospital services are generally contracted at a flat rate by type of service or at a discounted charge. These contracts are typically multi-year agreements with rates that are adjusted for inflation annually based on the consumer price index or other nationally recognized inflation index. Outpatient surgery centers and other ancillary providers are typically contracted at flat rates per service provided or are reimbursed based upon a nationally recognized fee schedule such as Medicare.

   Our contracts with physicians typically are automatically renewed each year, unless either party gives written notice to the other party of their intent to terminate the arrangement. Most of the physicians in our PPO networks and some of our physicians in our HMO networks are reimbursed based upon a fixed fee schedule, which typically provides for reimbursement based upon a percentage of the standard Medicare allowable fee schedule. Many physicians, usually primary care physicians, participating in our HMO networks are reimbursed a fixed monthly amount per member, known as a capitation payment, for directly providing health care services to these members.

   Under other types of capitation arrangements, the providers are paid a monthly capitation payment per member both for directly providing health care services to members and arranging for services by other providers. Accordingly, they assume financial risk for all or some portion of the cost of health care services for their membership, which may include the costs for specialist physicians, hospitals and prescription drugs. Primary care physicians under these types of arrangements typically have stop loss coverage so that a physician's financial risk for any single member is limited to a maximum amount on an annual basis. We remain financially responsible for health care services to our members in the event our providers fail to provide such services. Some physicians may have arrangements under which they can earn bonuses when certain target goals relating to the provisions of patient care are met.

   We use a variety of techniques to provide for effective and efficient use of health care services for our members. These techniques include the coordination of care for our members, product and benefit designs, hospital inpatient management systems, or HIMS, and enrolling members into our disease management programs. The focal point for health care services in many of our Medicare+Choice and HMO networks is the primary care physician who, under contract, provides services, and controls utilization of appropriate services, by directing or approving hospitalization and referrals to specialists and other providers. Our HIMS programs use specially trained physicians to effectively manage the entire range of an HMO member's medical care during a hospital admission and to effectively coordinate the members's discharge and post-discharge care. We have a variety of disease management programs related to specific medical conditions such as congestive heart failure, coronary artery disease, prenatal and premature infant care, asthma related illness, end stage renal disease, diabetes and breast cancer screening. We also focus on certain rare conditions where disease management techniques benefit members in a more cost effective manner.

   As of March 31, 2001, we had approximately 406,000 health care providers participating in our networks, including more than 330,000 physicians and more than 3,000 hospitals. Of these physicians, approximately 61,000 contract with our HMO networks. Some of these physicians also contract with our PPO networks.

Quality Assessment

   Our quality assessment program consists of several internal programs such as those that credential providers and those designed to meet the audit standards of federal and state agencies and external accreditation standards. We also offer quality and outcome measurement and improvement programs such as the Health Plan Employer Data Information Sets, or HEDIS, which is used by employers, government purchasers and the National Committee for Quality Assurance, or NCQA, to evaluate HMOs based on various criteria, including effectiveness of care and member satisfaction.

   Physicians participating in our HMO networks must satisfy specific criteria, including licensing, hospital admission privileges, patient access, office standards, after-hours coverage and many other factors. Participating hospitals must also meet accreditation criteria established by CMS and/or the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO.

   Participating HMO physicians are recredentialed regularly. Recredentialing of primary care physicians includes verification of their medical license; review of their malpractice liability claims history; review of their board certification, if applicable; and review of any quality complaints, member appeals and grievances regarding the physicians. Committees, composed of a peer group of physicians, review participating primary care physicians being considered for credentialing and recredentialing.

   We request accreditation for certain of our HMO plans from NCQA and the American Accreditation Healthcare Commission/Utilization Review Accreditation Commission, or AAHC/URAC. Accreditation or external review by an approved organization is mandatory in the states of Florida and Kansas for licensure as an HMO.

   NCQA performs reviews for quality improvement, credentialing, utilization management, preventative health, member rights and responsibilities and medical records. As of March 31, 2001, the following seven of our markets have received commendable accreditation from NCQA for all HMO product lines: Humana Medical Plan, Inc. in central Florida, which includes Daytona Beach and Orlando; Humana Medical Plan, Inc. in north Florida; Humana Medical Plan, Inc. in south Florida; Humana Health Plan, Inc. in Chicago, Illinois; Humana Health Plan, Inc. and Humana Kansas City, Inc. in Kansas City, Missouri; Humana Health Plan, Inc. in Louisville, Kentucky; and Humana Health Plan of Ohio, Inc. in Cincinnati, Ohio. Humana Medical Plan, Inc. in Tampa Bay has received commendable accreditation for its commercial product line and has received accredited status for its Medicare+Choice product line.

   AAHC/URAC performs reviews of standards for confidentiality, staff qualifications and credentials, program qualifications, quality improvement programs, accessibility and on site review procedures, information requirements, utilization review procedures and appeals. AAHC/URAC accreditation was received for all of our HMO markets that have utilization management functions performed in the Green Bay, Wisconsin or Louisville, Kentucky service centers and for Humana Military Healthcare Services, Inc., which administers the TRICARE program.

   JCAHO performs reviews of standards for rights, responsibilities and ethics, continuum of care, education and communication, health promotion and disease prevention, management of human resource information and improving network performance. Humana Medical Plan, Inc. in Ft. Walton Beach, Florida received a three-year accreditation from JCAHO in 1998. Although Humana Medical Plan, Inc. has a single HMO license in Florida, it operates through six market offices that are in the process of being consolidated into three. One of the original six market offices, the Ft. Walton Beach market office, sought JCAHO HMO accreditation so we could evaluate the benefits of a JCAHO review versus reviews performed by NCQA and AAHC/URAC. The other five Florida markets either have been or currently are accredited by NCQA. In addition, we received state-wide accreditation in Florida from AAHC/URAC this year, which will satisfy our accreditation requirement when our JCAHO accreditation expires.

   Some of our HMO entities are unaccredited, because we sought accreditation only where regulatory requirements were in place, such as in Florida, which requires accreditation for HMO licensing, or in market areas where commercial groups use it as a variable in choosing carriers. As the requirements of accreditation have become less focused on factors under our control and more focused on other factors such as provider behavior, we have concluded that these programs do not add value for our customers. We are piloting ISO 9000 certification as an alternative to accreditation. ISO is the international standards organization, which has developed an international commercial set of certifications as to quality and process, called ISO 9000.

Sales and Marketing

   Individuals become members of our commercial HMOs and PPOs through their employer or other groups which typically offer employees or members a selection of health insurance products, pay for all or part of the premiums and make payroll deductions for any premiums payable by the employees. We attempt to become an employer's or group's exclusive source of health insurance benefits by offering a variety of HMO and PPO products that provide cost-effective quality health care coverage consistent with the needs and expectations of the employees or members.

   We use various methods to market our commercial, Medicare+Choice and Medicaid products, including television, radio, the Internet, telemarketing and mailings. At March 31, 2001, we used approximately 50,000 licensed independent brokers and agents and approximately 415 licensed employees to sell our commercial products. Many of our employer group customers are represented by insurance brokers and consultants who assist these groups in the design and purchase of health care products. We generally pay brokers a commission based on premiums, with commissions varying by market and premium volume.

   At March 31, 2001, we used approximately 755 employed sales representatives, who are each paid a salary and/or per member commission, to market our Medicare+Choice and Medicaid products. We also used approximately 280 telemarketing representatives who assisted in the marketing of Medicare+Choice and Medicaid products by making appointments for sales representatives with prospective members.

Risk Management

   Through the use of internally developed underwriting criteria, we determine the risk we are willing to assume and the amount of premium to charge for our commercial products. In most instances, employer and other groups must meet our underwriting standards in order to qualify to contract with us for coverage. Small group reform laws in some states have imposed regulations which provide for guaranteed issue of certain health insurance products and prescribe certain limitations on the variation in rates charged based upon assessment of health conditions.

   Underwriting techniques are not employed in connection with Medicare+Choice products because CMS regulations require us to accept all eligible Medicare applicants regardless of their health or prior medical history. We also are not permitted to employ underwriting criteria for the Medicaid product, but rather we follow CMS and state requirements. In addition, with respect to our TRICARE business, we do not employ any underwriting techniques because we must accept all eligible beneficiaries who choose to participate.

Competition

   The managed health care industry is highly competitive and contracts for the sale of commercial products are generally bid or renewed annually. Our competitors vary by local market and include other publicly traded managed care companies, national insurance companies and other HMOs and PPOs, including HMOs and PPOs owned by Blue Cross/Blue Shield plans. Many of our competitors have larger memberships and/or greater financial resources than our health plans in the markets in which we compete. Our ability to sell our products and to retain customers is or may be influenced by such factors as benefits, pricing, contract terms, number and quality of participating physicians and other managed health care providers, utilization review, claims processing, administrative efficiency, relationships with agents, quality of customer service and accreditation results.

Government Regulation

   Government regulation of health care products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have broad discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and regulations are continually being considered, and the interpretation of existing laws and rules also may change periodically. These regulatory revisions could affect our operations and financial results. Also, it may become increasingly difficult to control medical costs if federal and state bodies continue to consider and enact significant and sometimes onerous managed care laws and regulations.

   Enforcement of health care fraud and abuse laws has become a top priority for the nation's law enforcement entities. The funding of such law enforcement efforts has increased dramatically in the past few years and is expected to continue. The focus of these efforts has been directed at participants in federal government health care programs such as Medicare, Medicaid and FEHBP. We participate extensively in these programs and have enhanced our regulatory compliance efforts for these programs. The programs are subject to very technical rules. When combined with law enforcement intolerance for any level of noncompliance, these rules mean that compliance efforts in this area continue to be challenging.

   We are subject to various governmental audits, investigations and enforcement actions. These include possible government actions relating to ERISA, FEHBP, federal and state fraud and abuse laws, and other laws relating to Medicare, including adjusted community rating development, special payment status, payments for emergency room visits, and various other areas. Adjusted community rating development is the government-defined rating formula used to justify the Medicare+Choice benefits we offer individuals eligible for Medicare benefits based on a particular community and certain other factors. Special payment status refers to Medicare+Choice members who are institutionalized, Medicaid-eligible, or have contracted end-stage renal disease. The Medicare+Choice plan receives a higher payment for members who qualify for one or more of these statuses. We are currently involved in various government investigations, audits and reviews, some of which are under ERISA, and the authority of state departments of insurance. On May 31, 2000, we entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General for the Department of Health and Human Services as part of a $15 million settlement of a Medicare overpayment issue arising from an audit by the Office of the Inspector General. Although any of the pending government actions could result in assessment of damages, civil or criminal fines or penalties, or other sanctions against us, including exclusion from participation in government programs, we do not believe the results of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

   Of our 12 licensed and active HMO subsidiaries as of March 31, 2001, seven are qualified under the Federal Health Maintenance Organization Act of 1973, as amended. To obtain federal qualification, an HMO must meet certain requirements, including conformance with benefit, rating and financial reporting standards. In certain markets, and for certain products, we operate HMOs that are not federally qualified because this provides greater flexibility with respect to product design and pricing than is possible for federally qualified HMOs.

   As of March 31, 2001, Humana Medical Plan, Inc., Humana Health Plan of Texas, Inc., Humana Health Plan, Inc., and Humana Kansas City, Inc. each hold CMS contracts under the Medicare+Choice program to sell Medicare+Choice products in eight states. Effective June 30, 2001, Humana Kansas City, Inc. will merge into Humana Health Plan, Inc. as approved by the Departments of Insurance of Kentucky and Missouri.

   CMS conducts audits of HMOs qualified under its Medicare+Choice program at least biannually and may perform other reviews more frequently to determine compliance with federal regulations and contractual obligations. These audits include review of the HMOs' administration and management, including management information and data collection systems, fiscal stability, utilization management and physician incentive arrangements, health services delivery, quality assurance, marketing, enrollment and disenrollment activity, claims processing, and complaint systems.

   CMS regulations require submission of quarterly and annual financial statements. In addition, CMS requires certain disclosures to CMS and to Medicare beneficiaries concerning operations of a health plan qualified under the Medicare+Choice program. CMS's rules require disclosure to members upon request of information concerning financial arrangements and incentive plans between an HMO and physicians in the HMOs' networks. These rules also require certain levels of stop-loss coverage to protect contracted physicians against major losses relating to patient care, depending on the amount of financial risk they assume. The reporting of certain health care data contained in HEDIS is another important CMS disclosure requirement.

   Our Medicaid products are regulated by the applicable state agency in the state in which we sell a Medicaid product and by the Health Insurance Administration in Puerto Rico, in conformance with federal approval of the applicable state plan, and are subject to periodic reviews by these agencies. The reviews are similar in nature to those performed by CMS.

   Laws in each of the states and the Commonwealth of Puerto Rico in which we operate our HMOs, PPOs and other health insurance-related services regulate our operations, including the scope of benefits, rate formulas, delivery systems, utilization review procedures, quality assurance, complaint systems, enrollment requirements, claim payments, marketing and advertising. The HMO, PPO and other health insurance-related products we offer are sold under licenses issued by the applicable insurance regulators. Under state laws, our HMOs and health insurance companies are audited by state departments of insurance for financial and contractual compliance, and our HMOs are audited for compliance with health services standards by respective state departments of health. Most states' laws require such audits to be performed at least once every three years.

   Our licensed subsidiaries are subject to regulation under state insurance holding company and Commonwealth of Puerto Rico regulations. These regulations generally require, among other things, prior approval and/or notice of certain material transactions, including dividend payments, intercompany agreements and the filing of various financial and operational reports.

   Our HMO and PPO subsidiaries, other than those dealing with TRICARE, operate in states that require minimum levels of equity, regulate the payment of distributions to Humana Inc. and limit investments to approved securities. As of March 31, 2001, the minimum statutory capital requirements of all of our regulated subsidiaries totaled $604 million. As of that date, our regulated subsidiaries maintained aggregate statutory capital and surplus of approximately $914 million and each of these subsidiaries was in compliance with or exceed applicable statutory capital requirements. Although all of these subsidiaries are in compliance with applicable statutory capital requirements, the amount of distributions that may be paid by these subsidiaries without prior approval by state regulatory authorities is limited based on the entity's level of statutory net income and statutory capital and surplus, and in some states, prior approval is required before any distribution can be made. In addition, we normally notify these authorities prior to making payments that do not require approval.

   Our HMO and PPO subsidiaries, other than those dealing with TRICARE, are impacted by the implementation of risk-based capital requirements, or RBC, recommended by the NAIC. RBC is a model developed by the NAIC to monitor legal entity solvency. The outcome of this calculation provides for minimum levels of capital and surplus for each regulated entity and determines regulatory measures should actual reported surplus fall below these recommended levels. Several states are currently in the process of phasing in these requirements for HMOs over a number of years. If RBC were fully implemented as of March 31, 2001, we would be required to fund additional capital into specific entities aggregating approximately $73 million. After this capital infusion, we would have $257 million of aggregate statutory capital and surplus above the required minimum level.

   We file statutory-basis financial statements with state regulatory authorities in all states in which we conduct business. On January 1, 2001, changes to the statutory basis of accounting became effective. The cumulative effect of these changes was recorded as a direct adjustment to January 1, 2001 statutory surplus and did not materially impact our compliance with aggregate minimum statutory capital and surplus requirements.

   Management works proactively to ensure compliance with all governmental laws and regulations affecting our business.

Health Care Reform

   Diverse legislative and regulatory initiatives at both the federal and state levels continue to address aspects of the nation's health care system.

   Federal

   In 2000, Congress passed BIPA, amending certain provisions of the Balanced Budget Act of 1997, and certain provisions of the Medicare, Medicaid and State Children's Health Insurance Program Balanced Budget Refinement Act of 1999. The Balanced Budget Act changed the way health plans are compensated for Medicare members by eliminating over five years amounts paid for graduate medical education, increasing the blend of national cost factors applied in determining local reimbursement rates over a six-year phase-in period and directing CMS to implement a risk adjusted mechanism on its monthly member payment to Medicare plans over the same period. These changes have had the effect of reducing reimbursement in high cost metropolitan areas with a large number of teaching hospitals. Congress has subsequently lengthened this timetable to allow the risk adjusted mechanism to be fully implemented by 2007. BIPA, among other things, enacted modest increases to the payment formula for Medicare+Choice plans. While we believe that these increases and modifications restore some Medicare+Choice reimbursement, pending legislative and regulatory initiatives could cause us to again consider increasing enrollee out-of-pocket costs, modifying benefits or exiting markets. On January 1, 2001, we exited 45 non-core counties in our Medicare+Choice business, affecting approximately 54,000 members. These county exits were the result, in part, of lower CMS reimbursement rates.

   Other federal laws which govern our business and which significantly affect our operations include, among others, the Newborn's and Mothers' Health Protection Act of 1996. This Act generally prohibits group health plans and health insurance issuers from restricting benefits for a mother's or newborn child's hospital stay in connection with childbirth to less than 48 hours for a normal delivery and to less than 96 hours for a caesarean section.

   ERISA governs self-funded plans. There have been recent legislative attempts to limit ERISA's preemptive effect on state laws. If such limitations are enacted, they might increase our exposure under state law claims that relate to self-funded plans administered by us and may permit greater state regulation of other aspects of those business operations.

   The U.S. Department of Labor published regulations that revise claims procedures for both insured and self-insured employee benefit plans governed by ERISA effective for claims filed on or after January 1, 2002. Although the cost of complying with these regulations is likely to be significant, we cannot predict the ultimate impact on our business or results of operations in future periods.

   HIPAA includes administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform health care provider, payor and employer identifiers and seeking protections for confidentiality and security of patient data. Under the new HIPAA privacy rules, we must comply with a variety of requirements concerning the use and disclosure of individuals' protected health information, establish rigorous internal procedures to protect health information and enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will subject us to significant penalties. Compliance with HIPAA regulations requires significant systems enhancements, training and administrative effort. The final rules do not provide for complete federal preemption of state laws, but rather preempt all inconsistent state laws unless the state law is more stringent. HIPAA could also expose us to additional liability for violations by our business associates.

   Further in 1999, Congress passed the Financial Services Modernization Act, or Gramm Leach Bliley Act, that includes provisions related to privacy standards for personal information to be implemented by both the federal government and the states. The effective date for compliance with this provision of the law is July 2001. Many states are currently enacting laws or regulations to implement the federal law. We intend to comply with such provisions.

   The Electronic Signatures and Global and National Commerce Act was enacted in June 2000. It provides, under secured electronic technology systems, the same legal status to electronic transactions, including health insurance transactions as is given to paper transactions. This law became effective in October 2000 and supports our e-business initiatives.

   There are several other legislative proposals under consideration that include, among other things, a Patient Bill of Rights, expansion of a patient's right to sue and mandatory external review of health plan coverage decisions. Under some versions of these bills, our exposure to large jury verdicts could be increased.

   In addition, Congress is evaluating proposals to expand tax credits to provide health insurance for low-income families or expansion of governmental programs to permit enrollment at lower costs. Other proposals include establishing additional protections for personal health information, collective bargaining rights for independent physicians, proposals to reduce the number of medical errors by health care providers and systems of care, and various state and/or federal purchasing pools to allow individuals and small employers to purchase health insurance. Also, Congress is evaluating proposals to expand Medicare benefits to cover prescription drugs for Medicare-eligible seniors. Many of these proposals may require additional administrative costs to ensure compliance and we are currently assessing their cost and impact on premiums for the future.

   State

   A number of states continue to enact some form of managed care reform. Three of these states in which we conduct business, including Arizona, Georgia and Texas, have passed health plan liability laws. To date, no significant increase in litigation has arisen as a result; however, management is unable to predict future activity under these laws. Issues relating to managed care consumer protection standards, including increased plan information disclosure, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, prompt payment of claims, physician collective bargaining rights and confidentiality of medical records continue to be under discussion. Further, proposals that place restrictions on the selection and termination of participating health care providers also are receiving review.

   During 2001, a number of states will consider legislation relating to health plan liability, prompt payment of claims, physician collective bargaining rights and confidentiality of personal health information. A few states are also expected to consider rules for selecting and terminating contracted physicians, small group purchasing alliances and small group rating legislation.

   We believe that the liability and privacy discussions in most states will follow the framework of pending federal legislation or current federal law respectively. The prompt claims payment legislation generally reflects refinements of existing prompt payment laws.

   We are unable to predict how existing federal or state laws and regulations may be changed or interpreted, what additional laws or regulations affecting our businesses may be enacted or proposed, when and which of the proposed laws will be adopted or what effect any such new laws and regulations will have on our financial position, results of operations or cash flows.

   For further discussion of these initiatives, see "Risk Factors--Risks Relating to Our Business--Our industry is currently subject to substantial government regulation, which, along with possible increased governmental regulation or legislative reform, increases our costs of doing business and could adversely affect our profitability."

Other

   Captive Insurance Company

   We insure substantially all professional liability risks through a wholly owned subsidiary. Independent actuaries determine the annual premiums paid to this subsidiary. Our subsidiary reinsures levels of coverage for losses in excess of our retained limits with unrelated insurance carriers.

   Centralized Management Services

   We provide centralized management services to each health plan from our headquarters and service centers. These services include management information systems, product administration, financing, personnel, development, accounting, legal advice, public relations, marketing, insurance, purchasing, risk management, actuarial, underwriting and claims processing.

Employees

   As of March 31, 2001, we had approximately 14,200 employees, including approximately 50 employees covered by collective bargaining agreements. We have not experienced any work stoppages and believe we have good relations with our employees.

Legal Proceedings

   A description of material legal actions in which we are currently involved is included in this prospectus under "Legal Proceedings" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                   MANAGEMENT

   Our executive officers and directors, and their ages as of June 30, 2001, are as follows:

                Name                Age                Position
                ----                ---                --------
 Michael B. McCallister...........   49 President and Chief Executive Officer
                                        and Director
 John M. Bertko...................   51 Vice President--Chief Actuary
 James H. Bloem...................   51 Senior Vice President and Chief
                                        Financial Officer
 Douglas R. Carlisle..............   51 Senior Vice President--Market
                                        Operations
 Kenneth J. Fasola................   42 Chief Operating Officer--Market
                                        Operations
 Bruce J. Goodman.................   59 Senior Vice President and Chief
                                        Information Officer
 Bonita C. Hathcock...............   52 Senior Vice President and Chief Human
                                        Resources Officer
 Arthur P. Hipwell................   52 Senior Vice President and General
                                        Counsel
 Thomas J. Liston.................   40 Senior Vice President--Strategy and
                                        Corporate Development
 Jonathan T. Lord, M.D. ..........   46 Senior Vice President and Chief
                                        Clinical Strategy and Innovation
                                        Officer
 Steven O. Moya...................   51 Senior Vice President and Chief
                                        Marketing Officer
 James E. Murray..................   47 Chief Operating Officer--Service
                                        Operations
 Thomas T. Noland, Jr. ...........   47 Senior Vice President--Corporate
                                        Communications
 R. Eugene Shields................   53 Senior Vice President--Government
                                        Programs
 David A. Jones...................   69 Chairman of the Board
 David A. Jones, Jr. .............   43 Vice Chairman of the Board
 Charles M. Brewer................   42 Director
 Michael E. Gellert...............   69 Director
 John R. Hall.....................   68 Director
 Irwin Lerner.....................   70 Director
 W. Ann Reynolds, Ph.D. ..........   63 Director

                       DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facility

   Pursuant to a credit agreement dated August 13, 1997, as amended, we have an unsecured, five-year $1.0 billion revolving credit facility with a group of commercial banks. We established the credit facility to finance repayment of other indebtedness, acquisition opportunities and repurchases and redemptions of our capital stock, and for general corporate purposes. The credit facility allows us to borrow funds

  . by obtaining committed loans from the group of commercial banks as a whole on a pro rata basis;

  . by obtaining loans from individual banks within the group by way of a bidding process; or

  . by obtaining letters of credit in an aggregate amount of up to $300 million.

   Repayment. The credit facility expires on, and we must repay all borrowings outstanding under the credit facility by, August 12, 2002. We intend to use all of our net proceeds from this offering to repay a portion of the amounts outstanding under our credit facility.

   Covenants. The credit agreement contains financial covenants, which relate to our net worth, ratio of debt to EBITDA and fixed charge coverage ratio, and negative covenants, which limit our ability and that of our subsidiaries to, among other things,

  .  incur indebtedness and liens;

  .  dispose of or lease property; and

  . engage in or enter into mergers, consolidations, asset dispositions and transactions with affiliates.

   In addition, the negative covenants limit our ability to pay dividends and make other distributions on our capital stock and repurchase shares of our capital stock.

   The limits imposed on us by the covenants under the credit facility could impair our operational and financial flexibility, which could have a material adverse effect on our business, financial condition or results of operations.

   Interests and Fees. Committed loans under the credit facility bear interest at an effective interest rate of 5.9% as of March 31, 2001. Interest is at either a fixed rate or a floating rate, ranging from LIBOR plus 35 basis points to LIBOR plus 80 basis points, depending on our credit ratings. In addition, we currently pay a 15 basis point annual facility fee on the entire $1.0 billion facility amount regardless of utilization. This facility fee may fluctuate between 6.5 and 20 basis points depending on our capitalization and credit ratings. We also pay a 12.5 basis point annual usage fee when borrowings exceed one-third of the facility amount.

   Events of Default. The credit agreement provides for acceleration upon the occurrence of customary events of default.

   We are currently seeking to replace our credit facility with a new credit facility.

Commercial Paper Program

   Our commercial paper program is designed to meet our short-term borrowing needs for ordinary operating expenses. This program is backed by our $1 billion credit facility described above. Aggregate borrowings under both the credit facility and the commercial paper program cannot exceed $1 billion.

   As of March 31, 2001, we had $80 million outstanding under our commercial paper program at a weighted average effective interest rate of 6.3%.

                            DESCRIPTION OF THE NOTES

   The notes will be issued under an indenture to be dated as of      , 2001,
between Humana and The Bank of New York, as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

   This description of notes is intended to be an overview of the material provisions of the notes and the indenture. Because this description of notes is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

   In this description of notes, references to "Humana", the "issuer", "we", "our" and "us" refer to Humana Inc. and do not include its subsidiaries.

General

   The notes:

  .  will be our senior unsecured obligations;

  . will constitute a series of debt securities issued under the indenture and will initially be limited to an aggregate principal amount of $300 million;

  .  will mature on       , 2006;

  . will be subject to earlier redemption at the option of the issuer as described under "--Optional Redemption";

  .  will not have the benefit of any sinking fund;

  . will be issued in denominations of $1,000 and integral multiples of $1,000; and

  . will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form. See "Book-Entry Issuance".

   Interest on the notes will:

  .  accrue at the rate of  % per annum;

  .  accrue from      , 2001 or the most recent interest payment date;

  .  be payable in cash semi-annually in arrears on       and       of each
     year, commencing on      , 2001;

  .  be payable to the holders of record on the       and       immediately
     preceding the related interest payment date; and

  . be computed on the basis of a 360-day year comprised of twelve 30-day months.

   If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day.

Payment and Transfer

   Principal of and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency maintained by us for such purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, New York, New York 10286. Payment of principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company, which is referred to as "DTC", or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global notes. If any of the notes are no longer represented by global notes, payment of interest on the notes in certificated form may, at our option, be made by check mailed directly to holders at their registered addresses.

   Any money paid by us to a paying agent for the payment of principal of or interest on the notes which remains unclaimed for two years after the date the payment was due will be returned to us. Upon the return of those moneys to us, holders of the notes will look to us for payment as our general unsecured creditors and any liability of the paying agent with respect to those moneys will cease.

   A holder may transfer or exchange notes in definitive form at the same location given in the paragraph above. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a transfer or exchange.

   The registered holder of a note will be treated as the owner of it for all purposes.

Further Issuances

   We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Ranking

   The notes will be our senior and unsecured indebtedness and will rank equally with all of our other existing and future senior and unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of our subsidiaries. Indebtedness of our subsidiaries and obligations and liabilities of our subsidiaries are structurally senior to the notes since, in the event of our bankruptcy, liquidation, dissolution, reorganization or other winding up, the assets of our subsidiaries will be available to pay the notes only after the subsidiaries' indebtedness and obligations and liabilities are paid in full. Because we stand as an equity holder, rather than a creditor, of our subsidiaries, creditors of those subsidiaries will have their debt satisfied out of the subsidiaries' assets before our creditors, including the note holders. Because our operations are and will be conducted by our subsidiaries, these subsidiaries have incurred and will continue to incur significant obligations.

   Our operations are, and will continue to be, conducted by our subsidiaries, and substantially all of our assets are, and will continue to, be owned by our subsidiaries, which are not obligated or required to pay any of the amounts due on the notes. Because we conduct our operations through subsidiaries, we depend on dividends, loans, advances and other payments from these subsidiaries to satisfy our financial obligations. Applicable corporate and other laws and regulations, as well as contractual obligations, could prevent these subsidiaries from making payments to us in amounts sufficient to allow us to satisfy our debts, including the notes. Our direct and indirect subsidiaries include HMOs and insurance companies, which are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital and restrict the timing and amount of dividends and other distributions to their parent companies. Regulatory approval could be subject to significant delay. As a general matter, the amount of dividend distributions that may be paid by a regulated insurance or HMO company without prior approval by state regulatory authorities is limited based on the entity's level of statutory net income and statutory capital and surplus. In addition, we normally give notice to these regulatory authorities prior to making any payments that do not require prior approval.

Optional Redemption

   The notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

  .  100% of the principal amount of the notes to be redeemed; and

  . the sum of the present values of the remaining scheduled payments on the notes to be redeemed consisting of principal and interest, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 25 basis points plus accrued interest to the date of redemption.

   The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes on a pro rata basis or by any other method the trustee deems fair and appropriate.

   For purposes of determining the optional redemption price, the following definitions are applicable:

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

   "Comparable Treasury Price" means, with respect to any redemption date:

    the average of the bid and the asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, at 4:00 p.m. on the third business day preceding that redemption date, as set forth on "Telerate Page 500," or such other page as may replace Telerate Page 500; or

    if Telerate Page 500, or any successor page, is not displayed or does not contain bid and/or asked prices for the Comparable Treasury Issue at that time, the average of the Reference Treasury Dealer Quotations obtained by the trustee for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.

   "Independent Investment Banker" means either J.P. Morgan Securities Inc. or Lehman Brothers Inc., as selected by us or, if both such firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

   "Reference Treasury Dealer" means J.P. Morgan Securities Inc. and Lehman Brothers Inc. and their respective successors and three other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a "Primary Treasury Dealer"); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the issuer shall substitute therefor another Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

   "Treasury Yield" means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

   Except as set forth above, the notes will not be redeemable by the issuer prior to maturity and will not be entitled to the benefit of any sinking fund.

Covenants

   We will not be restricted by the indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock, in each case except as set forth below. The indenture will not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture will not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the notes.

   Limitations on Liens. The indenture will provide that we will not, and will not permit any of our Principal Subsidiaries to, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, on any of the Common Stock of a Principal Subsidiary owned by us or any of our Principal Subsidiaries, unless our obligations under the notes and, if we so elect, any other indebtedness of us, ranking on a parity with, or prior to, the notes, shall be secured equally and ratably with, or prior to, such secured indebtedness for borrowed money so long as it is outstanding and is so secured.

   Merger, Consolidation or Sale of Assets. The indenture will provide that we may not consolidate with or merge with or into, or sell, lease or convey all or substantially all of its assets to, another person unless:

  . either we are the resulting, surviving or transferee person, which is referred to as the "successor", or the successor is a person organized under the laws of the United States, any state or the District of Columbia;

  . the successor expressly assumes by supplemental indenture all of our obligations under the indenture and the notes; and

  . immediately after giving effect to the transaction no event of default or event which with notice or lapse of time would be an event of default has occurred and is continuing.

   The successor will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of the issuer under the indenture.

   For purposes of the above covenants and "--Events of Default", the following definitions apply:

   "Common Stock" means, with respect to any Principal Subsidiary, capital stock of any class, however designated, except capital stock which is non-participating other than fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and shall include securities of any class, however designated, which are convertible into such Common Stock.

   "Principal Subsidiary" means a consolidated subsidiary of ours, that, as of the relevant time of the determination, is a "significant subsidiary" as defined under Rule 405 under the Securities Act (as that Rule is in effect on the date of this prospectus without giving effect to any further amendment of that Rule).

Events of Default

   Each of the following will be an event of default under the indenture:

     (1) default in any payment of interest on any note when due, continued for 30 days;

     (2) default in the payment of principal of or premium, if any, on any note when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

     (3) our failure, after notice by the trustee or the holders of at least 25% in principal amount of the outstanding notes, to comply within 60 days with any of our other agreements contained in the indenture applicable to the notes;

     (4) (A) our failure or the failure of any of our subsidiaries to pay indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $40,000,000, at the later of final maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days after notice or (B) acceleration of the maturity of indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $40,000,000, if that acceleration results from a default under the instrument giving rise to or securing such indebtedness for money borrowed and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days after notice; or

     (5) certain events of bankruptcy, insolvency or reorganization for us, or any of our Principal Subsidiaries.

   A default under clause (3) or (4) of this paragraph will not constitute an event of default until the trustee or the holders of at least 25% in principal amount of the outstanding notes notify us of the default and such default is not cured within the time specified in clause (3) or (4) of this paragraph after receipt of such notice.

   If an event of default (other than an event of default referred to in clause
(5) above with respect to us) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If an event of default referred to in clause (5) above occurs with respect to us and is continuing, the principal of and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

   In order for holders of the notes to initiate proceedings for a remedy under the indenture, holders of at least 25% in principal amount of the notes must first give notice to us as provided above, must request that the trustee initiate a proceeding in its own name and must offer the trustee reasonable indemnity against costs and liabilities. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the notes, the holders may initiate a proceeding as long as they do not adversely affect the rights of any other holders of notes.

   The holders of a majority in principal amount of the outstanding notes may rescind a declaration of acceleration if all events of default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived.

   If we default on the payment of any installment of interest and fail to cure the default within 30 days, or if we default on the payment of principal when it becomes due, then the trustee may require us to pay all amounts due to the trustee, with interest on the overdue principal or interest payments, in addition to the expenses of collection.

   The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, or interest on any note, the trustee may withhold notice if the trustee determines that withholding notice is in the best interests of the holders.

   The holders of a majority in principal amount of the outstanding notes may waive any past default or event of default except for a default in the payment of principal of or interest on the notes or a default relating to a provision that cannot be amended without the consent of each affected holder.

Reports

   We are required to file an officer's certificate with the trustee every year confirming that we are complying with all conditions and covenants in the indenture.

   We must also file with the trustee copies of our annual reports and the information and other documents which we may be required to file with the SEC under Section 13 or Section 15(d) of the Securities Exchange Act of 1934. These documents must be filed with the trustee within 15 days after they are required to be filed with the SEC. If we are not required to file the information, documents or reports under either of these sections of the Securities Exchange Act, then we must file with the trustee and the SEC, in accordance with the rules and regulations of the SEC, the supplementary and periodic information, documents and reports which may be required by Section 13 of the Exchange Act, in respect of a debt security listed and registered on a national securities exchange, as may be required by the rules and regulations of the SEC.

   Within 30 days of filing the information, documents or reports referred to above with the trustee, we must mail to the holders of the notes any summaries of the information, documents or reports which are required to be sent to the holders by the rules and regulations of the SEC.

Rights and Duties of the Trustee

   The holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or other power conferred on the trustee. The trustee may decline to follow that direction if it would involve the trustee in personal liability or would be illegal. During a default, the trustee is required to exercise the standard of care and skill that a prudent man would exercise under the circumstances in the conduct of his own affairs. The trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes unless those holders have offered to the trustee reasonable security or indemnity.
   The trustee is entitled, in the absence of bad faith on its part, to rely on an officer's certificate before taking action under the indenture.

Supplemental Indentures

   Supplemental Indentures Not Requiring Consent of Holders. Without the consent of any holders of notes, we and the trustee may supplement the indenture, among other things, to:

  . reflect that a successor has succeeded us and has assumed our covenants and obligations under the notes and the indenture;

  .  add further covenants for the benefit of the holders of notes;

  .  add any additional event of default;

  .  pledge property to the trustee as security for the notes;

  .  add guarantees with respect to the notes;

  .  change the trustee or provide for an additional trustee;

  . modify the indenture in order to continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments of that act;

  . issue and establish the form and terms and conditions of other series of debt securities as provided in the indenture; or

  . cure any ambiguity or inconsistency in the indenture or in the notes or make any other provisions necessary or desirable, as long as the interests of the holders of the notes are not adversely affected in any material respect.

   Supplemental Indenture Requiring Consent of Holders. With the consent of the holders of at least a majority in principal amount of the outstanding notes, the indenture permits us and the trustee to supplement the indenture or modify in any way the terms of the indenture or the rights of the holders of the notes. However, without the consent of each holder of all of the notes affected by that modification, we and the trustee may not:

  . reduce the principal of, premium, if any, on, or change the stated final maturity of, any note;

  . reduce the rate of or change the time for payment of interest on any note;

  . make the principal of or interest on any note payable in a currency other than U.S. dollars or change the place of payment;

  . modify the right of any holder of notes to receive or sue for payment of the principal of or interest on a note that would be due and payable at the maturity thereof;

  . reduce the principal amount of the outstanding notes whose holders must consent to supplement the indenture or to waive any of its provisions; or

  .  take certain other specified actions as provided in the indenture.

Defeasance

   We can terminate all of our obligations under the indenture with respect to the notes, other than the obligation to pay principal of and interest on the notes and certain other obligations, at any time by:

  . depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal and interest on the notes to their maturity; and

  . complying with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of our defeasance.

   In addition, we can terminate all of our obligations under the indenture with respect to the notes, including the obligation to pay principal of and interest on the notes, at any time by:

  . depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal of and interest on the notes to their maturity; and

  . complying with certain other conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the federal tax law since the date of the indenture, to the effect that holders of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of our defeasance.

Book-Entry Issuance

   The notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

   Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

   It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

   Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

  . DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

  .  an event of default occurs and is continuing in respect of the notes; or

  .  we decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

Euroclear and Clearstream

   Links have been established among DTC, Clearstream Banking S.A. and Euroclear Bank S.A./N.V., which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of notes sold outside the United States and cross-market transfers of the notes associated with secondary market trading.

   Noteholders may hold their notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems.

   Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear and Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

   Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear and Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositaries.

   All information in this prospectus on Euroclear and Clearstream is derived from Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

Governing Law

   The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

   The Bank of New York is the trustee under the indenture and has been appointed as registrar and paying agent with regard to the notes. The Bank of New York is also a participant in our existing credit facility.

                                  UNDERWRITING

   We intend to offer our notes through a number of underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and
each of the underwriters named below, dated as of         , 2001, we have
agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below:

                                                                     Principal
                                                                       Amount
      Underwriter                                                     of Notes
      -----------                                                   ------------
      J.P. Morgan Securities Inc...................................
      Lehman Brothers Inc..........................................

        Total...................................................... $300,000,000
                                                                    ============

   The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes being sold if any of the notes being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

   We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

   The underwriters propose initially to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus,
and to certain dealers at such price less a concession not in excess of   % of
the principal amount of the notes. The underwriters may allow, and such dealers
may reallow, a discount not in excess of   % of the principal amount of the
notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   We estimate that the expenses of the offering, exclusive of the underwriting discount, will be $750,000 and will be payable by us.

   We have agreed not to, without the prior written consent of each of J.P. Morgan Securities Inc. and Lehman Brothers Inc. on behalf of the underwriters, directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or otherwise dispose of any debt securities of or guaranteed by us or any securities convertible into or exercisable or exchangeable for debt securities of or guaranteed by us or file any registration statement under the Securities Act with respect to any of the foregoing for a period of days following the date of this prospectus, subject to certain exceptions.

   The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

   In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilizing the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   Certain of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and commercial banking services to us and our affiliates. Affiliates of J.P. Morgan Securities Inc., an underwriter of the offering, are lenders under the company's credit facility. These affiliates will receive a proportionate share of the amount of the credit facility to be repaid with the proceeds of this offering.

   J.P. Morgan Securities Inc. and Lehman Brothers Inc. will make notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and Lehman Brothers Inc. and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. and Lehman Brothers Inc. based on transactions the underwriters conduct through the system. J.P. Morgan Securities Inc. and Lehman Brothers Inc. will make notes available to their respective customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the notes will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         Index to Financial Statements

Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999.............. F-3
Consolidated Statements of Operations for the years ended December 31,
 2000, 1999 and 1998...................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 2000, 1999 and 1998......................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 2000, 1999 and 1998...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7
Parent Company Financial Information, Condensed Balance Sheets for the
 years ended December 31, 2000 and 1999................................... F-29
Parent Company Financial Information, Condensed Statements of Operations
 for the years ended December 31, 2000, 1999 and 1998..................... F-30
Parent Company Financial Information, Condensed Statements of Cash Flows
 for the years ended December 31, 2000, 1999 and 1998..................... F-31
Parent Company Financial Information, Notes to Condensed Financial
 Statements............................................................... F-32
Condensed Consolidated Balance Sheets at March 31, 2001 (Unaudited) and
 December 31, 2000........................................................ F-33
Condensed Consolidated Statements of Income for the quarters ended March
 31, 2001 and 2000 (Unaudited)............................................ F-34
Condensed Consolidated Statements of Cash Flows for the quarters ended
 March 31, 2001 and 2000 (Unaudited)...................................... F-35
Notes to Condensed Consolidated Financial Statements (Unaudited).......... F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Humana Inc.

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Humana Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Louisville, Kentucky
February 7, 2001

                                  Humana Inc.

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                                --------------
                                                                 2000    1999
                                                                ------  ------
                                                                (in millions,
                                                                except share
                                                                  amounts)
Assets
Current assets:
  Cash and cash equivalents.................................... $  658  $  978
  Investment securities........................................  1,409   1,507
  Premiums receivable, less allowance for doubtful
    accounts of $42 in 2000 and $61 in 1999....................    205     225
  Deferred income taxes........................................     67     128
  Other........................................................    160     193
                                                                ------  ------
    Total current assets.......................................  2,499   3,031
                                                                ------  ------
Property and equipment, net....................................    435     418
Other assets:
  Long-term investment securities..............................    240     294
  Cost in excess of net assets acquired........................    790     806
  Deferred income taxes........................................    103      87
  Other........................................................    100     264
                                                                ------  ------
    Total other assets.........................................  1,233   1,451
                                                                ------  ------
  Total assets................................................. $4,167  $4,900
                                                                ======  ======

Liabilities and Stockholders' Equity
Current liabilities:
  Medical and other expenses payable........................... $1,181  $1,432
  Trade accounts payable and accrued expenses..................    402     482
  Book overdraft...............................................    149     215
  Unearned premium revenues....................................    333     349
  Debt.........................................................    600     686
                                                                ------  ------
    Total current liabilities..................................  2,665   3,164
                                                                ------  ------
Long-term medical and other expenses payable...................    --      324
Professional liability and other obligations...................    142     144
                                                                ------  ------
    Total liabilities..........................................  2,807   3,632
                                                                ------  ------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par; 10,000,000 shares authorized; none issued
  Common stock, $0.162/3 par; 300,000,000 shares authorized;
   170,889,142 and 167,608,558 shares issued in 2000 and 1999,
   respectively................................................     28      28
  Capital in excess of par value...............................    923     899
  Retained earnings............................................    461     371
  Accumulated other comprehensive loss.........................     (8)    (28)
  Unearned restricted stock compensation.......................    (30)     (2)
  Treasury stock, at cost, 1,823,348 shares....................    (14)    --
                                                                ------  ------
    Total stockholders' equity.................................  1,360   1,268
                                                                ------  ------
  Total liabilities and stockholders' equity................... $4,167  $4,900
                                                                ======  ======

   The accompanying notes are an integral part of the consolidated financial statements.

                                  Humana Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      For the years ended
                                                          December 31,
                                                     -----------------------
                                                      2000    1999     1998
                                                     ------- -------  ------
                                                      (in millions, except
                                                       per share results)
Revenues:
  Premiums.......................................... $10,395 $ 9,959  $9,597
  Investment and other income, net..................     119     154     184
                                                     ------- -------  ------
    Total revenues..................................  10,514  10,113   9,781
                                                     ------- -------  ------
Operating expenses:
  Medical...........................................   8,782   8,532   8,041
  Selling, general and administrative...............   1,442   1,368   1,328
  Depreciation and amortization.....................     147     124     128
  Asset write-downs and other charges...............     --      460      34
                                                     ------- -------  ------
    Total operating expenses........................  10,371  10,484   9,531
                                                     ------- -------  ------
Income (loss) from operations.......................     143    (371)    250
Interest expense....................................      29      33      47
                                                     ------- -------  ------
Income (loss) before income taxes...................     114    (404)    203
Provision (benefit) for income taxes................      24     (22)     74
                                                     ------- -------  ------
Net income (loss)................................... $    90 $  (382) $  129
                                                     ======= =======  ======
Basic earnings (loss) per common share.............. $  0.54 $ (2.28) $ 0.77
                                                     ======= =======  ======
Diluted earnings (loss) per common share............ $  0.54 $ (2.28) $ 0.77
                                                     ======= =======  ======


   The accompanying notes are an integral part of the consolidated financial statements.

                                  Humana Inc.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          Common Stock   Capital            Accumulated    Unearned
                          ------------- In Excess              Other      Restricted               Total
                          Issued         of Par   Retained Comprehensive    Stock     Treasury Stockholders'
                          Shares Amount   Value   Earnings (Loss) Income Compensation  Stock      Equity
                          ------ ------ --------- -------- ------------- ------------ -------- -------------
                                                            (in millions)

Balances, January 1,
 1998...................   164    $27     $844     $ 624       $  9          $ (3)                $1,501
Comprehensive income:
 Net income.............                             129                                             129
 Other comprehensive
  income:
   Net unrealized
    investment gains,
    net of $2 tax.......                                          4                                    4
                                                                                                  ------
   Comprehensive
    income..............                                                                             133
Restricted stock grant..                     8                                 (8)                   --
Restricted stock
 amortization...........                                                        2                      2
Stock option exercises..     4      1       35                                                        36
Stock option tax
 benefit................                    16                                                        16
                           ---    ---     ----     -----       ----          ----       ----      ------
Balances, December 31,
 1998...................   168     28      903       753         13            (9)       --        1,688
Comprehensive loss:
 Net loss...............                            (382)                                           (382)
 Other comprehensive
  loss:
   Net unrealized
    investment losses,
    net of $27 tax......                                        (41)                                 (41)
                                                                                                  ------
   Comprehensive loss...                                                                            (423)
Restricted stock
 amortization...........                                                        2                      2
Restricted stock market
 value adjustment.......                    (5)                                 5                    --
Stock option exercises..                     1                                                         1
                           ---    ---     ----     -----       ----          ----       ----      ------
Balances, December 31,
 1999...................   168     28      899       371        (28)           (2)       --        1,268
Comprehensive income:
 Net income.............                              90                                              90
 Other comprehensive
  income:...............
   Net unrealized
    investment gains,
    net of $13 tax......                                         20                                   20
                                                                                                  ------
   Comprehensive
    income..............                                                                             110
Common stock
 repurchases............                                                                $(26)        (26)
Restricted stock grant..     3              21                                (33)        12         --
Restricted stock
 amortization...........                                                        7                      7
Restricted stock market
 value adjustment.......                     2                                 (2)                   --
Stock option exercises..                     1                                                         1
                           ---    ---     ----     -----       ----          ----       ----      ------
Balances, December 31,
 2000...................   171    $28     $923     $ 461       $ (8)         $(30)      $(14)     $1,360
                           ===    ===     ====     =====       ====          ====       ====      ======

   The accompanying notes are an integral part of the consolidated financial statements.

                                  Humana Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        For the years ended
                                                           December 31,
                                                       -----------------------
                                                        2000    1999    1998
                                                       -------  -----  -------
                                                           (in millions)
Cash flows from operating activities
Net income (loss)....................................  $    90  $(382) $   129
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Asset write-downs and other charges................      --     460       17
  Depreciation and amortization......................      147    124      128
  Gain on sale of property and equipment, net........       (3)   (12)
  Gain on sale of investment securities, net.........       (6)   (11)     (21)
  Provision for deferred income taxes................       19      5       26
  Provision for doubtful accounts....................       11     12       11
  Payment for government audit settlement............      (15)   --       --
  Changes in operating assets and liabilities:
   Premiums receivable...............................       (1)    39       34
   Other assets......................................       (9)    54       32
   Medical and other expenses payable................     (195)   (23)     (22)
   Workers' compensation liabilities.................      (30)  (150)    (134)
   Other liabilities.................................       39     42     (135)
   Unearned premium revenues.........................      (16)    56      (10)
  Other..............................................        9      3      --
                                                       -------  -----  -------
     Net cash provided by operating activities.......       40    217       55
                                                       -------  -----  -------
Cash flows from investing activities
Acquisitions, net of cash and cash equivalents
 acquired............................................      (13)   (14)
Divestitures, net of cash and cash equivalents
 disposed............................................       29             (26)
Purchases of property and equipment..................     (135)   (89)    (113)
Dispositions of property and equipment...............       21     54       12
Purchases of investment securities...................   (1,205)  (796)  (1,053)
Maturities of investment securities..................      543    391      380
Proceeds from sales of investment securities.........      582    472      828
                                                       -------  -----  -------
     Net cash (used in) provided by investing
      activities.....................................     (178)    18       28
                                                       -------  -----  -------

Cash flows from financing activities
Revolving credit agreement borrowings................      520    --       123
Revolving credit agreement repayments................      --     (93)    (330)
Net commercial paper (repayments) borrowings.........     (606)   (44)     141
Change in book overdraft.............................      (66)   (19)      82
Common stock repurchases.............................      (26)   --       --
Other................................................       (4)   (14)      35
                                                       -------  -----  -------
     Net cash (used in) provided by financing
      activities.....................................     (182)  (170)      51
                                                       -------  -----  -------
(Decrease) increase in cash and cash equivalents.....     (320)    65      134
Cash and cash equivalents at beginning of period.....      978    913      779
                                                       -------  -----  -------
Cash and cash equivalents at end of period...........  $   658  $ 978  $   913
                                                       =======  =====  =======
Supplemental cash flow disclosures:
  Interest payments..................................  $    30  $  33  $    49
  Income tax (refunds) payments, net.................  $   (35) $ (58) $    69
Details of businesses acquired in purchase
 transactions:
  Fair value of assets acquired, net of cash
   acquired..........................................  $   126  $  20
  Less: liabilities assumed..........................     (113)    (6)
                                                       -------  -----
  Cash paid for acquired businesses, net of cash
   acquired..........................................  $    13  $  14
                                                       =======  =====

   The accompanying notes are an integral part of the consolidated financial statements.

                                  Humana Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

Nature of Operations

   Humana Inc. ("Humana" or "the Company") is one of the nation's largest publicly traded health services companies offering coordinated health insurance coverage, primarily to employer groups and government-sponsored plans, through a variety of product options including health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). The Company also offers an administrative services only ("ASO") product to those who self-insure their employee health plans and various specialty products, including dental, group life and short-term disability. In total, the Company's products are licensed in 49 states, the District of Columbia and Puerto Rico, with approximately 29 percent of its premium revenues in the state of Florida.

   During 1999 and 2000, the Company was organized into two business units: the Health Plan segment and the Small Group segment. The Health Plan segment includes the Company's large group commercial (100 employees and over), Medicare, Medicaid, ASO and military or TRICARE business. The Small Group segment includes small group commercial (under 100 employees) and specialty benefit lines, including dental, life and short-term disability. Results of each segment are measured based upon results of operations before income taxes. The Company allocates administrative expenses, investment income and interest expense, but no assets, to the segments. Members in the same geographic area that are served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. In addition, premium revenue pricing to large group commercial employers has historically been more competitive than that to small group commercial employers, resulting in less favorable underwriting margins for the large group commercial line of business. Costs to distribute and administer products to small group commercial employers are higher compared to large group commercial employers resulting in small group's higher administrative expense ratio. The Company is in the process of repositioning its lines of business and its distribution focus towards a more commercial line emphasis, including commercial products sold to customers who self-insure their financial exposure. As a result of this repositioning, the Company announced a management realignment during the first quarter of 2001. Future quarterly and annual financial reports will give effect to this realignment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

   The consolidated financial statements include all subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on

                                  Humana Inc.

knowledge of current events and anticipated future events, and accordingly, actual results may ultimately differ from those estimates.

Cash and Cash Equivalents

   Cash and cash equivalents include cash, time deposits, money market funds, commercial paper and certain U.S. Government securities with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturity of the investments.

Investment Securities

   Investment securities, which consist primarily of debt and equity securities, have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Investment securities available for current operations are classified as current assets. Investment securities available for the Company's capital spending, professional liability, long-term insurance product requirements and strategic investments are classified as long-term assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of stockholders' equity until realized.

   For the purpose of determining gross realized gains and losses, the cost of investment securities sold is based upon specific identification.

Long-Lived Assets

   Property and equipment is carried at cost, and is comprised of the following at December 31, 2000 and 1999:

                                                                   2000   1999
                                                                   -----  -----
                                                                       (in
                                                                    millions)
   Land........................................................... $  33  $  32
   Buildings......................................................   319    345
   Equipment and computer software................................   527    451
                                                                   -----  -----
                                                                     879    828
   Accumulated depreciation.......................................  (444)  (410)
                                                                   -----  -----
                                                                   $ 435  $ 418
                                                                   =====  =====

   Depreciation is computed using the straight-line method over estimated useful lives ranging from three to ten years for equipment, three to five years for computer software and 20 to 40 years for buildings. Depreciation expense was $85 million, $79 million and $75 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   Cost in excess of net assets acquired, or goodwill, represents the unamortized excess of cost over the fair value of net tangible and identifiable intangible assets acquired. Identifiable intangible assets, which are included in other long-term assets in the accompanying Consolidated Balance Sheets, primarily relate to subscriber and provider contracts and the cost of acquired licenses. Goodwill and identifiable intangible assets are amortized on a straight-line method over their estimated useful lives. Goodwill is amortized over periods ranging from six to 20 years, and identifiable intangible assets are amortized over periods ranging from five to 20 years.

                                  Humana Inc.

   Long-lived assets are periodically reviewed by management for impairment whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Losses are recognized when the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. In addition, the estimated life of all long-lived assets are periodically reviewed by management for reasonableness. See Note 3 for a discussion related to the Company's 1999 impairment and estimated life review.

   Amortization expense was $62 million, $45 million and $53 million for the years ended December 31, 2000, 1999 and 1998, respectively. In conjunction with its 1999 goodwill impairment, the Company also reviewed the estimated life assigned to goodwill. Effective January 1, 2000, the Company adopted a 20-year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

Revenue and Medical Cost Recognition

   Premium revenues are recognized as income in the period members are entitled to receive services. Premiums received prior to such period are recorded as unearned premium revenues.

   Medical costs include claim payments, capitation payments, allocations of certain centralized expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care provided prior to the balance sheet date. Capitation payments represent monthly prepaid fees disbursed to participating primary care physicians and other providers who are responsible for providing medical care to members. The estimates of future medical claim and other expense payments are developed using actuarial methods and assumptions based upon payment patterns, medical inflation, historical development and other relevant factors. Estimates of future payments relating to services incurred in the current and prior periods are continually reviewed by management and adjusted as necessary.

   The Company assesses the profitability of its contracts for providing health insurance coverage to its members when current market operating results or forecasts indicate probable future losses. The Company records a premium deficiency in current operations to the extent that the sum of expected medical costs, claim adjustment expenses and maintenance costs exceeds related future premiums. Anticipated investment income is not considered for purposes of computing the premium deficiency. Because the majority of the Company's member contracts renew annually, the Company does not anticipate premium deficiencies, except when unanticipated adverse events or changes in circumstances indicate otherwise. See Note 3 for a discussion related to premium deficiencies recorded in 1999 and 1998.

   Management believes the Company's medical and other expenses payable are adequate to cover future claims payments required, however, such estimates are based on knowledge of current events and anticipated future events, and, therefore, the actual liability could differ from amounts provided.

Book Overdraft

   Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as a current liability in the Consolidated Balance Sheets.

                                  Humana Inc.

Stock Options

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and uses Accounting Principles Board Opinion No. 25 and related interpretations in the accounting for its stock option plans. No compensation expense has been recognized in connection with the granting of stock options. See Note 8 for discussion of stock options and the disclosures required by SFAS 123.

Income Taxes

   The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The Company also recognizes as deferred tax assets the future tax benefits such as net operating and capital loss carryforwards. A valuation allowance is provided against these deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings (Loss) Per Common Share

   Basic earnings (loss) per common share is computed on the basis of the weighted average number of unrestricted common shares outstanding. Diluted earnings (loss) per common share is computed on the basis of the weighted average number of unrestricted common shares outstanding plus the dilutive effect of outstanding employee stock options and restricted shares using the "treasury stock" method.

Reclassifications

   Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In general, SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. This standard is effective for the Company's financial statements beginning January 1, 2001, with early adoption permitted. Management of the Company has determined that the adoption of SFAS 133 on January 1, 2001 will not have a material impact on the Company's financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides

                                  Humana Inc.

guidance on revenue recognition and related disclosures and was effective beginning October 1, 2000. The Company was previously following the requirements provided under SAB 101 and as such there was no material impact on the Company's financial position, results of operations, cash flows or disclosures.

3. 1999 AND 1998 ASSET WRITE-DOWNS AND OPERATIONAL CHARGES

   The following table presents the components of the asset write-downs and operational charges and their respective classifications in the 1999 and 1998 Consolidated Statements of Operations:

                                                 Selling,       Asset
                                               General and   Write-Downs
                                      Medical Administrative  and Other  Total
                                      ------- -------------- ----------- -----
                                                   (in millions)
1999:
Premium deficiency...................   $50                              $ 50
Reserve strengthening................    35                                35
Provider costs.......................     5                                 5
Long-lived asset impairment..........                           $342      342
Losses on non-core asset sales.......                            118      118
Professional liability reserve
 strengthening and other costs.......              $35                     35
                                        ---        ---          ----     ----
  Total 1999.........................   $90        $35          $460     $585
                                        ===        ===          ====     ====
1998:
Premium deficiency...................   $46                              $ 46
Provider costs.......................    27                                27
Market exit costs....................                           $ 15       15
Losses on non-core asset sales.......                             12       12
Merger dissolution costs.............                              7        7
Non-officer employee incentive and
 other costs.........................              $25                     25
                                        ---        ---          ----     ----
  Total 1998.........................   $73        $25          $ 34     $132
                                        ===        ===          ====     ====

1999 Charges

 Premium Deficiency, Reserve Strengthening and Provider Costs

   As a result of management's assessment of the profitability of its contracts for providing health insurance coverage to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $50 million during the first quarter of 1999. Ineffective provider risk-sharing contracts and the impact of the March 31, 1999 HCA--The Healthcare Company, formerly Columbia/HCA Healthcare Corporation ("HCA"), hospital agreement in Florida on current and projected future medical costs contributed to the premium deficiency. The beneficial effect from losses charged to the premium deficiency liability in 1999 was $50 million.

   Prior period adverse claims development primarily in the Company's PPO and Medicare products initially identified during an analysis of February and March 1999 medical claims resulted in the $35 million reserve strengthening. The Company releases or strengthens medical

                                  Humana Inc.

claims reserves when favorable or adverse development in prior periods exceed actuarial margins existing in the reserves. In addition, the Company paid HCA $5 million to settle certain contractual issues associated with the March 31, 1999 hospital agreement in Florida.

   Long-Lived Asset Impairment

   Historical and current period operating losses in certain of the Company's markets prompted a review during the fourth quarter of 1999 for the possible impairment of long-lived assets. This review indicated that estimated future undiscounted cash flows were insufficient to recover the carrying value of long-lived assets, primarily goodwill, associated with the Company's Austin, Dallas and Milwaukee markets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value resulting in a non-cash impairment charge of $342 million. Estimated fair value was based on discounted cash flows.

   The long-lived assets associated with the Austin and Dallas markets primarily resulted from the Company's 1997 acquisition of Physician Corporation of America ("PCA"). Operating losses in Austin and Dallas were related to the deterioration of risk-sharing arrangements with providers and the failure to effectively convert the PCA operating model and computer platform to Humana's. The long-lived assets associated with the Milwaukee market primarily resulted from the Company's 1994 acquisition of CareNetwork, Inc. Operating losses in Milwaukee were the result of competitor pricing strategies resulting in lower premium levels to large employer groups as well as market dynamics dominated by limited provider groups causing higher than expected medical costs.

   In conjunction with its 1999 goodwill impairment, the Company also reviewed the estimated life assigned to goodwill. Effective January 1, 2000, the Company adopted a 20-year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

   The $342 million long-lived asset impairment decreased future depreciation and amortization expense $13 million annually ($13 million after tax, or $0.08 per diluted share), while the change in the amortization period of goodwill increased future amortization expense $25 million annually ($24 million after tax, or $0.15 per diluted share).

   Losses on Non-Core Asset Sales

   Between December 30, 1999 and February 4, 2000, the Company entered into definitive agreements to sell its workers' compensation, Medicare supplement and North Florida Medicaid businesses. Since the carrying value of the net assets of these businesses exceeded the estimated fair value, the Company recorded a $118 million loss in 1999. The estimated fair value was established based upon definitive sale agreements, net of expected transaction costs. During the first half of 2000, the Company completed the sale of these businesses. There was no change in the estimated loss during 2000. See Note 12 for additional discussion related to these divestitures.

   Professional Liability Reserve Strengthening and Other Costs

   The Company insures substantially all professional liability risks through a wholly owned captive insurance subsidiary (the "Subsidiary"). The Subsidiary recorded an additional

                                  Humana Inc.

$25 million expense during the fourth quarter of 1999 primarily related to expected claim and legal costs to be incurred by the Company.

   In addition, other expenses of $10 million were recorded during the fourth quarter of 1999 related to a claim payment dispute with a contracted provider and government audits.

1998 Charges

   Market Exits, Non-Core Asset Sales and Merger Dissolution Costs

   On August 10, 1998, the Company and UnitedHealth Group Incorporated, formerly United HealthCare Corporation ("United"), announced their mutual agreement to terminate the previously announced Agreement and Plan of Merger, dated May 27, 1998. The planned merger, among other things, was expected to improve the operating results of the Company's products and markets due to overlapping markets with United. Following the merger's termination, the Company conducted a strategic evaluation, which included assessing the Company's competitive market positions and profit potential. As a result, the Company recognized expenses of $34 million during the third quarter of 1998. The expenses included $15 million of costs associated with exiting five markets, $12 million of losses on disposals of non-core assets and $7 million of merger dissolution costs.

   The costs associated with the market exits of $15 million included severance, lease termination costs as well as write-offs of equipment and uncollectible provider receivables. The planned market exits were Sarasota and Treasure Coast, Florida, Springfield and Jefferson City, Missouri and Puerto Rico. Severance costs were estimated based upon the provisions of the Company's employee benefit plans. The plan to exit these markets was expected to reduce the Company's market office workforce, primarily in Puerto Rico, by approximately 470 employees. In 1999, the Company reversed $2 million of the severance and lease discontinuance liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms. The Company estimated annual pretax savings of approximately $40 million, after all market exits were completed by June 30, 1999, primarily from a reduction in underwriting losses. Approximately 100 employees were ultimately terminated resulting in insignificant severance payments. Substantially all lease termination costs were paid as of December 31, 1999.

   In accordance with the Company's policy on impairment of long-lived assets, equipment of $5 million in the exited markets was written down to its fair value after an evaluation of undiscounted cash flows in each of the markets. The fair value of equipment was based upon discounted cash flows for the same markets. Following the write-down, the equipment was fully depreciated.

   Premium Deficiency and Provider Costs

   As a result of management's assessment of the profitability of its contracts for providing health insurance coverage to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $46 million during the third quarter of 1998. The premium deficiency resulted from events prompted by the terminated merger with United wherein the Company had expected to realize improved operating results in those markets that

                                  Humana Inc.

overlapped with United, including more favorable risk-sharing arrangements. The beneficial effect from losses charged to the premium deficiency liability in 1999 and 1998 was $23 million and $17 million, respectively. In 1999, the Company reversed $6 million of premium deficiency liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms.

   The Company also recorded $27 million of expense related to receivables written-off from financially troubled physician groups, including certain bankrupt providers.

   Non-Officer Employee Incentive and Other Costs

   During the third quarter of 1998, the Company recorded a one-time incentive of $16 million paid to non-officer employees and a $9 million settlement related to a third party pharmacy processing contract.

4. INVESTMENT SECURITIES

   Investment securities classified as current assets at December 31, 2000 and 1999 included the following:

                                          2000                                   1999
                         -------------------------------------- --------------------------------------
                                     Gross      Gross                       Gross      Gross
                         Amortized Unrealized Unrealized  Fair  Amortized Unrealized Unrealized  Fair
                           Cost      Gains      Losses   Value    Cost      Gains      Losses   Value
                         --------- ---------- ---------- ------ --------- ---------- ---------- ------
                                                         (in millions)
U.S. Government
 obligations............  $  140      $ 1                $  141  $  178     $ --        $ (3)   $  175
Tax exempt municipal
 securities.............     811        5        $ (6)      810     889                  (24)      865
Corporate and other
 securities.............     258        2          (4)      256     253                   (7)      246
Mortgage-backed
 securities.............      28        1                    29      57                             57
Redeemable preferred
 stocks.................      61                   (3)       58      67                   (2)       65
                          ------      ---        ----    ------  ------     -----       ----    ------
  Debt securities.......   1,298        9         (13)    1,294   1,444       --         (36)    1,408
Equity securities.......     124        1         (10)      115      96         9         (6)       99
                          ------      ---        ----    ------  ------     -----       ----    ------
                          $1,422      $10        $(23)   $1,409  $1,540     $   9       $(42)   $1,507
                          ======      ===        ====    ======  ======     =====       ====    ======

                                  Humana Inc.

   Investment securities classified as long-term assets at December 31, 2000 and 1999 included the following:

                                         2000                                  1999
                         ------------------------------------- -------------------------------------
                                     Gross      Gross                      Gross      Gross
                         Amortized Unrealized Unrealized Fair  Amortized Unrealized Unrealized Fair
                           Cost      Gains      Losses   Value   Cost      Gains      Losses   Value
                         --------- ---------- ---------- ----- --------- ---------- ---------- -----
                                                        (in millions)
U.S. Government
 obligations............                                         $ 16      $ --                $ 16
Tax exempt municipal
 securities.............   $ 77       $ 1        $(1)    $ 77     180                  $ (7)    173
Corporate and other
 securities.............     76         1         (1)      76      15                            15
Mortgage-backed
 securities.............     26                            26      13                            13
Redeemable preferred
 stocks.................      3                             3      27                    (1)     26
                           ----       ---        ---     ----    ----      -----       ----    ----
  Debt securities.......    182         2         (2)     182     251        --          (8)    243
Equity securities.......     58                            58      56                    (5)     51
                           ----       ---        ---     ----    ----      -----       ----    ----
                           $240       $ 2        $(2)    $240    $307      $ --        $(13)   $294
                           ====       ===        ===     ====    ====      =====       ====    ====

   The contractual maturities of debt securities available for sale at December 31, 2000, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Amortized  Fair
                                                                 Cost    Value
                                                               --------- ------
                                                                (in millions)
     Due within one year......................................  $  135   $  133
     Due after one year through five years....................     589      588
     Due after five years through ten years...................     319      319
     Due after ten years......................................     437      436
                                                                ------   ------
                                                                $1,480   $1,476
                                                                ======   ======

   Gross realized investment gains were $8 million, $18 million and $30 million and gross realized investment losses were $2 million, $7 million and $9 million in 2000, 1999 and 1998, respectively.

                                  Humana Inc.

5. INCOME TAXES

   The provision (benefit) for income taxes consisted of the following:

                                                                  Years Ended
                                                                  December 31,
                                                                 ---------------
                                                                 2000 1999  1998
                                                                 ---- ----  ----
                                                                 (in millions)
     Current provision (benefit):
       Federal.................................................. $ 3  $(18) $39
       State and Puerto Rico....................................   2    (9)   9
                                                                 ---  ----  ---
                                                                   5   (27)  48
                                                                 ---  ----  ---
     Deferred provision:
       Federal..................................................  17     4   24
       State and Puerto Rico....................................   2     1    2
                                                                 ---  ----  ---
                                                                  19     5   26
                                                                 ---  ----  ---
                                                                 $24  $(22) $74
                                                                 ===  ====  ===

   The provision (benefit) for income taxes was different from the amount computed using the federal statutory rate due to the following:

                                                              Years Ended
                                                             December 31,
                                                            -----------------
                                                            2000  1999   1998
                                                            ----  -----  ----
                                                             (in millions)
     Income tax provision (benefit) at federal statutory
      rate................................................. $ 40  $(141) $ 71
     State and Puerto Rico income taxes, net of federal
      benefit..............................................    9    (16)    8
     Tax exempt investment income..........................  (17)   (19)  (18)
     Amortization expense..................................   17     11    17
     Capital loss on sale of workers' compensation
      business.............................................  (43)
     Capital loss valuation allowance......................   15
     Long-lived asset impairment...........................         143
     Other, net............................................    3           (4)
                                                            ----  -----  ----
                                                            $ 24  $ (22) $ 74
                                                            ====  =====  ====

                                  Humana Inc.

   Deferred income tax balances reflect the impact of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements, and are stated at enacted tax rates expected to be in effect when the reported amounts are actually recovered or settled. Principal components of the net deferred tax balances for the Company at December 31, 2000 and 1999 are as follows:

                                                                    Assets
                                                                 (Liabilities)
                                                                 --------------
                                                                  2000    1999
                                                                 ------  ------
                                                                 (in millions)
      Investment securities..................................... $    5  $   18
      Long-term assets..........................................    (44)    (30)
      Medical and other expenses payable........................     38      43
      Asset write-downs and other charges.......................             37
      Professional liability risks..............................      9       8
      Alternative minimum tax credit............................     18       1
      Net operating loss carryforwards..........................     53      72
      Workers' compensation liabilities.........................             24
      Compensation and other accruals...........................     50      42
      Capital loss carryforward.................................     56
      Valuation allowance-capital loss carryforward.............    (15)
                                                                 ------  ------
                                                                 $  170  $  215
                                                                 ======  ======

   At December 31, 2000, the Company has approximately $135 million of net operating losses to carryforward related to prior acquisitions. These net operating loss carryforwards, if unused to offset future taxable income, will expire in 2001 through 2011.

   During 2000, the Company generated approximately $186 million of capital losses, primarily from the sale of its workers' compensation businesses. After available carrybacks and other adjustments, the Company has approximately $145 million of available capital losses to carryforward. These capital loss carryforwards, if unused to offset future capital gains, will expire in 2005. A valuation allowance was established for a portion of these deferred tax assets.

   Based on the Company's historical taxable income record and estimates of future capital gains and profitability, management has concluded that operating income and capital gains will be sufficient to give rise to tax expense and capital gains to recover all deferred tax assets, net of the valuation allowance.

6. DEBT

   The Company maintains a revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.0 billion and expires in August 2002. Principal amounts outstanding under the Credit Agreement bear interest at either a fixed rate or a floating rate, ranging from LIBOR plus 35 basis points to LIBOR plus 80 basis points, depending on the Company's credit ratings. LIBOR was 6.56 percent at December 31, 2000. In addition, the Company pays a 15 basis point facility fee on the entire $1.0 billion facility amount, regardless of utilization, and a 12.5 basis point usage fee when borrowings exceed one-third of the facility amount. The facility fee fluctuates between 6.5 and 20 basis points depending on the Company's credit rating. The Credit Agreement contains customary covenants and events of default including, but not

                                  Humana Inc.

limited to, financial tests for interest coverage and leverage. The Company was in compliance with all covenants at December 31, 2000. The Company also maintains and issues short-term debt securities under a commercial paper program, which is backed by the Credit Agreement. The carrying value of the Company's borrowings approximates fair value as the interest rate on the borrowings varies at market rates.

   Borrowings at December 31, 2000 and 1999 were as follows:

                                                          2000 1999
                                                          ---- ----
                                                             (in
                                                          millions)
        Credit agreement................................. $520
        Commercial paper program.........................   80 $686
                                                          ---- ----
                                                          $600 $686
                                                          ==== ====

7. PROFESSIONAL LIABILITY AND OTHER OBLIGATIONS

   The components of professional liability and other obligations are as follows at December 31, 2000 and 1999:

                                                                   2000  1999
                                                                   ----  ----
                                                                      (in
                                                                   millions)
   Allowance for professional liabilities......................... $135  $133
   Liabilities for disability and other long-term insurance
    products, the Company's retirement and benefit plans and
    other.........................................................   36    44
   Less: current portion of allowance for professional
    liabilities...................................................  (29)  (33)
                                                                   ----  ----
                                                                   $142  $144
                                                                   ====  ====

   The Company insures substantially all professional liability risks through a wholly owned captive insurance subsidiary (the "Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $32 million, $57 million and $27 million for the years ended December 31, 2000, 1999 and 1998, respectively. The amount for 1999 includes $25 million of professional liability reserve strengthening discussed in Note 3. The Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Reinsurance recoverables were $28 million and $29 million at December 31, 2000 and 1999, respectively. The current portion of allowance for professional liabilities is included with trade accounts payable and accrued expenses in the Consolidated Balance Sheets.

   In 1998, the Subsidiary entered into a loss portfolio transfer agreement with unrelated insurance carriers for approximately $39 million, providing for the transfer of all professional and workers' compensation liabilities on claims incurred prior to December 31, 1997 limited to individual and maximum claim retention levels.

8. EMPLOYEE BENEFIT PLANS

Employee Savings Plan

   The Company has defined contribution retirement and savings plans covering qualified employees. The Company's contribution to these plans is based on various percentages of compensation, and in some instances is based upon the amount of the employees' contributions to the plans. The cost of these plans amounted to approximately $33 million, $27 million and $40 million in 2000, 1999 and 1998, respectively, the substantial portion of which was funded currently. The amount for 1998 includes the $16 million one-time incentive paid to non-officer employees discussed in Note 3.

                                  Humana Inc.

Stock Based Compensation

   The Company has plans under which restricted stock awards and options to purchase common stock have been granted to officers, directors and key employees. In 2000, the Company awarded 4,785,000 shares of restricted stock to officers and key employees all of which vest in August 2003. In 1998, the Company awarded 400,000 shares of performance-based restricted stock to officers and key employees. The 1998 restricted shares had the potential to vest in equal one-third installments beginning January 1, 2000, provided the Company met certain earnings goals. As this goal was not met for 1999 or 2000, and the awards are cumulative, the entire award has the potential to vest in 2001. Unearned compensation under the restricted stock award plans is amortized over the vesting periods. Compensation expense recognized related to the restricted stock award plans was $7 million for the year ended December 31, 2000, and $2 million for each of the years ended December 31, 1999 and 1998.

   Options are granted at the average market price on the date of grant. Exercise provisions vary, but most options vest in whole or in part one to five years after grant and expire ten years after grant. At December 31, 2000, there were 13,823,487 shares reserved for employee and director stock option plans and there were 2,433,470 shares of common stock available for future grants.

   On September 17, 1998, the Company repriced 5,503,491 of its stock options with original exercise prices ranging from $18.31 to $26.31 to the market price of the Company's common stock on that date of $15.59. Outstanding stock options with an exercise price in excess of $18.13 per share could be exchanged in return for a reduced number of options, with a deferred vesting date of one year after the exchange date. The repricing resulted in the cancellation of 5,503,491 options and the granting of 4,559,438 options.

   The Company's option plan activity for the years ended December 31, 2000, 1999 and 1998 is summarized below:

                                                                    Weighted
                                      Shares     Exercise Price     Average
                                   Under Option    Per Share     Exercise Price
                                   ------------ ---------------- --------------
   Balance, January 1, 1998.......  12,222,264  $ 5.80 to $26.94     $15.54
     Granted......................   6,403,788   15.59 to  26.22      17.04
     Exercised....................  (3,067,202)   5.80 to  26.31      11.72
     Canceled or lapsed...........  (6,753,198)   6.56 to  26.31      20.03
                                    ----------  ----------------     ------
   Balance, December 31, 1998.....   8,805,652    6.56 to  26.94      14.52
     Granted......................   3,966,750    6.88 to  19.25      14.16
     Exercised....................    (105,232)   6.56 to   8.91       7.26
     Canceled or lapsed...........  (1,347,989)   8.00 to  26.31      18.32
                                    ----------  ----------------     ------
   Balance, December 31, 1999.....  11,319,181    6.56 to  26.94      14.00
     Granted......................   1,090,500    6.41 to  14.19       7.26
     Exercised....................    (267,171)   7.59 to  15.47       7.89
     Canceled or lapsed...........    (752,493)   6.50 to  23.06      15.74
                                    ----------  ----------------     ------
   Balance, December 31, 2000.....  11,390,017  $ 6.41 to $26.94     $13.41
                                    ==========  ================     ======

                                  Humana Inc.

   A summary of stock options outstanding and exercisable at December 31, 2000 follows:

                                                             Stock Options
                        Stock Options Outstanding             Exercisable
                    ------------------------------------  ---------------------
                                  Weighted
                                   Average     Weighted               Weighted
                                  Remaining    Average                Average
     Range of                    Contractual   Exercise               Exercise
 Exercise Prices      Shares        Life        Price      Shares      Price
 ----------------   ----------   -----------   --------   ---------   --------
 $ 6.41 to $10.69    4,471,342   6.42 years     $ 7.86    2,213,647    $ 7.57
  11.63 to  15.63    4,235,042   5.48 years      15.49    3,700,808     15.58
  16.94 to  21.94    2,566,833   5.82 years      19.18    1,560,186     19.13
  22.44 to  26.94      116,800   4.85 years      23.93      109,300     23.96
 ----------------   ----------   ----------     ------    ---------    ------
 $ 6.41 to $26.94   11,390,017   5.92 years     $13.41    7,583,941    $14.09
 ================   ==========   ==========     ======    =========    ======

   As of December 31, 1999 and 1998, there were 6,286,826 and 3,636,481 options exercisable, respectively. The weighted average exercise price of options exercisable during 1999 and 1998 was $13.71 and $12.32, respectively. If the Company had adopted the expense recognition provisions of SFAS 123 for purposes of determining compensation expense related to stock options granted during the years ended December 31, 2000, 1999 and 1998, net income (loss) and earnings
(loss) per common share would have been changed to the pro forma amounts shown below:

                                                             Years Ended
                                                            December 31,
                                                        ----------------------
                                                         2000   1999     1998
                                                        ------ -------  ------
                                                        (in millions, except
                                                         per share results)
Net income (loss)............. As reported............. $   90 $  (382) $  129
                               Pro forma...............     82    (402)    116


Basic earnings (loss) per
 common share................. As reported............. $ 0.54 $ (2.28) $ 0.77
                               Pro forma...............   0.49   (2.40)   0.69


Diluted earnings (loss) per
 common share................. As reported............. $ 0.54 $ (2.28) $ 0.77
                               Pro forma...............   0.49   (2.40)   0.69

   The fair value of each option granted during 2000, 1999 and 1998 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                                                            2000   1999   1998
                                                            -----  -----  -----
Dividend yield.............................................  None   None   None
Expected volatility........................................ 44.84%  43.8%  40.9%
Risk-free interest rate....................................   6.7%   5.6%   4.9%
Expected option life (years)...............................   7.5    8.3    6.8
Weighted average fair value at grant date.................. $4.17  $8.10  $8.59

   The effects of applying SFAS 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years since variables such as option grants, exercises and stock price volatility included in the disclosures may not be indicative of future activity.

                                  Humana Inc.

9. EARNINGS (LOSS) PER COMMON SHARE COMPUTATION

   Detail supporting the computation of basic and diluted earnings (loss) per common share follows:

                                                    Net                Per Share
                                                   Income    Shares     Results
                                                   ------  ----------- ---------
                                                     (in millions, except per
                                                          share results)
Year Ended December 31, 2000:
  Basic earnings per common share................. $  90   166,224,437  $ 0.54
  Effect of dilutive stock options and restricted
   shares.........................................             707,143
                                                   -----   -----------  ------
  Diluted earnings per common share............... $  90   166,931,580  $ 0.54
                                                   =====   ===========  ======

Year Ended December 31, 1999:
  Basic loss per common share..................... $(382)  167,555,917  $(2.28)
  Effect of dilutive stock options and restricted
   shares.........................................
                                                   -----   -----------  ------
  Diluted loss per common share................... $(382)  167,555,917  $(2.28)
                                                   =====   ===========  ======

Year Ended December 31, 1998:
  Basic earnings per common share................. $ 129   166,471,824  $ 0.77
  Effect of dilutive stock options and restricted
   shares.........................................           1,792,756
                                                   -----   -----------  ------
  Diluted earnings per common share............... $ 129   168,264,580  $ 0.77
                                                   =====   ===========  ======

   There were no adjustments required to be made to net income (loss) for purposes of computing basic or diluted earnings (loss) per common share. Antidilutive stock options and restricted shares totaling 11,676,093, 9,427,060 and 1,562,949 shares for the years ended December 31, 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings (loss) per common.

10. STOCKHOLDERS' EQUITY

Stock Repurchase Plan

   In July 2000, the Company's Board of Directors authorized the repurchase of up to five million of its common shares. This program allows the Company to repurchase the shares from time to time in open-market purchases, in negotiated transactions, or by using forward-purchase contracts. Shares repurchased under the Board of Directors' authorization are used in connection with various incentive plans aimed at the retention of key employees. During 2000, the Company repurchased approximately 3.5 million of its common shares for $26 million, at an average cost of $7.71 per share. In conjunction with the 2000 restricted stock award, the Company reissued 1.7 million treasury shares and reserved an additional 215,000 treasury shares for future stock awards.

Stockholders' Rights Plan

   The Company has a stockholders' rights plan designed to deter takeover initiatives not considered to be in the best interests of the Company's stockholders. The rights are redeemable by action of the Company's Board of Directors at a price of $0.01 per right at any time prior to

                                  Humana Inc.

their becoming exercisable. Pursuant to the plan, under certain conditions, each share of stock has a right to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per share. The plan expires in 2006.

Regulatory Requirements

   The Company's subsidiaries operate in states that require minimum levels of equity and regulate the payment of dividends to the parent company. Generally, the amount of dividend distributions that may be paid by regulated subsidiaries, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. As of December 31, 2000, the Company's regulated subsidiaries maintained aggregate statutory capital and surplus of approximately $824 million, compared with their aggregate minimum statutory capital and surplus requirements of approximately $616 million.

   Most of the Company's statutory entities are impacted by the implementation of risk-based capital ("RBC") requirements recommended by the National Association of Insurance Commissioners. Several states are currently in the process of phasing these requirements in for HMOs over a number of years. If RBC were fully implemented as of December 31, 2000, the Company would be required to fund additional capital into specific entities of approximately $95 million. After this capital infusion, the Company would have $186 million of aggregate statutory capital and surplus above the required minimum level.

   The Company files statutory-basis financial statements with state regulatory authorities in all states in which the Company conducts business. On January 1, 2001, changes to the statutory basis of accounting, known as the Codification guidance, became effective. The cumulative effect of these changes will be recorded as a direct adjustment to January 1, 2001 statutory surplus. The effect of the adoption is not expected to materially impact the Company's compliance with aggregate minimum statutory capital and surplus requirements.

11. COMMITMENTS AND CONTINGENCIES

Leases

   The Company leases facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2017. Rent expense and sublease income for all operating leases are as follows for the years ended December 31, 2000, 1999 and 1998:

                                                     Years Ended
                                                     December 31,
                                                    ----------------
                                                    2000  1999  1998
                                                    ----  ----  ----
                                                    (in millions)
        Rent expense............................... $ 63  $ 61  $42
        Sublease rental income.....................  (21)  (18)  (9)
                                                    ----  ----  ---
          Net rent expense......................... $ 42  $ 43  $33
                                                    ====  ====  ===

                                  Humana Inc.

   Future annual minimum payments under all noncancelable operating leases in excess of one year subsequent to December 31, 2000 are as follows (in millions):

                                                       (in millions)
        2001..........................................     $ 54
        2002..........................................       42
        2003..........................................       36
        2004..........................................       30
        2005..........................................       23
        Thereafter....................................       49
                                                           ----
          Total minimum lease payments................     $234
        Less: minimum sublease rental income..........       48
                                                           ----
          Net minimum lease payments..................     $186
                                                           ====

Government and Other Contracts

   The Company's Medicare HMO contracts with the federal government are renewed for a one-year term each December 31, unless terminated 90 days prior thereto. Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts are generally annual contracts with various states except for the two-year contract with the Health Insurance Administration in Puerto Rico which expires April 30, 2001. The Company has submitted a bid for renewal of the contract in Puerto Rico and at this time is unable to predict if it will be renewed, under what terms, and what effect any such renewal or non-renewal will have on its financial position, results of operations or cash flows. Additionally, the Company renewed its TRICARE contract for up to two additional years subject to annual renewal terms, beginning July 1, 2001. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, may have a material adverse effect on the revenues, profitability and business prospects of the Company. In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations and cash flows could be adversely impacted.

Legal Proceedings

   The Company and Physician Corporation of America ("PCA"), formerly a publicly traded company acquired by the Company as a subsidiary in 1997, are each involved in securities litigation. The complaints involving the Company, which were consolidated, allege it and certain current and/or former directors and officers knowingly or recklessly made false or misleading statements in press releases and public filings concerning the Company's financial condition, primarily with respect to the impact of negotiations over renewal of the Company's contract with HCA in 1999. On November 7, 2000, the action was dismissed by the United States District Court for the Western District of Kentucky. The plaintiffs have filed an appeal to the Court of Appeals for the Sixth Circuit. The PCA complaint, filed in 1997, alleges certain of its former directors and officers knowingly or recklessly made false or misleading statements in

                                  Humana Inc.

press releases and public filings with respect to the financial and regulatory difficulties of PCA's workers' compensation business. The Company intends to pursue the defense of the actions vigorously and does not believe that these actions will have a material adverse effect on the Company's financial position or results of operations.

   The Company is involved in several purported class action lawsuits that are part of a wave of generally similar actions that target the health care payor industry and particularly target managed care companies. The cases include separate suits that purport to have been brought on behalf of members (so-called "Subscriber Track" cases) and a single action against the Company and seven other managed care companies that purports to have been brought on behalf of providers (so-called "Provider Track" case). The Subscriber Track complaints allege, among other things, that Humana intentionally concealed from members certain information concerning the way in which it conducts business, including the methods by which it pays providers. The complaints allege violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the Employee Retirement Income Security Act ("ERISA"). The plaintiffs do not allege that any of the purported practices resulted in denial of any claims for a particular benefit, but, instead, claim that Humana provided the purported class with health insurance benefits of lesser value than promised. In the Provider Track case, the plaintiffs assert that the companies improperly (i) paid providers' claims and (ii) "downcoded" their claims by paying lesser amounts than they submitted. The complaint alleges, among other things, multiple violations under RICO as well as various breaches of contract and violation of regulations governing the timeliness of claim payments. The Company believes the allegations in the complaints are without merit and intends to pursue the defense of the actions vigorously.

   On January 4, 2000, a jury in Palm Beach County, Florida, issued an approximately $80 million verdict in a case arising from removal of an insured from a special case management program ("Chipps"). The award included approximately $78.5 million for punitive damages, $1 million for emotional distress and $29,000 for contractual benefits. The defendant, Humana Health Insurance Company of Florida, Inc., is in the process of appealing the verdict.

   During 2000, the Company paid approximately $15 million in a settlement to the United States Department of Justice and the Department of Health and Human Services relating to Medicare premium overpayments. The Company had previously established adequate liabilities for the resolution of these issues and, therefore, the settlement did not have a material impact on the Company's financial position or results of operations. As part of this settlement, on May 31, 2000, the Company entered into a five-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General ("OIG") of the Department of Health and Human Services. Under the CIA, the Company is obligated to, among other things, provide training, conduct periodic audits and make periodic reports to the OIG.

   In July 2000, the Office of the Florida Attorney General initiated an investigation, apparently relating to some of the same matters as are involved in the purported class action lawsuits described above. While the Attorney General has filed no action against the Company, he has indicated that he may do so in the future.

   The Company's business practices are subject to review by various state insurance and health care regulatory authorities and federal regulatory authorities. Recently, there has been

                                  Humana Inc.

increased scrutiny by these regulators of the managed health care companies' business practices, including claims payment practices and utilization management. The Company has been and continues to be subject to such reviews. Some of these could require changes in some of the Company's practices and could also result in fines or other sanctions.

   The Company also is involved in other lawsuits that arise in the ordinary course of its business operations, including claims of medical malpractice, bad faith, failure to properly pay claims, nonacceptance or termination of providers, failure to disclose network discounts and various provider arrangements, challenges to subrogation practices, and claims relating to performance of contractual obligations to providers and others. Recent court decisions and pending state and federal legislative activity may increase the Company's exposure for any of these types of claims.

   Personal injury and claims for extracontractual damages arising from medical benefit denial are covered by insurance from the Company's wholly owned captive insurance subsidiary and excess carriers, except to the extent that claimants seek punitive damages, which may not be covered by insurance in certain states in which insurance coverage for punitive damages is not permitted. In connection with the case of Chipps v. Humana Health Insurance Company of Florida, Inc., the Company's liability carriers have preliminarily indicated they believe no coverage may be available for a punitive damages award. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

   Management does not believe that any pending or threatened legal actions against the Company or audits by agencies will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the likelihood or outcome of current or future suits, including any appeals, like the appeal of the Chipps case, cannot be accurately predicted with certainty. Therefore, such legal actions could adversely affect the Company's financial position, results of operations or cash flows. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Legal Proceedings" in this document.

12. ACQUISITIONS AND DIVESTITURES

Divestitures

   During 2000, the Company completed transactions to divest its workers' compensation, North Florida Medicaid and Medicare supplement businesses. The Company previously estimated and recorded a $118 million loss in 1999 related to the divestitures. There was no change in the estimated loss during 2000. Divested assets, consisting primarily of investment securities and reinsurance recoverables, totaled $653 million. Divested liabilities, consisting primarily of workers' compensation and other reserves, totaled $437 million. Cash proceeds were $98 million ($29 million net of divested subsidiaries' cash) for the year ended December 31, 2000. Revenue and pretax results associated with these businesses for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                   Years Ended
                                                   December 31,
                                                  ----------------
                                                  2000  1999  1998
                                                  ----  ----  ----
                                                  (in millions)
        Revenues................................. $103  $218  $213
        Pretax results........................... $ (8) $(13) $ 20

                                  Humana Inc.

Acquisitions

   During 2000, the Company acquired a Houston-based health plan, two operating shell entities for future business initiatives, and a hospital in-patient management services firm for $77 million ($13 million net of acquired subsidiaries' cash).

   On June 1, 1999, the Company reached an agreement with FPA Medical Management, Inc. ("FPA"), FPA's lenders and a federal bankruptcy court under which the Company acquired the operations of 50 medical centers from FPA for approximately $14 million in cash. The Company has subsequently transferred operating responsibility for all acquired FPA medical centers under long-term provider agreements.

   The above acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company allocated the acquisition cost to net tangible and identifiable intangible assets based upon their fair value. Identifiable intangible assets primarily relate to provider and subscriber contracts and the cost of the acquired licenses. Any remaining value not assigned to net tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired, or goodwill. Goodwill and identifiable intangible assets acquired, recorded in connection with the acquisitions were $52 million and $17 million in 2000 and 1999, respectively. The identifiable intangible assets are being amortized over periods ranging from five to 20 years while goodwill is being amortized over periods ranging from six to 20 years. Unaudited pro forma results of operations information has not been presented because the effects of these acquisitions were not, individually or in the aggregate, significant to the Company's results of operations or financial position.

   During 1999, the Company recorded an impairment loss and, effective January 1, 2000, adopted a 20-year amortization period from the date of acquisition for goodwill previously amortized over 40 years as discussed in Note 3.

13. SEGMENT INFORMATION

   During 1999 and 2000, the Company was organized into two business units: the Health Plan segment and the Small Group segment. The Health Plan segment includes the Company's large group commercial (100 employees and over), Medicare, Medicaid, ASO and military or TRICARE business. The Small Group segment includes small group commercial (under 100 employees) and specialty benefit lines, including dental, life and short-term disability. Results of each segment are measured based upon results of operations before income taxes. The Company allocates administrative expenses, investment income and interest expense, but no assets, to the segments. Members in the same geographic area that are served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. In addition, premium revenue pricing to large group commercial employers has historically been more competitive than that to small group commercial employers, resulting in less favorable underwriting margins for the large group commercial line of business. Costs to distribute and administer products to small group commercial employers are higher compared to large group commercial employers resulting in small group's higher administrative expense ratio. The accounting policies of each segment are similar and are described in
Note 2. The Company is in the process of repositioning its lines of business and its distribution focus towards a more commercial line emphasis, including commercial products sold to customers who self-insure their financial exposure. As a result of this repositioning, the Company announced a management realignment during the first quarter of 2001. Future quarterly and annual financial reports will give effect to this realignment.

                                  Humana Inc.

   The segment results for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                          Health Small
                                                           Plan  Group   Total
                                                          ------ ------ -------
                                                              (in millions)
      2000
      Revenues:
        Premiums......................................... $7,303 $3,092 $10,395
        Investment and other income, net.................     83     36     119
                                                          ------ ------ -------
          Total revenues.................................  7,386  3,128  10,514
      Underwriting margin................................    978    635   1,613
                                                          ------ ------ -------
      Depreciation and amortization......................     91     56     147
                                                          ------ ------ -------
      Interest expense...................................     20      9      29
                                                          ------ ------ -------
      Income before income taxes.........................     54     60     114
                                                          ------ ------ -------

                                                          Health  Small
                                                           Plan   Group  Total
                                                          ------  ------ ------
                                                             (in millions)
      1999
      Revenues:
        Premiums......................................... $6,847  $3,112 $9,959
        Investment and other income, net.................    102      52    154
                                                          ------  ------ ------
          Total revenues.................................  6,949   3,164 10,113
      Underwriting margin................................    863     564  1,427
                                                          ------  ------ ------
      Depreciation and amortization......................     70      54    124
                                                          ------  ------ ------
      Interest expense...................................     22      11     33
                                                          ------  ------ ------
      (Loss) income before income taxes..................   (410)      6   (404)
                                                          ------  ------ ------

                                                          Health  Small
                                                           Plan   Group  Total
                                                          ------  ------ ------
                                                             (in millions)
      1998
      Revenues:
        Premiums......................................... $6,734  $2,863 $9,597
        Investment and other income, net.................    140      44    184
                                                          ------  ------ ------
          Total revenues.................................  6,874   2,907  9,781
      Underwriting margin................................    988     568  1,556
                                                          ------  ------ ------
      Depreciation and amortization......................     76      52    128
                                                          ------  ------ ------
      Interest expense...................................     33      14     47
                                                          ------  ------ ------
      Income (loss) before income taxes..................    183      20    203
                                                          ------  ------ ------

   As discussed in Note 3, during 1999 and 1998, the Company recorded pretax expenses of $585 million and $132 million, respectively. The following table details the impact these expenses had on the Health Plan and Small Group segments for the years ended December 31, 1999 and 1998:

                                                  1999               1998
                                           ------------------ ------------------
                                           Health Small       Health Small
                                            Plan  Group Total  Plan  Group Total
                                           ------ ----- ----- ------ ----- -----
                                                       (in millions)
   Underwriting margin....................  $ 66   $24  $ 90   $60    $13  $ 73
                                            ----   ---  ----   ---    ---  ----
   Income before income taxes.............  $553   $32  $585   $96    $36  $132
                                            ----   ---  ----   ---    ---  ----

   The Company markets health and specialty insurance products. The Company's health insurance offerings include primarily HMO and PPO products while its specialty offerings include dental, group life and ASO products. Health insurance product premiums were approximately $10.1 billion, $9.7 billion and $9.4 billion for the years ended December 31, 2000, 1999 and 1998, respectively. Specialty product premiums were approximately $291 million, $277 million and $239 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   Premium revenues derived from contracts with the federal government for the years ended December 31, 2000, 1999 and 1998 represent approximately 42 percent, 40 percent and 41 percent, respectively, of total premium revenues.

                                  HUMANA INC.

                      PARENT COMPANY FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEETS
                           December 31, 2000 and 1999

                                     Assets

                                                                  2000    1999
                                                                 ------  ------
                                                                 (in millions,
                                                                 except share
                                                                   amounts)
Cash and cash equivalents....................................... $   14  $    3
Receivables from operating subsidiaries, net....................    --       41
Other current assets............................................     27      30
                                                                 ------  ------
  Total current assets..........................................     41      74
Property and equipment, net.....................................    221     176
Investments in subsidiaries.....................................  2,089   1,991
Notes receivable from operating subsidiaries....................     87      81
Other...........................................................     71      40
                                                                 ------  ------
  Total assets.................................................. $2,509  $2,362
                                                                 ======  ======
                      Liabilities and Stockholders' Equity

Payable to operating subsidiaries, net.......................... $   52  $  --
Book overdraft..................................................    173     160
Other current liabilities.......................................    200     145
Debt............................................................    600     686
                                                                 ------  ------
  Total current liabilities.....................................  1,025     991
Notes payable to operating subsidiaries.........................     97      77
Other...........................................................     27      26
                                                                 ------  ------
  Total liabilities.............................................  1,149   1,094
                                                                 ------  ------
Contingencies
Preferred stock, $1 par; 10,000,000 shares authorized; none
 issued
Common stock, $0.162/3 par; 300,000,000 shares authorized;
 170,889,142 and
 167,608,558 shares issued in 2000 and 1999, respectively.......     28      28
Treasury stock, at cost, 1,823,348 shares.......................    (14)    --
Other stockholders' equity......................................  1,346   1,240
                                                                 ------  ------
  Total stockholders' equity....................................  1,360   1,268
                                                                 ------  ------
  Total liabilities and stockholders' equity.................... $2,509  $2,362
                                                                 ======  ======


       See accompanying notes to the parent company financial statements.

                                  HUMANA INC.

                      PARENT COMPANY FINANCIAL INFORMATION

                       CONDENSED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 2000, 1999 and 1998

                                                             2000  1999   1998
                                                             ----  -----  ----
                                                              (in millions)
Revenues:
  Management fees charged to operating subsidiaries........  $381  $ 364  $297
  Investment and other income..............................     4     19     5
                                                             ----  -----  ----
                                                              385    383   302
                                                             ----  -----  ----
Expenses:
  Selling, general and administrative......................   334    331   293
  Depreciation.............................................    50     36    33
  Interest expense.........................................    34     35    44
                                                             ----  -----  ----
                                                              418    402   370
                                                             ----  -----  ----
Loss before income taxes and equity in net earnings (loss)
 of subsidiaries...........................................   (33)   (19)  (68)
Benefit for income taxes...................................    33      6    38
                                                             ----  -----  ----
Loss before equity in net earnings (loss) of subsidiaries..   --     (13)  (30)
Equity in net earnings (loss) of subsidiaries..............    90   (369)  159
                                                             ----  -----  ----
Net income (loss)..........................................  $ 90  $(382) $129
                                                             ====  =====  ====


       See accompanying notes to the parent company financial statements.

                                  HUMANA INC.

                      PARENT COMPANY FINANCIAL INFORMATION

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2000, 1999 and 1998

                                                             2000   1999   1998
                                                             -----  -----  -----
                                                               (in millions)
Net cash provided by (used in) operating activities......... $ 134  $  62  $ (18)
Cash flows from investing activities:
  Purchases of property and equipment, net..................   (98)   (11)   (43)
  Capital contributions to operating subsidiaries...........   (48)  (191)   (59)
  Dividends from operating subsidiaries.....................   185    276    123
  Surplus note funding to operating subsidiaries............   (10)   --     --
  Surplus note redemption from operating subsidiaries.......     4    --     --
  Acquisitions..............................................   (77)   --     --
  Other.....................................................     2    --      (5)
                                                             -----  -----  -----
    Net cash (used in) provided by investing activities.....   (42)    74     16
                                                             -----  -----  -----
Cash flows from financing activities:
  Revolving credit agreement borrowings.....................   520    --     123
  Revolving credit agreement repayments.....................   --     (93)  (330)
  Net commercial paper (repayments) borrowings..............  (606)   (44)   141
  Proceeds from notes issued to operating subsidiaries......    20     18    --
  Common stock repurchases..................................   (26)   --     --
  Other.....................................................    11    (14)    68
                                                             -----  -----  -----
    Net cash (used in) provided by financing activities.....   (81)  (133)     2
                                                             -----  -----  -----
Change in cash and cash equivalents.........................    11      3    --
Cash and cash equivalents at beginning of period............     3    --     --
                                                             -----  -----  -----
Cash and cash equivalents at end of period.................. $  14  $   3  $ --
                                                             =====  =====  =====


       See accompanying notes to the parent company financial statements.

                                  HUMANA INC.

                      PARENT COMPANY FINANCIAL INFORMATION

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

   Parent company financial information has been derived from the consolidated financial statements of the Company and excludes the accounts of all subsidiaries. This information should be read in conjunction with the consolidated financial statements of the Company.

   Certain reclassifications have been made to the prior years' parent company financial information.

2. Transactions with Subsidiaries

   In the normal course of business, the parent company indemnifies certain of its subsidiaries for health plan obligations its subsidiaries may be unable to meet.

 Notes receivables from operating subsidiaries

   The parent company has funded certain subsidiaries with surplus note agreements. These notes are generally non-interest bearing and may not be repaid without the prior approval of the Departments of Insurance. In January 2001, the parent company received $22.5 million from one of its subsidiaries in satisfaction of two surplus notes.

 Notes payable to operating subsidiaries

   The parent company has borrowed funds from certain subsidiaries with notes generally collateralized by real estate. These notes, which have various payment and maturity terms, bear interest ranging from 6.65 percent to 7.50 percent and are payable between 2002 and 2009. The parent company recorded interest expense of $6 million, $5 million and $4 million related to these notes for the years ended December 31, 2000, 1999 and 1998, respectively. During the first quarter of 2001, the parent company paid $20 million to one of its subsidiaries in satisfaction of a note.

                                  Humana Inc.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                          Unaudited at March 31, 2001

                                                         March 31, December 31,
                                                           2001        2000
                                                         --------- ------------
                                                          (in millions, except
                                                             share amounts)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $  570      $  658
  Investment securities.................................   1,398       1,409
  Premiums receivable, less allowance for doubtful
   accounts of $40
   at March 31, 2001 and $42 at December 31, 2000.......     249         205
  Other.................................................     212         227
                                                          ------      ------
    Total current assets................................   2,429       2,499
Long-term investment securities.........................     226         240
Property and equipment, net.............................     439         435
Cost in excess of net assets acquired...................     786         790
Other...................................................     197         203
                                                          ------      ------
    Total assets........................................  $4,077      $4,167
                                                          ======      ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Medical and other expenses payable....................  $1,103      $1,181
  Trade accounts payable and accrued expenses...........     378         402
  Book overdraft........................................     128         149
  Unearned premium revenues.............................     340         333
  Debt..................................................     590         600
                                                          ------      ------
    Total current liabilities...........................   2,539       2,665
Professional liability and other obligations............     143         142
                                                          ------      ------
    Total liabilities...................................   2,682       2,807
                                                          ------      ------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par; authorized 10,000,000 shares;
   none issued
   Common stock, $0.16 2/3 par; 300,000,000 shares
   authorized; 170,688,314 and 170,889,142 shares issued
   in 2001 and 2000, respectively.......................      28          28
  Capital in excess of par value........................     922         923
  Retained earnings.....................................     488         461
  Accumulated other comprehensive loss..................      (3)         (8)
  Unearned restricted stock compensation................     (27)        (30)
  Treasury stock, at cost, 1,711,504 and 1,823,348
   shares in 2001 and 2000, respectively................     (13)        (14)
                                                          ------      ------
    Total stockholders' equity..........................   1,395       1,360
                                                          ------      ------
      Total liabilities and stockholders' equity........  $4,077      $4,167
                                                          ======      ======

     See accompanying notes to condensed consolidated financial statements.

                                  Humana Inc.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                 For the quarters ended March 31, 2001 and 2000
                                   Unaudited

                                                                    Quarters
                                                                      Ended
                                                                  -------------
                                                                   2001   2000
                                                                  ------ ------
                                                                  (in millions,
                                                                   except per
                                                                      share
                                                                    results)
                                                                  -------------
Revenues:
  Premiums....................................................... $2,413 $2,611
  Investment and other income, net...............................     32     31
                                                                  ------ ------
    Total revenues...............................................  2,445  2,642
                                                                  ------ ------
Operating expenses:
  Medical........................................................  2,007  2,220
  Selling, general and administrative............................    350    353
  Depreciation and amortization..................................     39     34
                                                                  ------ ------
    Total operating expenses.....................................  2,396  2,607
                                                                  ------ ------
Income from operations...........................................     49     35
  Interest expense...............................................      7      8
                                                                  ------ ------
Income before income taxes.......................................     42     27
  Provision for income taxes.....................................     15      6
                                                                  ------ ------
Net income....................................................... $   27 $   21
                                                                  ====== ======
Basic earnings per common share.................................. $ 0.16 $ 0.13
                                                                  ====== ======
Diluted earnings per common share................................ $ 0.16 $ 0.13
                                                                  ====== ======


     See accompanying notes to condensed consolidated financial statements.

                                  Humana Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the quarters ended March 31, 2001 and 2000
                                   Unaudited

                                                                   Quarters
                                                                     Ended
                                                                  ------------
                                                                  2001   2000
                                                                  -----  -----
                                                                      (in
                                                                   millions)
Cash flows from operating activities:
 Net income...................................................... $  27  $  21
 Adjustments to reconcile net income to net cash used in
  operating activities:
  Depreciation and amortization..................................    39     34
  Provision for deferred income taxes............................    16      5
  Changes in operating assets and liabilities excluding effects of acquisitions and divestitures:
   Premiums receivable...........................................   (48)   (48)
   Other assets..................................................     3     (8)
   Medical and other expenses payable............................   (78)   (26)
   Workers' compensation run-out claims reduction................   --     (30)
   Other liabilities.............................................   (27)   (71)
   Unearned premium revenues.....................................     1     53
  Other..........................................................    (2)   --
                                                                  -----  -----
    Net cash used in operating activities........................   (69)   (70)
                                                                  -----  -----
Cash flows from investing activities:
 Acquisitions, net of cash and cash equivalents acquired.........   --       3
 Disposition, net of cash and cash equivalents disposed..........   --      60
 Purchases of investment securities..............................  (479)  (257)
 Maturities of investment securities.............................   168    179
 Proceeds from sales of investment securities....................   352     88
 Purchases of property and equipment.............................   (28)   (33)
 Proceeds from sales of property and equipment...................   --       9
                                                                  -----  -----
    Net cash provided by investing activities....................    13     49
                                                                  -----  -----
Cash flows from financing activities:
 Net revolving credit agreement repayments.......................   (10)   --
 Net commercial paper repayments.................................   --      (7)
 Change in book overdraft........................................   (21)   (50)
 Other...........................................................    (1)    (3)
                                                                  -----  -----
    Net cash used in financing activities........................   (32)   (60)
                                                                  -----  -----
 Decrease in cash and cash equivalents...........................   (88)   (81)
 Cash and cash equivalents at beginning of period................   658    978
                                                                  -----  -----
 Cash and cash equivalents at end of period...................... $ 570  $ 897
                                                                  =====  =====
 Supplemental cash flow information:
  Interest payments.............................................. $   9  $   8
  Income tax payments (refunds), net............................. $   1  $  (1)

     See accompanying notes to condensed consolidated financial statements.

                                  Humana Inc.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   Unaudited

A. Basis of Presentation

   The accompanying condensed consolidated financial statements are presented in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the disclosures normally required by generally accepted accounting principles or those normally made in an Annual Report on Form 10-K. For further information, the reader of this Form 10-Q should refer to the Form 10-K of Humana Inc. (the "Company" or "Humana") for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001.

   The preparation of the Company's condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may ultimately differ from those estimates.

   The financial information has been prepared in accordance with the Company's customary accounting practices and has not been audited. In the opinion of management, the information presented reflects all adjustments necessary for a fair statement of interim results. All such adjustments are of a normal and recurring nature.

B. Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In general, SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. The adoption of this standard effective January 1, 2001 was not material to the Company's financial position, results of operations, or cash flows.

C. Contingencies

 Government and Other Contracts

   The Company's Medicare HMO contracts with the federal government are renewed for a one-year term each December 31, unless terminated 90 days prior thereto. Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts generally are annual contracts with various states except for the two-year contract with the Health Insurance Administration in Puerto Rico which was extended for an additional two months to expire on June 30, 2001. The Company is awaiting information from the Health Insurance Administration in Puerto Rico concerning the renewal of the contract. The Company is unable to predict if the contract will be renewed and what effect it will have on its

                                  Humana Inc.

                                   Unaudited

financial position, results of operations or cash flows. Additionally, the Company renewed its TRICARE contract for up to two additional years subject to annual renewal terms, beginning July 1, 2001. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, may have a material adverse effect on the revenues, profitability, and business prospects of the Company. In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations, and cash flows could be adversely impacted.

 Legal Proceedings

   The Company and Physician Corporation of America ("PCA"), formerly a publicly traded company acquired by the Company as a subsidiary in 1997, are each involved in securities litigation. The complaints involving the Company, which were consolidated, allege it and certain current and/or former directors and officers knowingly or recklessly made false or misleading statements in press releases and public filings concerning the Company's financial condition, primarily with respect to the impact of negotiations over renewal of the Company's contract with HCA in 1999. On November 7, 2000, the action was dismissed by the United States District Court for the Western District of Kentucky. The plaintiffs have filed an appeal to the United States Court of Appeals for the Sixth Circuit. The PCA complaint, filed in 1997, alleges certain of its former directors and officers knowingly or recklessly made false or misleading statements in press releases and public filings with respect to the financial and regulatory difficulties of PCA's workers' compensation business. The Company intends to pursue the defense of the actions vigorously and does not believe that these actions will have a material adverse effect on the Company's financial position or results of operations.

   The Company is involved in several purported class action lawsuits that are part of a wave of generally similar actions that target the health care payor industry and particularly target managed care companies. The cases include separate suits that purport to have been brought on behalf of members (so-called "Subscriber Track" cases) and a single action against the Company and seven other managed care companies that purports to have been brought on behalf of providers (so-called "Provider Track" case). The Subscriber Track complaints allege, among other things, that Humana intentionally concealed from members certain information concerning the way in which it conducts business, including the methods by which it pays providers. The complaints allege violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the Employee Retirement Income Security Act ("ERISA"). The plaintiffs do not allege that any of the purported practices resulted in denial of any claims for a particular benefit, but, instead, claim that Humana provided the purported class with health insurance benefits of lesser value than promised. In the Provider Track case, the plaintiffs assert that the companies improperly (i) paid providers' claims and (ii) "downcoded" their claims by paying lesser amounts than they submitted. Following dismissal of their initial complaint, the plaintiffs filed an amended complaint on March 26, 2001, which, among other things, added another defendant, Coventry Health Care, Inc., and several additional individual plaintiffs. The amended complaint also added claims by physician medical associations in Texas, California and Georgia. The complaint alleges, among other things, multiple violations under RICO as well as various breaches of contract and violation of regulations governing the timeliness of claim payments. The Company believes the allegations in the complaints are without merit and intends to pursue the defense of the actions vigorously.

                                  Humana Inc.

                                   Unaudited


   On January 4, 2000, a jury in Palm Beach County, Florida, issued an approximately $80 million verdict in a case arising from removal of an insured from a special case management program ("Chipps"). The award included approximately $78.5 million for punitive damages, $1 million for emotional distress and $29,000 for contractual benefits. The defendant, Humana Health Insurance Company of Florida, Inc., is in the process of appealing the verdict.

   On May 31, 2000, the Company entered into a five-year Corporate Integrity Agreement ("CIA") with the Office of Inspector General ("OIG") of the Department of Health and Human Services. Under the CIA, the Company is obligated to, among other things, provide training, conduct periodic audits and make periodic reports to the OIG.

   In July 2000, the Office of the Florida Attorney General initiated an investigation, apparently relating to some of the same matters as are involved in the purported class action lawsuits described above. While the Attorney General has filed no action against the Company, he has indicated that he may do so in the future.

   The Company's business practices are subject to review by various state insurance and health care regulatory authorities and federal regulatory authorities. Recently, there has been increased scrutiny by these regulators of the managed health care companies' business practices, including claims payment practices and utilization management. The Company has been and continues to be subject to such reviews. Some of these reviews could require changes in some of the Company's practices and could also result in fines or other sanctions.

   The Company also is involved in other lawsuits that arise in the ordinary course of its business operations, including claims of medical malpractice, bad faith, failure to properly pay claims, nonacceptance or termination of providers, failure to disclose network discounts and various provider arrangements, challenges to subrogation practices, and claims relating to performance of contractual obligations to providers and others. Recent court decisions and pending state and federal legislative activity may increase the Company's exposure for any of these types of claims.

   Personal injury and claims for extracontractual damages arising from medical benefit denial are covered by insurance from the Company's wholly owned captive insurance subsidiary and excess carriers, except to the extent that claimants seek punitive damages, which may not be covered by insurance in certain states in which insurance coverage for punitive damages is not permitted. In connection with the case of Chipps v. Humana Health Insurance Company of Florida, Inc., the Company's liability carriers have preliminarily indicated they believe no coverage may be available for a punitive damages award. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

   Management does not believe that any pending or threatened legal actions against the Company or audits by agencies will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the likelihood or outcome of current or future suits, including any appeals, e.g., the appeal of the Chipps case, cannot be accurately predicted with certainty. Therefore, such legal actions could have a material adverse effect on the Company's financial position, results of operations or cash flows.

                                  Humana Inc.

                                   Unaudited

D. Earnings Per Common Share

   Basic earnings per common share is computed on the basis of the weighted average number of unrestricted common shares outstanding. Diluted earnings per common share is computed on the basis of the weighted average number of unrestricted common shares outstanding plus the dilutive effect of outstanding employee stock options and restricted shares using the "treasury stock" method.

   There were no adjustments required to be made to net income for purposes of computing basic or diluted earnings per common share. Reconciliations of the average number of unrestricted common shares outstanding used in the calculation of basic earnings per common share and diluted earnings per common share for the quarters ended March 31, 2001 and 2000 are as follows:

                                                           Quarters Ended
                                                       -----------------------
                                                          2001        2000
                                                       ----------- -----------
     Shares used to compute basic earnings per common
      share........................................... 164,054,724 167,752,402
     Effect of dilutive common stock options and
      restricted shares...............................   3,318,612      99,246
                                                       ----------- -----------
     Shares used to compute diluted earnings per
      common share.................................... 167,373,336 167,851,648
                                                       =========== ===========
     Number of antidilutive stock options excluded
      from computation................................   6,996,471   9,686,003
                                                       =========== ===========

E. Comprehensive Income

   The following table presents comprehensive income for the quarters ended March 31, 2001 and 2000:

                                                                       Quarters
                                                                         Ended
                                                                       ---------
                                                                       2001 2000
                                                                       ---- ----
                                                                          (in
                                                                       millions)
     Net income.......................................................  27   21
     Net unrealized investment gains, net of tax......................   5    7
                                                                       ---  ---
     Comprehensive income, net of tax.................................  32   28
                                                                       ===  ===

F. Segment Information

   During the first quarter of 2001 the Company implemented a management realignment to reflect its consumer-centric focus. As a result of this realignment, the Company redefined its business segments into the Commercial segment and the Government segment. All prior period segment information has been reclassified to conform to the current period's presentation. The Commercial segment includes the Company's fully insured medical, administrative services only ("ASO"), and specialty lines of business marketed primarily to employer groups, and the Government segment includes the Medicare+Choice, Medicaid, and TRICARE lines of business. The TRICARE program provides health insurance coverage to the dependents of active duty

                                  Humana Inc.

                                   Unaudited

military personnel as well as to retired military personnel and their dependents. Results of each segment are measured based upon results of operations before income taxes. The Company allocates administrative expenses, interest income, and interest expense, but no assets, to its segments. Members served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. The segments also share overhead costs. As a result, the profitability of each segment is interdependent.

   The following table presents financial information for the Company's Commercial and Government segments for the quarters ended March 31, 2001 and 2000:

                                                                 2001
                                                   Commercial Government Total
                                                   ---------- ---------- ------
                                                          (in millions)
Revenues:
  Premiums........................................   $1,311     $1,102   $2,413
  Investment and other income, net................       17         15       32
                                                     ------     ------   ------
    Total revenues................................    1,328      1,117    2,445
                                                     ------     ------   ------
Operating expenses:
  Medical.........................................    1,070        937    2,007
  Selling, general and administrative.............      218        132      350
  Depreciation and amortization...................       24         15       39
                                                     ------     ------   ------
    Total operating expenses......................    1,312      1,084    2,396
                                                     ------     ------   ------
Income from operations............................       16         33       49
  Interest expense................................        4          3        7
                                                     ------     ------   ------
Income before income taxes........................   $   12     $   30   $   42
                                                     ======     ======   ======
                                                                 2000
                                                   Commercial Government Total
                                                   ---------- ---------- ------
Revenues:
  Premiums........................................   $1,431     $1,180   $2,611
  Investment and other income, net................       16         15       31
                                                     ------     ------   ------
    Total revenues................................    1,447      1,195    2,642
                                                     ------     ------   ------
Operating expenses:
  Medical.........................................    1,194      1,026    2,220
  Selling, general and administrative.............      224        129      353
  Depreciation and amortization...................       22         12       34
                                                     ------     ------   ------
    Total operating expenses......................    1,440      1,167    2,607
                                                     ------     ------   ------
Income from operations............................        7         28       35
  Interest expense................................        4          4        8
                                                     ------     ------   ------
Income before income taxes........................   $    3     $   24   $   27
                                                     ======     ======   ======

                                  Humana Inc.

                                   Unaudited


G. Subsequent Event

   On April 18, 2001, the Company reached a definitive merger agreement with Anthem Alliance Health Insurance Company ("Anthem"), to acquire by merger the outstanding shares of common stock of a newly formed Anthem subsidiary responsible for administering TRICARE benefits to approximately 1.0 million eligible members for consideration of approximately $45 million. This transaction, which is subject to regulatory approval, is expected to close in the second quarter of 2001.

H. Reclassifications

   Certain reclassifications have been made to the prior period's condensed consolidated financial statements to conform with the current period's presentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               [HUMANA (R) LOGO]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the debt securities being registered. All the amounts shown are estimates except for the registration fee.

      SEC registration fee............................................ $ 75,000
      Printing and engraving expenses.................................  125,000
      Legal fees and expenses.........................................  350,000
      Accounting fees and expenses....................................  100,000
      Transfer agent and registrar fees and expenses..................    5,000
      Blue sky fees and expenses......................................    5,000
      Miscellaneous...................................................   90,000
                                                                       --------
        Total......................................................... $750,000
                                                                       ========

Item 15. Indemnification of Officers and Directors

   The Registrant's Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary.

   Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

   The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

   The Underwriting Agreement related to the offering contemplated by the Registration Statement contains certain provisions regarding indemnification of our officers and directors in certain circumstances.

Exhibit
Number                                 Description of Document
-------                                -----------------------
 1.1**   Form of Underwriting Agreement, by and among the Company and the underwriters thereto

 4.1**   Form of Indenture, by and between the Company and the Bank of New York

 5.1**   Opinion of Fried, Frank, Harris, Shriver & Jacobson

12.1*    Statements Regarding Computation of Ratios

23.1**   Consent of Fried, Frank, Harris, Shriver & Jacobson (See Exhibit 5.1.)

23.2*    Consent of PricewaterhouseCoopers LLP

24.1*    Power of Attorney (See page II-3.)

25.1**   Statement of Eligibility of Trustee on Form T-1

--------
 *Filed herewith
**To be filed by amendment

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, County of Jefferson, Commonwealth of Kentucky, on June 19, 2001.

                                                 HUMANA INC.


                                                       /s/ Michael B. McCallister
                                                 By: _______________________________________
                                                           Michael B. McCallister
                                                    President and Chief Executive Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below constitutes and appoints Michael
B. McCallister and James H. Bloem, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-3, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

      /s/ Michael B. McCallister            President, Chief Executive   June 19, 2001
___________________________________________  Officer and Director
          Michael B. McCallister             (Principal Executive
                                             Officer)

          /s/ David A. Jones                Chairman of the Board and    June 19, 2001
___________________________________________  Director
              David A. Jones

          /s/ James H. Bloem                Senior Vice President and    June 19, 2001
___________________________________________  Chief Financial Officer
              James H. Bloem                 (Principal Financial and
                                             Accounting Officer)

        /s/ David A. Jones, Jr.             Vice Chairman of the Board   June 19, 2001
___________________________________________  and Director
            David A. Jones, Jr.

         /s/ Charles M. Brewer              Director                     June 19, 2001
___________________________________________
             Charles M. Brewer


                 Signature                            Title                  Date
                 ---------                            -----                  ----

        /s/ Michael E. Gellert              Director                     June 19, 2001
___________________________________________
            Michael E. Gellert

           /s/ John R. Hall                 Director                     June 19, 2001
___________________________________________
               John R. Hall

           /s/ Irwin Lerner                 Director                     June 19, 2001
___________________________________________
               Irwin Lerner

          /s/ W. Ann Reynolds               Director                     June 19, 2001
___________________________________________
              W. Ann Reynolds


                                 EXHIBIT INDEX

Exhibit
Number                                 Description of Document
-------                                -----------------------
 1.1**   Form of Underwriting Agreement, by and among the Company and the underwriters thereto

 4.1**   Form of Indenture, by and between the Company and the Bank of New York

 5.1**   Opinion of Fried, Frank, Harris, Shriver & Jacobson

12.1*    Statements Regarding Computation of Ratios

23.1**   Consent of Fried, Frank, Harris, Shriver & Jacobson (See Exhibit 5.1)

23.2*    Consent of PricewaterhouseCoopers LLP

24.1*    Power of Attorney (See page II-3)

25.1**   Statement of Eligibility of Trustee on Form T-1

--------
 *Filed herewith
**To be filed by amendment